UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 25, 2026

IonQ, Inc.

(Exact name of Registrant as Specified in Its Charter)

Delaware	001-39694	85-2992192
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

4505 Campus Drive
College Park, Maryland	20740
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s Telephone Number, Including Area Code: (301) 298-7997

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value $0.0001 per share	IONQ	New York Stock Exchange
Warrants, each exercisable for one share of common stock for $11.50 per share	IONQ WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act ☐

Item 1.01	Entry into a Material Definitive Agreement.

Agreement and Plan of Merger

On January 25, 2026, IonQ, Inc., a Delaware corporation (the “Company”), SkyWater Technology, Inc., a Delaware corporation (“SkyWater”), Iris Merger Subsidiary 1 Inc., a Delaware corporation (“Merger Sub 1”), and Iris Merger Subsidiary 2 LLC, a Delaware limited liability company (“Merger Sub 2” and, together with Merger Sub 1, the “Merger Subs”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which, among other things and subject to the terms of the Merger Agreement, (i) Merger Sub 1 will be merged with and into SkyWater in accordance with the requirements of the General Corporation Law of the State of Delaware (the “DGCL”), whereupon the separate existence of Merger Sub 1 will cease and SkyWater will be the surviving corporation in such merger (the “First Merger”), and (ii) immediately following the effective time of the First Merger (the “Effective Time”), and as part of the same plan, SkyWater, as the surviving corporation in the First Merger, will be merged with and into Merger Sub 2 in accordance with the applicable provisions of the DGCL and the Limited Liability Company Act of the State of Delaware, whereupon the separate existence of SkyWater will cease, with Merger Sub 2 being the surviving company (Merger Sub 2 in such capacity, the “Surviving Company”) in such merger (together with the First Merger, the “Mergers”). The Boards of Directors of the Company and SkyWater have each unanimously approved the Merger Agreement, including the Mergers and the other transactions contemplated thereby). The Board of Directors of SkyWater has also unanimously resolved to recommend to SkyWater’s stockholders the adoption of the Merger Agreement.

Effect on Capital Stock and Equity Awards

Pursuant to the terms of the Merger Agreement and subject to the satisfaction or waiver of the conditions set forth therein, at the Effective Time, each share of the common stock of SkyWater, par value $0.01 per share (each, a “SkyWater Share”), issued and outstanding immediately prior to the Effective Time (other than any SkyWater Shares (x) owned by the Company, Merger Sub 1, Merger Sub 2, SkyWater or any of their direct or indirect wholly-owned subsidiaries or (y) for which the holder is entitled to demand and properly demands appraisal of such SkyWater Shares pursuant to, and in compliance in all respect with, Section 262 of the DGCL) will be automatically converted into the right to receive (i) an amount of cash equal to $15.00, without interest (the “Cash Consideration”), and (ii) such number of validly issued, fully paid and nonassessable shares of the common stock of the Company, par value $0.0001 per share (each, a “Company Share”), equal to the Exchange Ratio (the “Stock Consideration” and, together with the Cash Consideration, the “Merger Consideration”), plus cash in lieu of any fractional shares to which such SkyWater Share would otherwise be entitled. The “Exchange Ratio” means the quotient obtained by dividing (i) $20.00 by (ii) the volume weighted average price of the Company Shares for the 20 full consecutive trading days prior to, but not including, the third business day before the closing date of the Mergers (the “Company Trading Price”); provided, however, that (i) if the Company Trading Price is greater than or equal to $60.13, then the Exchange Ratio will be equal to 0.3326 Company Shares and (ii) if the Company Trading Price is less than or equal to $37.99, then the Exchange Ratio will be equal to 0.5265 Company Shares.

The Merger Agreement further provides that, at the Effective Time, each outstanding SkyWater stock option and restricted stock unit award (other than those held by non-employee directors) will be converted into an option or restricted stock unit award, as applicable, in respect of Company Shares on the same terms and conditions as were applicable to such award immediately prior to the Effective Time, with the number of Company Shares underlying such award determined by multiplying (x) the number of SkyWater Shares subject to such award immediately prior to the Effective Time by (y) an equity award exchange ratio derived from the Exchange Ratio and the Cash Consideration (the “Equity Award Exchange Ratio”). Further, for each converted stock option, the exercise price applicable to such stock option will be determined by dividing (A) the exercise price per SkyWater Share subject to such SkyWater stock option immediately prior to the Effective Time divided by (B) the Equity Award Exchange Ratio (but in all cases subject to Sections 409A and 424(a) of the Code). In addition, restricted stock units held by non-employee directors of SkyWater will become fully vested and settled immediately prior to the Effective Time.

Additionally, the Merger Agreement provides, with respect to the SkyWater Employeee Stock Purchase Plan (the “SkyWater ESPP”), that (i) participation in the SkyWater ESPP shall be limited to those employees who are participants on the date of the Merger Agreement, (ii) except to the extent necessary to maintain the status of the SkyWater ESPP as an “employee stock purchase plan” within the meaning of Section 423 of the Code and the Treasury Regulations thereunder, participants may not increase their payroll deduction elections or rate of contributions from those in effect on the date of the Merger Agreement or make any separate non-payroll contributions to the SkyWater ESPP on or following the date of the Merger Agreement, (iii) no offering or purchase period shall be commenced after the date of the Merger Agreement, (iv) as of the earlier of the first scheduled purchase date following the date of the Merger Agreement or a date that is no later than the fifth trading day before the Effective Time, each participant’s then-outstanding share purchase right under the SkyWater ESPP shall be exercised and (v) the SkyWater ESPP shall terminate as of the Effective Time.

Representations and Warranties; Certain Covenants

The Merger Agreement contains customary representations and warranties of the parties relating to their respective businesses, financial statements and public filings, in each case generally subject to customary materiality qualifiers. Additionally, the Merger Agreement provides for customary pre-closing covenants of SkyWater, including covenants relating to conducting its business in the ordinary course consistent with past practice and to refrain from taking certain actions without the Company’s consent, covenants not to solicit proposals relating to alternative transactions or, subject to certain exceptions, enter into discussions concerning or provide information in connection with such alternative transactions and, subject to certain exceptions, covenants to recommend that SkyWater’s stockholders approve the Mergers and adopt the Merger Agreement (such recommendation, the “SkyWater Recommendation”). The Merger Agreement also provides for covenants of the Company, including certain actions that the Company must refrain from taking without SkyWater’s consent.

Before the adoption of the Merger Agreement by SkyWater’s stockholders, the Board of Directors of SkyWater may, in certain circumstances in response to an unsolicited third-party acquisition proposal received after the date of the Merger Agreement or an intervening event occurring after the date of the Merger Agreement, withdraw, modify, qualify or propose publicly to do the foregoing with respect to the SkyWater Recommendation (a “Skywater Recommendation Change”), or approve or recommend a Superior Proposal (as defined in the Merger Agreement), or cause SkyWater to terminate the Merger Agreement, subject to complying with notice requirements and other specified processes in the Merger Agreement, including giving the Company the opportunity to propose revisions to the terms of the transactions contemplated by the Merger Agreement during a match right period, and paying the Company the SkyWater Termination Fee (as defined below) prior to or substantially concurrently with such termination.

The parties have agreed to use their respective reasonable best efforts to take or cause to be taken, and do or cause to be done, all things necessary, proper or advisable under the Merger Agreement and applicable laws to consummate the Mergers as promptly as practicable after the date of the Merger Agreement, including to obtain the required regulatory approvals for the Mergers and to resolve or eliminate impediments under antitrust or other applicable laws, subject to certain exceptions.

Closing Conditions

Consummation of the Mergers is subject to the satisfaction or waiver of certain customary conditions, including, among others, (i) the adoption of the Merger Agreement by SkyWater’s stockholders in accordance with the DGCL (the “SkyWater Stockholder Approval”) at a meeting of SkyWater’s stockholders duly called and held for such purpose (the “SkyWater Stockholder Meeting”), (ii) the authorization for listing on the New York Stock Exchange upon official notice of issuance of the Company Shares issuable to the holders of SkyWater Shares pursuant to the Merger Agreement and the effectiveness of a Registration Statement on Form S-4 (the “Registration Statement”) with respect thereto, (iii) the expiration or termination of the applicable waiting period (or any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended and (iv) the absence of any applicable law or regulation enacted or deemed applicable to the Mergers by a governmental authority that makes consummation of the Mergers illegal and any judgment, injunction, order or decree prohibiting or enjoining the consummation of the Mergers. Each party’s obligation to consummate the Mergers is also subject to certain other conditions, including, among others, the accuracy of the other party’s representations and warranties and the other party’s compliance with its pre-closing covenants and agreements contained in the Merger Agreement (in each case, subject to certain qualifications).

Termination Rights, Termination Fee and Antitrust Termination Stock Issuance

The Merger Agreement also provides for certain mutual termination rights. Subject to certain limitations, the Merger Agreement may be terminated by either the Company or SkyWater (i) by mutual written consent, (ii) if the SkyWater Stockholder Meeting concludes without obtaining the SkyWater Stockholder Approval, (iii) if any law or regulation is enacted or enforced by a governmental authority that makes consummation of the Mergers illegal or otherwise prohibited or if any judgment, injunction, order or decree enjoining or otherwise prohibiting the consummation of the Mergers is entered by a governmental authority and is final and nonappealable (provided that a party whose failure to fulfill certain obligations has principally caused or resulted in the imposition of such restraint or the failure of such restraint to be resisted, resolved or lifted may not so terminate the Merger Agreement) or (iv) subject to certain limitations, if the Effective Time has not occurred on or before January 25, 2027 (the “End Date”), subject to two automatic 90-day extensions if on both such dates all of the closing conditions, except those related to regulatory approvals and governmental orders, have been satisfied or waived. In addition, (x) the Merger Agreement may be terminated by the Company (A) due to certain breaches by SkyWater of its representations, warranties and covenants contained in the Merger Agreement, subject to certain cure rights, or (B) if prior to the SkyWater Stockholder Meeting, the Board of Directors of SkyWater effects a change in the SkyWater Recommendation, and (y) the Merger Agreement may be terminated by SkyWater (A) due to certain breaches by the Company of its representations, warranties and covenants contained in the Merger Agreement, subject to certain cure rights, or (B) if prior to the SkyWater Stockholder Meeting, SkyWater determines to enter into a definitive agreement providing for a Superior Proposal.

If, prior to receipt of SkyWater Stockholder Approval, (i) the Merger Agreement is terminated by SkyWater in order to enter into a definitive agreement providing for a Superior Proposal, (ii) the Merger Agreement is terminated by the Company because SkyWater effects a change in the SkyWater Recommendation or (iii) the Merger Agreement is terminated by (x) the Company or SkyWater because the SkyWater Stockholder Approval was not obtained at the SkyWater Stockholder Meeting, (y) the Company or SkyWater because the End Date occurred prior to the receipt of the SkyWater Stockholder Approval or (z) the Company due to an uncured breach of SkyWater’s representations, warranties or covenants and, in the case of this clause (iii), after the date of the Merger Agreement but before the date of such termination an acquisition proposal is made and becomes publicly known, whether or not withdrawn, prior to the SkyWater Stockholder Meeting or the date of such termination, as applicable, then SkyWater will be obligated to pay the Company a fee equal to $51,573,958.07.

In the event of a termination following failure to obtain the required regulatory approvals for the Mergers and to resolve or eliminate impediments under antitrust or other applicable laws by the End Date (an “Antitrust Termination”), SkyWater will issue to the Company (or its subsidiary), and the Company will purchase from SkyWater, an aggregate of 2,857,143 newly issued SkyWater Shares (the “Investment Shares”) for $100,000,000, with the closing and funding to occur as provided in the Merger Agreement. SkyWater will use reasonable best efforts to cause the Investment Shares to be approved for listing on the Nasdaq Stock Exchange and to facilitate Rule 144 resales and the removal of restrictive legends, subject to customary conditions and allocations of costs. For up to two years following the equity investment (or earlier if SkyWater no longer owns the Investment Shares), the Company will be subject to a customary standstill, on the terms provided in the Merger Agreement, and may vote the Investment Shares in its sole discretion.

Voting Agreement

In connection with the execution of the Merger Agreement, the Company also entered into a Voting Agreement with SkyWater and certain holders of SkyWater Shares (the “Voting Agreement Holders”) collectively holding, as of January 26, 2026, approximately 19.87% of the total voting power of the issued and outstanding SkyWater Shares (the “Voting Agreement”). Pursuant to the Voting Agreement, among other things, each Voting Agreement Holder agreed to vote all SkyWater Shares owned of record or beneficially held by such Voting Agreement Holder (i) in favor of the adoption of the Merger Agreement, the Mergers and each of the transactions contemplated thereby, (ii) in favor of the approval of any proposal to adjourn the SkyWater Stockholder Meeting to a later date, if there are not sufficient affirmative votes to obtain the SkyWater Stockholder Approval on the date on which the SkyWater Stockholder Meeting is held, (iii) against any acquisition proposal or approval of any proposal, transaction, agreement or action that would reasonably be expected to prevent, materially delay or materially impede the consummation of the Mergers (an “Adverse Amendment”) and (iv) in favor of any other matter or action necessary for the consummation of the Mergers. The Voting Agreement terminates on the earliest to occur of (a) the Effective Time, (b) the termination of the Voting Agreement by mutual consent of the parties thereto, (c) the termination of the Merger Agreement in accordance with its terms and (d) the occurrence of an Adverse Amendment and (e) a SkyWater Recommendation Change.

Descriptions of Merger Agreement and Voting Agreement Not Complete

The foregoing summaries of the Merger Agreement, the Voting Agreement and the transactions contemplated thereby do not purport to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement and the Voting Agreement, which are attached hereto as Exhibit 2.1 and Exhibit 10.1 and are incorporated by reference herein. The parties expect to file the Registration Statement on Form S-4 containing the Company’s preliminary prospectus and SkyWater’s preliminary proxy statement as promptly as practicable.

The Merger Agreement and Voting Agreement have been included to provide investors with information regarding their terms. It is not intended to provide any other factual information about the Company, SkyWater, the Voting Agreement Holders or any of their respective subsidiaries or affiliates. The representations, warranties and covenants contained in the Merger Agreement and the Voting Agreement were made only for purposes of the Merger Agreement and the Voting Agreement, respectively, and as of specific dates, were solely for the benefit of the parties to the Merger Agreement and Voting Agreement, respectively, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties thereto instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries under the Merger Agreement or the Voting Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Merger Agreement and Voting Agreement, which subsequent information may or may not be fully reflected in the Company’s or SkyWater’s respective public disclosures.

Item 2.02	Results of Operations and Financial Condition.

On January 26, 2026, the Company and SkyWater issued a joint press release announcing the signing of the Merger Agreement (the “Joint Press Release”), which includes information relating to the Company’s 2025 fiscal year guidance. A copy of the Joint Press Release has been furnished as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference.

The information provided pursuant to Item 2.02 of this Form 8-K, including Exhibit 99.1, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference into any of the Company’s filings under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, except as expressly set forth by specific reference in such filing.

Item 7.01	Regulation FD Disclosure.

On January 26, 2026, the Company and SkyWater issued the Joint Press Release. A copy of the Joint Press Release has been furnished as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference. Additionally, the Company posted to its website an investor presentation describing the Mergers, a copy of which has been furnished as Exhibit 99.2 to this Current Report on Form 8-K and is incorporated herein by reference.

The information provided pursuant to Item 7.01 of this Form 8-K, including Exhibits 99.1 and 99.2, shall not be deemed “filed” for purposes of Section 18 of the Exchange Act or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference into any of the Company’s filings under the Securities Act or the Exchange Act, except as expressly set forth by specific reference in such filing.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of January 25, 2026, by and among IonQ, Inc., Iris Merger Subsidiary 1 Inc., Iris Merger Subsidiary 2 LLC and SkyWater Technology, Inc.*

10.1	Voting Agreement, dated as of January 25, 2026, by and between by and among IonQ, Inc., Iris Merger Subsidiary 1 Inc., Iris Merger Subsidiary 2 LLC, SkyWater Technology, Inc. and certain stockholders of SkyWater Technology, Inc.

99.1	Joint Press Release announcing the signing of the Merger Agreement, dated January 26, 2026.

99.2	Investor Presentation

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

*

Schedules and/or exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Company agrees to furnish supplementally a copy of any omitted schedules and/or exhibits to the Securities and Exchange Commission (the “SEC”) on a confidential basis upon request.

Important Information and Where to Find It

In connection with the Mergers, the Company intends to file with the SEC a Registration Statement on Form S-4, which will include a prospectus with respect to the Company Shares to be issued in the Mergers and a proxy statement for SkyWater’s stockholders (the “Proxy Statement/Prospectus”), and SkyWater intends to file with the SEC the proxy statement. The definitive proxy statement (if and when available following the effectiveness of the Registration Statement) will be mailed to stockholders of SkyWater. Each of the Company and SkyWater may also file with or furnish to the SEC other relevant documents regarding the Mergers. This communication is not a substitute for the Registration Statement, the Proxy Statement/Prospectus or any other document that the Company or SkyWater may file with the SEC or mail to SkyWater’s stockholders in connection with the Mergers. INVESTORS AND SECURITY HOLDERS OF THE COMPANY AND SKYWATER ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE MERGERS OR INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO), BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING THE COMPANY, SKYWATER, THE MERGERS AND RELATED MATTERS. The documents filed by the Company with the SEC also may be obtained free of charge at the Company’s website at investors.ionq.com. The documents filed by SkyWater with the SEC also may be obtained free of charge at SkyWater’s website at ir.skywatertechnology.com.

Participants in the Solicitation

The Company, SkyWater and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of SkyWater in connection with the Mergers under the rules of the SEC. Information about the interests of the directors and executive officers of the Company and SkyWater and other persons who may be deemed to be participants in the solicitation of stockholders of SkyWater in connection with the Mergers and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Proxy Statement/Prospectus, which will be filed with the SEC. Information about SkyWater’s directors and executive officers is set forth in SkyWater’s proxy statement for its 2025 Annual Meeting of Stockholders on Schedule 14A filed with the SEC on April 8, 2025, SkyWater’s Annual Report on Form 10-K for the year ended December 29, 2024 and any subsequent filings with the SEC. Information about certain of the Company’s directors and executive officers is set forth in the Company’s proxy statement for its 2025 Annual Meeting of Stockholders on Schedule 14A filed with the SEC on April 28, 2025 and any subsequent filings with the

SEC. Additional information regarding the direct and indirect interests of those persons and other persons who may be deemed participants in the Mergers may be obtained by reading the Proxy Statement/Prospectus regarding the Mergers when it becomes available. Free copies of these documents may be obtained as described above.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute, or form a part of, an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, as amended, and otherwise in accordance with applicable law.

Note to Investors Regarding Forward-Looking Statements

This document contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements contained in this document other than statements of historical fact are forward-looking statements. These forward-looking statements are based on the Company’s and SkyWater’s current expectations, estimates and projections about the expected date of closing of the Mergers and the potential benefits thereof, their respective businesses and industries, management’s beliefs and certain assumptions made by the Company and SkyWater, all of which are subject to change. All forward-looking statements by their nature address matters that involve risks and uncertainties, many of which are beyond our control and are not guarantees of future results, such as statements about the consummation of the Mergers and the anticipated benefits thereof. These and other forward-looking statements, including the failure to consummate the Mergers or to make or take any filing or other action required to consummate the transactions in a timely matter or at all, are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements and caution must be exercised in relying on forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: (i) the completion of the Mergers on anticipated terms and timing, including obtaining stockholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies, expansion and growth of SkyWater’s and the Company’s businesses and other conditions to the completion of the Mergers; (ii) failure to realize the anticipated benefits of the Mergers, including as a result of delay in completing the transactions or integrating the businesses of the Company and SkyWater; (iii) the Company’s and SkyWater’s ability to implement their business strategies; (iv) potential litigation relating to the Mergers that could be instituted against the Company, SkyWater or their respective directors; (v) the risk that disruptions from the Mergers will harm the Company’s or SkyWater’s businesses, including current plans and operations; (vi) the ability of the Company or SkyWater to retain and hire key personnel; (vii) potential adverse reactions or changes to business relationships resulting from the announcement, pendency or completion of the Mergers; (viii) uncertainty as to the long-term value of the Company Shares; (ix) legislative, regulatory and economic developments affecting the Company’s and SkyWater’s businesses; (x) general economic and market developments and conditions; (xi) the evolving legal, regulatory and tax regimes under which the Company and SkyWater operate; (xii) potential business uncertainty, including changes to existing business relationships, during the pendency of the Mergers that could affect the Company’s or SkyWater’s financial performance; (xiii) restrictions during the pendency of the Mergers that may impact the Company’s or SkyWater’s ability to pursue certain business opportunities or strategic transactions; (xiv) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as the Company’s and SkyWater’s response to any of the aforementioned factors; and (xv) failure to receive the SkyWater Stockholder Approval. These risks, as well as other risks associated with the Mergers, will be more fully discussed in the Proxy Statement/Prospectus. While the list of factors presented here is, and the list of factors presented in the Proxy Statement/Prospectus will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on the Company’s or SkyWater’s consolidated financial condition, results of operations or liquidity. Neither the Company nor SkyWater assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IonQ, Inc.

Date: January 26, 2026	By:	/s/ Paul T. Dacier
Paul T. Dacier
Chief Legal Officer and Corporate Secretary

EXHIBIT 2.1

AGREEMENT AND PLAN OF MERGER

dated as of

January 25, 2026

among

IONQ, INC.,

IRIS MERGER SUBSIDIARY 1 INC.,

IRIS MERGER SUBSIDIARY 2 LLC

and

SKYWATER TECHNOLOGY, INC.

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of January 25, 2026, is by and among IonQ, Inc., a Delaware corporation (“Parent”), Iris Merger Subsidiary 1 Inc., a newly formed Delaware corporation and a wholly-owned Subsidiary of Parent (“Merger Subsidiary 1”), Iris Merger Subsidiary 2 LLC, a newly formed Delaware limited liability company and a wholly-owned Subsidiary of Parent (“Merger Subsidiary 2” and together with Merger Subsidiary 1, the “Merger Subsidiaries”), and SkyWater Technology, Inc., a Delaware corporation (the “Company”). All capitalized terms that are used but not defined in the body of this Agreement shall have the meanings ascribed thereto in Annex A.

W I T N E S S E T H:

WHEREAS, each of the Boards of Directors of Parent, the Company, Merger Subsidiary 1 and Merger Subsidiary 2 has approved, and has deemed it advisable and in the best interests of such company and its stockholders, to consummate the business combination transaction provided for herein, pursuant to which Merger Subsidiary 1 will merge with and into the Company in accordance with the applicable provisions of the Delaware General Corporation Law (the “DGCL”), with the Company surviving as a wholly owned direct Subsidiary of Parent (the “First Merger”) and immediately thereafter, the subsequent merger of the Company, as the surviving entity in the First Merger, with and into Merger Subsidiary 2 in accordance with the DGCL and the Delaware Limited Liability Company Act (“DLLCA”), with Merger Subsidiary 2 surviving as a wholly-owned direct Subsidiary of Parent (the “Second Merger” and, together with the First Merger, the “Mergers”);

WHEREAS, the Board of Directors of Parent has unanimously (a) determined that this Agreement and the issuance of the shares of Parent Common Stock, pursuant to this Agreement (the “Parent Common Stock Issuance”) and the other transactions contemplated hereby, including the Mergers (collectively, the “Transactions”), are fair to, and in the best interests of, Parent and Parent’s stockholders and (b) approved and declared advisable this Agreement and the Transactions;

WHEREAS, the Board of Directors of the Company, at a meeting duly called and held on or prior to the date of this Agreement, has unanimously (a) determined that this Agreement, the Mergers and the other Transactions contemplated hereby are fair to and in the best interests of the Company’s stockholders, (b) approved and declared advisable this Agreement, the Mergers and the other Transactions, (c) directed that the adoption of this Agreement be submitted to a vote at a meeting of the holders of shares of Company Common Stock and (d) resolved (subject to Section 5.2 and Section 5.3) to recommend the adoption of this Agreement by the holders of Company Common Stock;

WHEREAS, the sole director of Merger Subsidiary 1 has (a) determined that this Agreement and the Transactions contemplated hereby are fair to, and in the best interests of, Merger Subsidiary 1’s sole stockholder, (b) approved and declared advisable this Agreement and the Transactions and (c) submitted this Agreement to the sole stockholder of Merger Subsidiary 1, for adoption thereby and recommended that the sole stockholder approve and adopt this Agreement and the Transactions;

WHEREAS, IonQ, Inc., as the sole member of Merger Subsidiary 2 has (a) determined that this Agreement and the Transactions contemplated hereby are fair to, and in the best interests of, Merger Subsidiary 2 and its sole member, (b) approved and declared advisable this Agreement and the Transactions contemplated hereby and (c) adopted this Agreement;

WHEREAS, for U.S. federal income tax purposes, it is intended that the Mergers, taken together, (A) will constitute an integrated plan described in Rev. Rul. 2001-46. 2001-2 C.B. 321 and (B) will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and the regulations promulgated thereunder (clauses (A) and (B), together, the “Intended Tax Treatment”), and this Agreement is intended to be adopted as a “plan of reorganization” within the meaning of Treasury Regulations sections 1.368-(2)(g) and 1.368-3(a);

WHEREAS, Parent, the Merger Subsidiaries and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Mergers and also to prescribe various conditions to the Mergers; and

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition of the willingness of Parent to enter into this Agreement, certain stockholders of the Company (each, a “Specified Stockholder”) and Parent have entered into a voting agreement (the “Voting Agreement”), which provides, among other things, that each Specified Stockholder will vote all shares of Company Common Stock of which such Specified Stockholder is the sole or shared record and/or beneficial owner in favor of the Transactions contemplated by this Agreement, on the terms and subject to the conditions set forth therein.

NOW, THEREFORE, in consideration of the promises and the respective representations, warranties, covenants and agreements set forth herein, the parties hereto agree as follows:

ARTICLE I

THE MERGERS

Section 1.1 The Mergers.

(a) Upon the terms and subject to the conditions set forth in this Agreement, (i) at the Effective Time, Merger Subsidiary 1 shall be merged with and into the Company in accordance with the requirements of the DGCL, whereupon the separate existence of Merger Subsidiary 1 shall cease, and the Company shall be the surviving corporation in the First Merger (the “First Surviving Corporation”) and (ii) immediately following the Effective Time, and as part of the same plan, at the Second Effective Time, the First Surviving Corporation shall be merged with and into Merger Subsidiary 2 in accordance with the applicable provisions of the DGCL and the DLLCA, whereupon the separate existence of the First Surviving Corporation shall cease, with Merger Subsidiary 2 surviving the Second Merger (Merger Subsidiary 2, as the surviving company of the Second Merger, sometimes being referred to herein as the “Surviving Company”), such that following the Second Merger, the Surviving Company will be a wholly-owned direct Subsidiary of Parent.

(b) On the Closing Date, (i) immediately after the Closing, the Company shall cause to be filed a certificate of merger with respect to the First Merger with the Secretary of State of the State of Delaware (the “First Certificate of Merger”) and (ii) immediately following the filing of the First Certificate of Merger, Parent shall cause to be filed a certificate of merger with respect to the Second Merger with the Secretary of State of the State of Delaware (the “Second Certificate of Merger” and, together with the First Certificate of Merger, the “Certificates of Merger”) and the parties shall make all other filings or recordings required by the DGCL and the DLLCA in connection with the Mergers. The First Merger shall become effective at such time as the First Certificate of Merger is duly filed with the Secretary of State of the State of Delaware or at such later time as Parent and the Company may agree and is specified in the First Certificate of Merger (the “Effective Time”). The Second Merger shall become effective upon the filing of the Second Certificate of Merger with the Secretary of State of the State of Delaware, or at such later time as Parent and the Company may agree and is specified in the Second Certificate of Merger (such date and time being hereinafter referred to as the “Second Effective Time”). The Effective Time shall, in all events, precede the Second Effective Time.

(c) (i) From and after the Effective Time, the First Surviving Corporation shall possess all the rights, privileges, powers and franchises and be subject to all of the restrictions, disabilities and duties of the Company and Merger Subsidiary 1, all as provided under the DGCL, and (ii) from and after the Second Effective Time, the Surviving Company shall possess all the rights, privileges, powers and franchises and be subject to all of the restrictions, disabilities and duties of Merger Subsidiary 2 and the First Surviving Corporation, all as provided under the DGCL and the DLLCA.

(d) The closing of the Mergers (the “Closing”) shall take place (i) at the offices of Paul, Weiss, Rifkind, Wharton & Garrison LLP, 1285 Avenue of the Americas, New York, New York 10019 or remotely by exchange of documents and signatures (or their electronic counterparts) as soon as practicable on the third Business Day following the day on which the last to be fulfilled or waived of the conditions set forth in Article VIII (other than those conditions that by their nature are to be fulfilled at the Closing, but subject to the fulfillment or waiver of such conditions) shall be fulfilled or waived in accordance with this Agreement or (ii) at such other place and time as the Company and Parent may agree in writing.

Section 1.2 Certificate of Incorporation and By-Laws of the First Surviving Corporation and the Surviving Company.

Subject to Section 6.3:

(a) At the Effective Time, by virtue of the First Merger, the certificate of incorporation and the by-laws of the Company then in effect shall each be amended and restated in their entirety to be, respectively, the certificate of incorporation and the by-laws of Merger Subsidiary 1, as in effect immediately prior to the Effective Time (with all references to Merger Subsidiary 1 therein automatically deemed to refer to the First Surviving Corporation), and, as so amended and restated, shall constitute the certificate of incorporation and the by-laws of the First Surviving Corporation from and after the Effective Time until amended in accordance with their respective terms and the DGCL.

(b) At the Second Effective Time, the certificate of formation and the limited liability company agreement of Merger Subsidiary 2, each as in effect immediately prior to the Second Effective Time, shall be the certificate of formation and the limited liability company agreement of the Surviving Company, until thereafter amended in accordance with applicable law.

Section 1.3 Directors and Officers of the Surviving Company.

(a) The directors of Merger Subsidiary 1 immediately prior to the Effective Time shall be the initial directors of the First Surviving Corporation, each to hold office in accordance with the certificate of incorporation and by-laws of the First Surviving Corporation, and the officers of Merger Subsidiary 1 immediately prior to the Effective Time shall be the initial officers of the First Surviving Corporation, in each case until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal.

(b) The officers of Merger Subsidiary 2 serving in such positions immediately prior to the Second Effective Time shall become, as of the Second Effective Time, the officers of the Surviving Company after the consummation of the Second Merger, to hold office until the earlier of their death, resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

Section 1.4 Effect on Capital Stock

(a) At the Effective Time, subject to the other provisions of Articles I and II, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than any shares of Company Common Stock (i) to be cancelled pursuant to Section 1.4(d), (ii) covered under Section 1.5(a) or Section 1.5(b) or (iii) subject to the provisions of Section 1.6) shall, by virtue of this Agreement and without any action on the part of the holder thereof, be converted into and shall thereafter represent the right to receive (1) an amount in cash, without interest, equal to $15.00 (the “Per Share Cash Consideration”) and (2) such number of validly issued, fully paid and nonassessable shares of Parent Common Stock equal to the Exchange Ratio (the “Per Share Stock Consideration” and, together with the Per Share Cash Consideration, “Merger Consideration”). No election shall be made available to any holder of Company Common Stock with respect to the form of consideration, and no proration shall apply.

(b) From and after the Effective Time, all of the shares of Company Common Stock converted into the right to receive the Merger Consideration pursuant to this Article I shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each holder of (x) a certificate (each a “Certificate”) or (y) non-certificated shares represented by book-entry (“Book-Entry Shares”), in each case previously representing any such shares of Company Common Stock shall thereafter cease to have any rights with respect to such securities, except the right to receive the Merger Consideration and any cash to be paid in lieu of any fractional share of Parent Common Stock in accordance with Section 2.2.

(c) If at any time during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of capital stock of Parent or the Company shall occur by reason of any reclassification, recapitalization, stock split or combination, exchange or readjustment of shares, or any stock dividend thereon with a record date during such period, the Merger Consideration, the Per Share Cash Consideration, the Per Share Stock Consideration, the Exchange Ratio and any other similarly dependent items, as the case may be, shall be appropriately adjusted to provide the holders of shares of Company Common Stock the same economic effect as contemplated by this Agreement prior to such event (and, for the avoidance of doubt, any such adjustment shall be made in a manner consistent with the methodology used to determine the Parent Trading Price and Exchange Ratio); provided, that (i) nothing in this Section 1.4 shall be construed to permit the Company or Parent to take any action with respect to its securities that is otherwise prohibited by the terms of this Agreement and (ii) cash dividends and grants of equity compensation not prohibited by the terms hereof shall not result in any adjustment to the Merger Consideration, the Per Share Cash Consideration, the Per Share Stock Consideration, the Exchange Ratio or other dependent item.

(d) At the Effective Time, all shares of Company Common Stock that are owned by Parent, Merger Subsidiary 1, Merger Subsidiary 2 or the Company or any of their respective direct or indirect wholly-owned Subsidiaries (the “Cancelled Shares”) shall be cancelled and retired and shall cease to exist and no stock of Parent, cash or other consideration shall be delivered in exchange therefor. For the avoidance of doubt, this Section 1.4(d) shall not apply to shares of Company Common Stock held in trust or otherwise set aside from shares held in the Company’s treasury pursuant to a Company Benefit Plan (as such term is defined in Section 3.15).

(e) (i) At the Effective Time, each issued and outstanding share of common stock, par value $0.01 per share, of Merger Subsidiary 1 issued and outstanding immediately prior to the Effective Time shall remain outstanding as one fully paid and nonassessable share of common stock, par value $0.01 per share, of the First Surviving Corporation and (ii) at the Second Effective Time, (A) each issued and outstanding share of common stock, par value $0.01 per share, of the First Surviving Corporation shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist and no consideration shall be delivered in exchange therefor and (B) each limited liability company interest of Merger Subsidiary 2 issued and outstanding immediately prior to the Second Effective Time shall remain outstanding as a limited liability company interest of the Surviving Company.

Section 1.5 Equity Awards.

(a) At the Effective Time, by virtue of the Mergers and without any action on the part of the holder thereof, each outstanding award of stock options with respect to shares of Company Common Stock (each, a “Company Option”), whether or not vested, shall cease to represent a Company Option, and shall thereafter constitute a stock option, on the same terms and conditions as were applicable under such Company Option immediately prior to the Effective Time, including any provisions providing for accelerated vesting upon a qualifying termination of employment as in effect on the date hereof, with respect to the number (rounded down to the nearest whole number) of shares of Parent Common Stock determined by multiplying (x) the number of shares of Company Common Stock subject to such Company Option immediately prior to the Effective Time by (y) the Equity Award Exchange Ratio. The exercise price per share of Parent Common Stock subject to any such Company Option at and after the Effective Time shall be an amount (rounded up to the nearest whole cent) equal to (A) the exercise price per share of Company Common Stock subject to such Company Option immediately prior to the Effective Time divided by (B) the Equity Award Exchange Ratio. Notwithstanding the

foregoing, the exercise price and the number of shares of Parent Common Stock purchasable pursuant to such adjusted options shall be determined in a manner consistent with the requirements of Section 409A of the Code, and, in the case of any Company Option to which Section 422 of the Code applies, the exercise price and the number of shares of Parent Common Stock purchasable pursuant to such option shall be determined subject to such adjustments as are necessary in order to satisfy the requirements of Section 424(a) of the Code.

(b) At the Effective Time, by virtue of the Mergers and without any action on the part of the holder thereof, each award of restricted stock units other than a Company Director RSU Award (each, a “Company RSU Award”) that corresponds to shares of Company Common Stock that is outstanding as of the Effective Time, whether or not vested, shall cease to represent a Company RSU Award with respect to Company Common Stock and shall thereafter constitute a restricted stock unit award, on the same terms and conditions as were applicable under such Company RSU Award immediately prior to the Effective Time, including any provisions providing for accelerated vesting upon a qualifying termination of employment as in effect on the date hereof, with respect to the number (rounded to the nearest whole number) of shares of Parent Common Stock determined by multiplying (x) the number of shares of Company Common Stock subject to such Company RSU Award immediately prior to the Effective Time by (y) the Equity Award Exchange Ratio. For the avoidance of doubt, any amounts relating to dividend equivalent rights, if any, granted with respect to such Company RSU Award that are accrued but unpaid as of the Effective Time shall carry over and be paid if required by and in accordance with the terms and conditions as were applicable to such Company RSU Award immediately prior to the Effective Time.

(c) Prior to the Effective Time and without any action on the part of the holder thereof, each award of restricted stock units held by a non-employee member of the Company’s Board of Directors (each, a “Company Director RSU Award”) that corresponds to shares of Company Common Stock and that is outstanding immediately prior to the Effective Time, whether or not vested, shall become fully vested (to the extent unvested) and shall be settled prior to the Effective Time and the Company Common Stock issued thereunder shall be treated in accordance with Section 1.4(a). Notwithstanding the foregoing, with respect to any Company Director RSU Award that constitutes nonqualified deferred compensation subject to Section 409A of the Code and that is not permitted to be paid as described in the immediately preceding sentence without triggering a Tax under Section 409A of the Code, such payment shall be made at the earliest time permitted under this Agreement and the terms of the corresponding award that will not trigger a Tax under Section 409A of the Code.

(d) Prior to the Effective Time, the Board of Directors of the Company and/or the Compensation Committee of the Board of Directors of the Company shall adopt resolutions approving the treatment of the Company equity awards pursuant to the terms of this Section 1.5.

(e) As soon as practicable following the date of this Agreement, the Board of Directors of the Company (or, if appropriate, any committee administering the Company’s 2021 Employee Stock Purchase Plan (the “ESPP”)) shall adopt such resolutions and take such other actions as may be required so that (i) participation in the ESPP shall be limited to those employees who are participants on the date of this Agreement, (ii) except to the extent necessary to maintain the status of the ESPP as an “employee stock purchase plan” within the meaning of Section 423 of the Code and the Treasury Regulations thereunder, participants may not increase their payroll deduction elections or rate of contributions from those in effect on the date of this Agreement or make any separate non-payroll contributions to the ESPP on or following the date of this Agreement, (iii) no offering or purchase period shall be commenced after the date of this Agreement, (iv) as of the earlier of the first scheduled purchase date following the date of this Agreement or a date that is no later than the fifth trading day before the Effective Time, each participant’s then-outstanding share purchase right under the ESPP shall be exercised and (v) the ESPP shall terminate as of the Effective Time.

(f)

(i) Parent shall take all corporate action necessary to assume as of the Effective Time the Company’s obligations under the Company Options and Company RSU Awards and reserve for issuance a sufficient number of shares of Parent Common Stock for delivery pursuant to the terms set forth in this Section 1.5.

(ii) As soon as reasonably practicable after the Effective Time, Parent shall file with the SEC a registration statement on an appropriate form or a post-effective amendment to a previously filed registration statement under the Securities Act with respect to the Parent Common Stock subject to equity-based awards described in this Section 1.5 and shall use its reasonable best efforts to maintain the current status of the prospectus contained therein, as well as comply with any applicable state securities or “blue sky” laws, for so long as such equity-based awards remain outstanding. From and after the date of this Agreement, the Company and its Subsidiaries shall reasonably cooperate with Parent in preparing such registration statements or post-effective amendments.

Section 1.6 Appraisal Rights.

(a) Notwithstanding anything to the contrary in this Agreement, shares of Company Common Stock (other than Cancelled Shares) that are outstanding immediately prior to the Effective Time and that are held by any Person who is entitled to demand and properly demands appraisal of such shares pursuant to, and who complies in all respects with, Section 262 of the DGCL (“Appraisal Shares”) shall not be converted into, or represent the right to receive, the Merger Consideration as provided in Section 1.4, but instead shall represent only the right to receive such amounts as may be determined to be due with respect to such Appraisal Shares in accordance with Section 262 of the DGCL; provided, however, that if any such Person shall fail to perfect, withdraw or otherwise lose the right to appraisal under Section 262 of the DGCL, or if a court of competent jurisdiction shall determine that such Person is not entitled to the relief provided by Section 262 of the DGCL, then such Appraisal Shares shall thereupon be deemed, as of the Effective Time, to have been converted into, and to represent only the right to receive, the Merger Consideration as provided in Section 1.4, without interest thereon and in accordance with the terms of Article II.

(b) The Company shall provide Parent prompt written notice of any demands received by the Company for appraisal of shares of Company Common Stock (or written threats thereof), any written withdrawal or purported withdrawal of any such demand and any other demand, notice or instrument delivered to the Company prior to the Effective Time pursuant to the DGCL that relates to such demand. Parent shall have the right to participate in and direct all negotiations and any litigation, suit, action or other proceeding to the extent related to such demands for appraisal, and the Company shall consider in good faith any comments or suggestions proposed by Parent with respect thereto. Except with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), the Company shall not make any payment with respect to, or offer to settle or settle, or approve the withdrawal of, any such demands, or agree to do any of the foregoing.

ARTICLE II

EXCHANGE OF CERTIFICATES

Section 2.1 Surrender and Payment.

(a) Prior to the Effective Time, Parent shall appoint a bank, trust company or nationally recognized stockholder services provider or such other Person reasonably acceptable to the Company as the exchange agent (the “Exchange Agent”) for the purpose of exchanging Certificates and Book-Entry Shares and the payment of the aggregate Merger Consideration in accordance with the terms of this Article II. Parent shall make available to the Exchange Agent, as needed, evidence of Book-Entry Shares, representing shares of Parent Common Stock to be delivered in respect of the shares of Company Common Stock and the cash to make the payments contemplated by Section 1.4. Such shares of Parent Common Stock and such cash so deposited are hereinafter referred to as the “Exchange Fund.” Promptly after the Effective Time, Parent shall send, or cause the Exchange Agent to send, to each holder of record of shares of Company Common Stock as of the Effective Time, a letter of transmittal for use in such exchange (which shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the Certificates to the Exchange Agent) in such form as the Company and Parent may reasonably agree, for use in effecting delivery of shares of Company Common Stock to the Exchange Agent. Exchange of any Book-Entry Shares shall be effected in accordance with Parent’s customary procedures with respect to securities represented by book entry.

(b) Each holder of shares of Company Common Stock that have been converted into a right to receive the Merger Consideration, upon surrender to the Exchange Agent of a Certificate or Book-Entry Share, together with a properly completed letter of transmittal, shall be entitled to receive (i) one or more shares of Parent Common Stock (which shall be in non-certificated book-entry form) representing, in the aggregate, the whole number of shares of Parent Common Stock, if any, that such holder has the right to receive pursuant to Section 1.4 and (ii) a check in an amount equal to (A) the cash portion of the Merger Consideration that such holder has the right to receive pursuant to Section 1.4 and this Article II, plus (B) any cash payable in lieu of fractional shares which such holder has the right to receive pursuant to Section 2.2 and in respect of any dividends and other distributions which such holder has the right to receive pursuant to Section 2.1(f). No interest shall be paid or accrued on any Merger Consideration, cash payable in lieu of fractional shares or unpaid dividends and distributions payable to holders of Certificates or Book-Entry Shares. Until so surrendered, each such Certificate or Book-Entry Share shall, after the Effective Time, represent for all purposes only the right to receive such Merger Consideration.

(c) If any portion of the Merger Consideration is to be registered in the name of a Person other than the Person in whose name the applicable surrendered Certificate is registered, it shall be a condition to the registration thereof that such surrendered Certificate shall be properly endorsed or otherwise be in proper form for transfer and that the Person requesting such delivery of the Merger Consideration shall pay to the Exchange Agent any transfer or other similar Taxes required as a result of such registration in the name of a Person other than the registered holder of such Certificate or establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable. Delivery of the Merger Consideration with respect to Book-Entry Shares shall only be made to the Person in whose name such Book-Entry Shares are registered.

(d) After the Effective Time, there shall be no further registration of transfers of shares of Company Common Stock. If, after the Effective Time, Certificates or Book-Entry Shares are presented to the Exchange Agent, Parent, the First Surviving Corporation or the Surviving Company, they shall be cancelled and exchanged for the consideration provided for, and in accordance with the procedures set forth, in this Article II.

(e) Any portion of the Exchange Fund made available to the Exchange Agent pursuant to Section 2.1(a) that remains unclaimed by the holders of shares of Company Common Stock one year after the Effective Time shall be returned to Parent, or transferred as otherwise directed by Parent, upon demand, and any such holder who has not exchanged his shares of Company Common Stock for the Merger Consideration in accordance with this Section 2.1 prior to that time shall thereafter look only to Parent for delivery of the Merger Consideration (and any cash payable in lieu of fractional shares which such holder has the right to receive pursuant to Section 2.2 and any dividends and distributions which such holder has the right to receive pursuant to Section 2.1(f)) in respect of such holder’s shares. Notwithstanding the foregoing, none of Parent, the Merger Subsidiaries or the Company shall be liable to any holder of shares for any Merger Consideration (and any cash payable in lieu of fractional shares which such holder has the right to receive pursuant to Section 2.2 and any dividends and distributions which such holder has the right to receive pursuant to Section 2.1(f)) delivered to a public official pursuant to applicable abandoned property laws. Any Merger Consideration (and any cash payable in lieu of fractional shares which such holder has the right to receive pursuant to Section 2.2 and any dividends and distributions which such holder has the right to receive pursuant to Section 2.1(f)) remaining unclaimed by former holders of shares of Company Common Stock three years after the Effective Time (or such earlier date immediately prior to such time as such amounts would otherwise escheat to or become property of any governmental body, agency, authority or entity) shall, to the extent permitted by applicable law, become the property of Parent free and clear of any claims or interest of any Person previously entitled thereto.

(f) No dividends or other distributions with respect to shares of Parent Common Stock issued in the Mergers shall be paid to the holder of any unsurrendered Certificates or Book-Entry Shares until such Certificates or Book-Entry Shares are surrendered as provided in this Section 2.1. Following such surrender, there shall be paid, without interest, to the record holder of the shares of Parent Common Stock issued in exchange therefor (i) at the time of such surrender, all dividends and other distributions payable in respect of such shares of Parent Common Stock with a record date after the Effective Time and a payment date on or prior to the date of such surrender and not previously paid and (ii) at the appropriate payment date, the dividends or other distributions payable with respect to such shares of Parent Common Stock with a record date after the Effective Time but with a payment date subsequent to such surrender. For purposes of dividends or other distributions in respect of shares of Parent Common Stock, all shares of Parent Common Stock to be issued pursuant to the Mergers shall be entitled to dividends pursuant to the immediately preceding sentence as if issued and outstanding as of the Effective Time.

(g) The Exchange Agent shall invest any cash delivered by Parent pursuant to Section 2.1(a) as directed by Parent; provided, that no losses on such investments shall affect the cash payable to former holders of shares of Company Common Stock pursuant to this Article II. Any interest and other income resulting from such investments shall be paid promptly to Parent. Any portion of the Merger Consideration deposited with the Exchange Agent pursuant to Section 2.1 to pay for shares for which appraisal rights shall have been perfected shall be returned to Parent, upon demand.

(h) The payment of any transfer, documentary, sales, use, stamp, registration, value added and other similar Taxes and fees incurred by a holder of Company Common Stock in connection with the Mergers, and the filing of any related Tax Returns and other documentation with respect to such Taxes and fees, shall be the responsibility solely of such holder.

Section 2.2 Fractional Shares.

(a) No fractional shares of Parent Common Stock shall be issued in the Merger, but in lieu thereof each holder of shares of Company Common Stock otherwise entitled to a fractional share of Parent Common Stock shall be entitled to receive, from the Exchange Agent in accordance with the provisions of this Section 2.2 and subject to the provisions of Section 2.1, a cash payment (without interest and rounded to the nearest cent) in lieu of such fractional shares of Parent Common Stock representing such holder’s proportionate interest, if any, in the proceeds from the sale by the Exchange Agent in one or more transactions of shares of Parent Common Stock equal to the excess of (x) the aggregate number of shares of Parent Common Stock to be delivered to the Exchange Agent by Parent pursuant to Section 2.1(a) over (y) the aggregate number of whole shares of Parent Common Stock to be distributed to the holders of Certificates or Book-Entry Shares pursuant to Section 2.1(b) (such excess being herein called the “Excess Shares”). The parties acknowledge that payment of the cash consideration in lieu of issuing fractional shares was not separately bargained-for consideration but merely represents a mechanical rounding off for purposes of avoiding the expense and inconvenience to Parent that would otherwise be caused by the issuance, and to holders of shares of Company Common Stock that would otherwise be caused by the receipt, of fractional shares. As soon as practicable after the Effective Time, the Exchange Agent, as agent for the holders of the Certificates and Book-Entry Shares representing shares of Company Common Stock, shall sell the Excess Shares at then prevailing prices on the NYSE in the manner provided in the following paragraph.

(b) Until the proceeds of such sale or sales have been distributed to the holders of shares of Company Common Stock, the Exchange Agent shall hold such proceeds in trust for the holders of shares of Company Common Stock (the “Common Shares Trust”). The Exchange Agent shall determine the portion of the Common Shares Trust to which each holder of shares of Company Common Stock shall be entitled, if any, by multiplying the amount of the aggregate proceeds comprising the Common Shares Trust by a fraction, the numerator of which is the amount of the fractional share interest to which such holder of shares of Company Common Stock would otherwise be entitled and the denominator of which is the aggregate amount of fractional share interests to which all holders of shares of Company Common Stock would otherwise be entitled.

(c) As soon as practicable after the determination of the amount of cash, if any, to be paid to holders of shares of Company Common Stock in lieu of any fractional shares of Parent Common Stock, the Exchange Agent shall make available such amounts to such holders of shares of Company Common Stock without interest, subject to and in accordance with Section 2.1.

Section 2.3 Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the First Surviving Corporation or the Surviving Company, the posting by such Person of a bond, in such reasonable amount as the First Surviving Corporation or the Surviving Company may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall, if such holder has otherwise delivered a properly completed and duly executed letter of transmittal, issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration to be paid in respect of the shares of Company Common Stock represented by such Certificate as contemplated by this Article II.

Section 2.4 Withholding Rights. Notwithstanding anything in this Agreement to the contrary, each of the First Surviving Corporation, the Surviving Company, Parent, the Company, Merger Subsidiary 1, Merger Subsidiary 2, the Exchange Agent and any other applicable withholding agent shall be entitled to deduct and withhold from any payment otherwise payable to any Person pursuant to this Agreement such amounts as it is required to deduct or withhold (or cause to be deducted and withheld) with respect to the making of such payment under any provision of federal, state, local or foreign Tax law. To the extent that amounts are so deducted or withheld by the First Surviving Corporation, the Surviving Company, Parent, the Company, Merger Subsidiary 1, Merger Subsidiary 2, the Exchange Agent or any other applicable withholding agent, as the case may be, and paid over to the applicable governmental body, agency, authority or entity, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to such Person in respect of which such deduction or withholding was made by the First Surviving Corporation, the Surviving Company, Parent, the Company, Merger Subsidiary 1, Merger Subsidiary 2, the Exchange Agent or any other applicable withholding agent, as the case may be.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to Parent that, except as disclosed (i) in the Company SEC Documents filed or furnished prior to the date of this Agreement (excluding any disclosures in such Parent SEC Documents in any risk factors section, in any section related to forward looking statements and other disclosures that are predictive or forward-looking in nature, in each case other than any description of historic facts or events included therein) or (ii) in the correspondingly numbered section of the Company Disclosure Schedules (it being agreed that disclosure of any item in any section or subsection of the Company Disclosure Schedules shall be deemed disclosure with respect to any other section or subsection of this Agreement to which the relevance of such item is reasonably apparent, notwithstanding the omission of a cross-reference to such other section or subsection):

Section 3.1 Corporate Existence and Power. The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has all corporate powers and all governmental franchises, licenses, permits, authorizations, consents and approvals required to enable it to own, lease or otherwise hold its properties and assets and to carry on its business as now conducted, except for those the absence of which would not, individually or in the aggregate, be reasonably likely to have a Company Material Adverse Effect. The Company is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction in which the character of the property owned or leased by it or the nature of its activities or the ownership or leasing of its properties make such qualification necessary, except for those jurisdictions where the failure to be so qualified would not, individually or in the aggregate, be reasonably likely to have a Company Material Adverse Effect. The Company has heretofore made available to Parent true, correct and complete copies of the Certificate of Incorporation of the Company, as amended to the date of this Agreement (as so amended, the “Company Charter”), and the By-Laws of the Company, as amended to the date of this Agreement (as so amended, the “Company By-Laws”).

Section 3.2 Corporate Authorization.

(a) The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby are within the Company’s corporate powers and, except for any required approval by the Company’s stockholders (the “Company Stockholder Approval”) in connection with the consummation of the Mergers, have been duly authorized by all necessary corporate action. The affirmative vote of holders of a majority of the outstanding shares of Company Common Stock in favor of the adoption of this Agreement is the only vote of the holders of any of the Company’s capital stock or the capital stock of any of its Subsidiaries necessary in connection with consummation of the Mergers. Assuming due authorization, execution and delivery of this Agreement by Parent, Merger Subsidiary 1 and Merger Subsidiary 2, this Agreement constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms, subject to Creditors’ Rights.

(b) The Board of Directors of the Company, at a meeting duly called and held on or prior to the date of this Agreement, has unanimously (i) determined that this Agreement and the transactions contemplated hereby (including the Mergers) are fair to and in the best interests of the Company’s stockholders, (ii) approved this Agreement and the transactions contemplated hereby (including the Mergers), (iii) directed that the adoption of this Agreement be submitted to a vote of the holders of Company Common Stock and (iv) resolved (subject to Section 5.3) to recommend the adoption of this Agreement by the holders of Company Common Stock.

Section 3.3 Governmental Authorization. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Transactions require no action by or in respect of, or filing with, a Governmental Authority other than (a) the filing of the Certificates of Merger in accordance with the DGCL and the DLLCA, (b) compliance with any applicable requirements of the HSR Act, (c) compliance with any applicable requirements of the Exchange Act, (d) compliance with any applicable requirements of the Securities Act, (e) the appropriate filings and approvals under the rules of the NYSE or Nasdaq, (f) other actions or filings the absence or omission of which would not, individually or in the aggregate, be reasonably likely to have a Company Material Adverse Effect and (g) filings required after the Closing with the U.S. Department of State in order to notify it of a material change to the Company’s registration under ITAR as a result of the Transactions.

Section 3.4 Non-Contravention. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Transactions do not and will not, assuming compliance with the matters referred to in Sections 3.2 and 3.3, (a) contravene or conflict with the Company Charter or the Company By-Laws or the organizational documents of any Subsidiaries of the Company, (b) contravene or conflict with or constitute a violation of any provision of any law, regulation, judgment, injunction, order or decree binding upon or applicable to the Company or any of its Subsidiaries, (c) constitute a default (or an event which with notice or the passage of time would become a default) under, or give rise to any right of termination, cancellation or acceleration of any right or obligation of the Company or any of its Subsidiaries or to a loss of any benefit to which the Company or any of its Subsidiaries is entitled under any provision of, any agreement, contract or other instrument binding upon the Company or any of its Subsidiaries or any license, franchise, permit or other similar authorization held by the Company or any of its Subsidiaries or (d) result in the creation or imposition of any Lien on any asset of the Company or any of its Subsidiaries, except for such contraventions, conflicts or violations referred to in clause (b) or defaults, rights of termination, cancellation or acceleration, losses or Liens referred to in clause (c) or clause (d) that would not, individually or in the aggregate, be reasonably likely to have a Company Material Adverse Effect. To the Company’s knowledge as of the date of this Agreement, there is no Effect that would reasonably be expected to prevent, materially impede or materially interfere with the consummation by the Company of the Mergers and the other Transactions.

Section 3.5 Capitalization.

(a) The authorized capital stock of the Company consists of 200,000,000 shares of Company Common Stock and 80,000,000 shares of Company Preferred Stock. As of the close of business on January 22, 2026 (the “Measurement Date”), there were outstanding (i) 48,625,689 shares of Company Common Stock, (ii) no shares of Company Preferred Stock and (iii) no other shares of capital stock or other voting securities of the Company. All outstanding shares of Company Capital Stock have been duly authorized and validly issued and are fully paid and nonassessable and not subject to preemptive rights. As of the Measurement Date, (A) there were outstanding Company Options with respect to 2,136,305 shares of Company Common Stock, (B) there were outstanding Company RSU Awards with respect to 1,315,420 shares of Company Common Stock, (C) there were outstanding Company Director RSU Awards with respect to 91,424 shares of Company Common Stock, (D) 246,643 shares of Company Common Stock were reserved and available for purchase under the ESPP and (E) 3,907,772 additional shares of Company Common Stock were reserved for issuance pursuant to the Equity Incentive Plan. From the Measurement Date to the date of this Agreement, no shares of capital stock or other voting securities of the Company have been issued. Except as set forth in this Section 3.5(a) and except for changes since the close of business on the Measurement Date resulting from the exercise or settlement of Company Options (which includes, for clarity, Company Options issued under the ESPP), Company RSU Awards and Company Director RSU Awards outstanding on such date (and, for the avoidance of doubt, reflected on Section 3.5(b) of the Company Disclosure Schedules) or other securities issued as permitted by Section 5.1, there are outstanding (x) no shares of capital stock or other voting securities of the Company and (y) (1) no options, warrants or other rights to acquire from the Company any capital stock or voting securities of the Company or securities convertible into or exchangeable for capital stock or voting securities of the Company, (2) no bonds, debentures, notes or other indebtedness of the Company or any of its Subsidiaries, in each case, that are linked to, or the value of which is in any way based upon or derived from, the value of the Company, any of its Subsidiaries or any part thereof, or any dividends or other distributions declared or paid on any shares of capital stock of, or other equity or voting interests in, the Company or any of its Subsidiaries, or which have or which by their terms may have at any time (whether actual or contingent) the right to vote (or which are convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of the Company or any of its Subsidiaries may vote and (3) no preemptive or similar rights, subscription or other rights, convertible securities or other agreements, arrangements or commitments of any character relating to the capital stock of the Company, obligating the Company to issue, transfer or sell any capital stock or voting securities of the Company or securities convertible into or exchangeable for capital stock or voting securities of the Company or obligating the Company to grant, extend or enter into any such option, warrant, subscription or other right, convertible security, agreement, arrangement or commitment (the items in the foregoing subclauses (x) and (y) being referred to collectively as “Company Securities”). Except as permitted by Section 5.1(e) with respect to any Company Options, Company RSU Awards and Company Director RSU Awards, there are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem, reserve for issuance or otherwise acquire any Company Securities.

(b) Section 3.5(b) of the Company Disclosure Schedules accurately sets forth the following information with respect to each Company Option, Company RSU Award and Company Director RSU Award outstanding as of the Measurement Date: (i) the equity plan maintained by the Company pursuant to which such award was granted; (ii) the name of the holder of such award (including an indication of whether such holder is a current service provider or former service provider); (iii) the number of shares of Company Common Stock subject to such award; (iv) the exercise price (if any) of such award; (v) the grant date of such award; (vi) the applicable vesting schedule (including any applicable acceleration provisions) and the extent to which the award is vested and/or exercisable; (vii) the expiration date (if any) of such award; (viii) whether such award is subject to Section 409A or Section 422 of the Code and the regulations and guidance thereunder; and (ix) if such award is subject to Section 409A or Section 422 of the Code and the regulations and guidance thereunder, the dates on which shares of Company Common Stock are scheduled to be delivered, if different from the applicable vesting schedule. Each right to purchase shares of Company Common Stock under the ESPP was made in accordance with the ESPP, all applicable laws and all applicable listing and governance rules and regulations of Nasdaq. The Company has the requisite power and authority, in accordance with the ESPP and the

Equity Incentive Plan, the applicable award agreements and any other applicable Contracts, to take the actions contemplated by Section 1.5, and the treatment of Company Options, Company RSU Awards and Company Director RSU Awards and rights to purchase shares of Company Common Stock under the ESPP as described in Section 1.5 as of the Closing Date will be binding on the holders of Company Options, Company RSU Awards and Company Director RSU Awards and rights to purchase shares of Company Common Stock under the ESPP, as applicable.

(c) Except for the Voting Agreement, there are no stockholder agreements, voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party with respect to the holding, voting, registration, redemption, repurchase or disposition of, or that restricts the transfer of, or grants any preemptive rights, anti-dilutive rights or rights of first refusal or other similar rights with respect to, any shares of capital stock of the Company or any of its Subsidiaries or any Company Securities. The Company has no rights plan, “poison pill” or other similar agreement or arrangement.

Section 3.6 Subsidiaries.

(a) Each Subsidiary of the Company is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization, and has all powers and all governmental licenses, authorizations, consents and approvals required to carry on its business as now conducted, except for those the absence of which would not, individually or in the aggregate, be reasonably likely to have a Company Material Adverse Effect. Each Subsidiary of the Company is duly qualified to do business and is in good standing in each jurisdiction in which the character of the property owned or leased by it or the nature of its activities makes such qualification necessary, except for those jurisdictions where failure to be so qualified would not, individually or in the aggregate, be reasonably likely to have a Company Material Adverse Effect. All “significant subsidiaries” (as such term is defined in Section 1-02 of Regulation S-X under the Exchange Act) of the Company and all entities listed on Exhibit 21 to the Company 10-K (collectively, “Significant Subsidiaries”) and their respective jurisdictions of organization are identified in Section 3.6(a) of the Company Disclosure Schedules.

(b) All of the outstanding capital stock of, or other ownership interests in, each Significant Subsidiary of the Company is wholly-owned by the Company, directly or indirectly, free and clear of any material Lien and free of any other material limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other ownership interests). There are no outstanding (i) securities of the Company or any of its Significant Subsidiaries convertible into or exchangeable for shares of capital stock or other voting securities or ownership interests in any Significant Subsidiary of the Company or (ii) (A) options, warrants or other rights to acquire from the Company or any of its Significant Subsidiaries any capital stock, voting securities or other ownership interests in, or any securities convertible into or exchangeable for any capital stock, voting securities or ownership interests in, any Significant Subsidiary of the Company, (B) bonds, debentures, notes or other indebtedness of any Significant Subsidiary of the Company that are linked to, or the value of which is in any way based upon or derived from, the value of the Company, any of its Subsidiaries or any part thereof, or any dividends or other distributions declared or paid on any shares of capital stock of, or other equity or voting interests in, the Company or any of its Subsidiaries, or which have or which by their terms may have at any time (whether actual or contingent) the right to vote (or which are convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of the Company or any of its Subsidiaries may vote or (C) preemptive or similar rights, subscription or other rights, convertible securities, or other agreements, arrangements or commitments of any character relating to the capital stock of any Significant Subsidiary of the Company, obligating the Company or any of its Significant Subsidiaries to issue, transfer or sell any capital stock, voting securities or other ownership interests in, or any securities convertible into or exchangeable for any capital stock, voting securities or ownership interests in, any Significant Subsidiary of the Company or obligating the Company or any Significant Subsidiary of the Company to grant, extend or enter into any such option, warrant, subscription or other right, convertible security, agreement, arrangement or commitment (the items in the foregoing subclauses (i) and (ii) being referred to collectively as “Company Subsidiary Securities”). There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any outstanding Company Subsidiary Securities. No Subsidiary of the Company is, or since January 1, 2023, has been, subject to any requirement to file periodic reports under the Exchange Act. No Subsidiary of the Company owns any shares of Company Common Stock.

Section 3.7 SEC Filings.

(a) The Company has made available to Parent (i) its annual reports on Form 10-K for its fiscal years ended December 31, 2023 and December 29, 2024, (ii) its proxy or information statements relating to meetings of, or actions taken without a meeting by, the stockholders of the Company held since December 31, 2023 and (iii) all of its other reports, statements, schedules and registration statements filed with the SEC since December 31, 2023 (the documents referred to in this Section 3.7(a) being referred to collectively as the “Company SEC Documents”). The Company’s Annual Report on Form 10-K for its fiscal year ended December 29, 2024, is referred to herein as the “Company 10-K.” The Company’s Quarterly Report on Form 10-Q for its fiscal quarter ended September 28, 2025, is referred to herein as the “Company 10-Q.”

(b) As of its filing date (or, if amended or superseded by a filing prior to the date of this Agreement, on the date of such filing), each Company SEC Document complied as to form in all material respects with the applicable requirements of the Exchange Act, the Securities Act and the Sarbanes-Oxley Act and the rules and regulations thereunder.

(c) As of its filing date (or, if amended or superseded by a filing prior to the date of this Agreement, on the date of such filing), each Company SEC Document filed pursuant to the Exchange Act did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(d) Each registration statement, as amended or supplemented, if applicable, filed by the Company since January 1, 2023, pursuant to the Securities Act, as of the date such statement or amendment became effective, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

(e) The Company has timely filed with or furnished to the SEC all forms, reports, schedules, registration statements, proxy statements and other documents required to be filed with or furnished to the SEC by the Company since January 1, 2023.

Section 3.8 Financial Statements. The audited consolidated financial statements of the Company (including any related notes and schedules) included in its Annual Reports on Form 10-K referred to in Section 3.7(a)(i) present fairly, in all material respects, the consolidated financial position of the Company and its consolidated Subsidiaries, as of the dates thereof and the consolidated results of its operations and its cash flows for the periods then ended, in each case, in conformity with GAAP applied on a consistent basis (except as may be indicated in the notes thereto).

Section 3.9 Disclosure Documents.

(a) Neither the proxy statement of the Company (the “Company Proxy Statement”) to be filed with the SEC in connection with the Mergers, nor any amendment or supplement thereto, will, at the date the Company Proxy Statement or any such amendment or supplement thereto is first mailed to stockholders of the Company or at the time such stockholders vote on the adoption and approval of this Agreement and the transactions contemplated hereby, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Company Proxy Statement, including all amendments or supplements thereto, will, when filed, comply as to form in all material respects with the requirements of the Exchange Act. Notwithstanding the foregoing, no representation or warranty is made by the Company in this Section 3.9 with respect to statements made or incorporated by reference therein to the extent based on information supplied by Parent, Merger Subsidiary 1 or Merger Subsidiary 2 for inclusion or incorporation by reference in the Company Proxy Statement.

(b) None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in the Form S-4 or any amendment or supplement thereto will, at the time the Form S-4 or any such amendment or supplement becomes effective under the Securities Act or at the Effective Time, as the case may be, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

Section 3.10 Controls and Procedures.

(a) Each of the principal executive officer and the principal financial officer of the Company (or each former principal executive officer and former principal financial officer of the Company) has made all certifications required under Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 and the related rules and regulations promulgated thereunder and under the Exchange Act (collectively, the “Sarbanes-Oxley Act”) with respect to Company SEC Documents. For purposes of the preceding sentence, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act.

(b) The Company has (i) designed and maintained disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) to ensure that material information required to be disclosed by the Company in the reports it files or furnishes under the Exchange Act is communicated to its management by others within those entities as appropriate to allow timely decisions regarding required disclosure, (ii) disclosed, based on its most recent evaluation, to its auditors and the Audit Committee of its Board of Directors (A) any significant deficiencies or material weaknesses in the design or operation of internal controls over financial reporting which could adversely affect its ability to record, process, summarize and report financial data and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in its internal controls over financial reporting and (iii) identified for the Company’s auditors any material weaknesses in internal controls. The Company has provided to Parent true, correct and complete copies of any of the foregoing disclosures to the auditors or Audit Committee of the Board of Directors of the Company that have been made in writing from January 1, 2023 through the date of this Agreement, and will promptly provide to Parent true, correct and complete copies of any such disclosure that is made after the date of this Agreement.

(c) The Company has designed and maintains a system of internal controls over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) sufficient to provide reasonable assurance concerning the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including reasonable assurance (i) that transactions are executed in accordance with management’s general or specific authorizations and recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability and (ii) regarding prevention or timely detection of any unauthorized acquisition, use or disposition of assets that could have a material effect on the Company’s financial statements. The Company’s management, with the participation of the Company’s principal executive and financial officers, has completed an assessment of the effectiveness of the Company’s internal controls over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended December 29, 2024, and such assessment concluded that such internal controls were effective using the framework specified in the Company 10-K, except as disclosed on Section 3.10(c) of the Company Disclosure Schedules. Except as disclosed on Section 3.10(c) of the Company Disclosure Schedules, the Company has completed remedial procedures in all material respects with respect to the material weakness disclosed in the Company 10-K.

(d) No personal loan or other extension of credit by the Company or any Subsidiary to any of its or their executive officers or directors has been made or modified in violation of Section 13 of the Exchange Act and Section 402 of the Sarbanes-Oxley Act since January 1, 2023.

(e) Since January 1, 2023, neither the Company nor any of its Subsidiaries nor, to the Company’s knowledge, any director, officer, employee, auditor, accountant or representative of the Company or any of its Subsidiaries has received any written complaint, allegation, assertion, or claim that the Company or any of its Subsidiaries has engaged in improper or illegal accounting or auditing practices or maintains improper or inadequate internal accounting controls.

Section 3.11 Absence of Certain Changes.

(a) From the Company Balance Sheet Date to the date of this Agreement, the Company and its Subsidiaries have conducted their business in the ordinary course of business consistent with past practice in all material respects.

(b) From the Company Balance Sheet Date, there has not been any event, occurrence, change or development of a state of circumstances or facts which, individually or in the aggregate, has had, or would be reasonably likely to have, a Company Material Adverse Effect.

Section 3.12 No Undisclosed Material Liabilities. As of the date of this Agreement, there are no liabilities of the Company or any Subsidiary of the Company of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise that are material to the Company and its Subsidiaries, taken as a whole, other than:

(a) liabilities disclosed or provided for in the Company Balance Sheet or the notes thereto;

(b) liabilities incurred since the Company Balance Sheet Date in the ordinary course of business consistent with past practice and which, individually or in the aggregate, would not be reasonably likely to have a Company Material Adverse Effect;

(c) liabilities disclosed in the Company SEC Documents filed prior to the date of this Agreement;

(d) liabilities or obligations that have been discharged or paid in full in the ordinary course of business consistent with past practice; and

(e) liabilities under this Agreement.

Section 3.13 Litigation. There is no action, suit, investigation or proceeding pending against, or, to the knowledge of the Company, threatened against or affecting, the Company, any of its Subsidiaries, any of their respective properties or any of their respective officers or directors before any court, arbitrator or any Governmental Authority except as would not, individually or in the aggregate, be reasonably likely to have a Company Material Adverse Effect.

Section 3.14 Taxes. Except as would not, individually or in the aggregate, be reasonably likely to have a Company Material Adverse Effect:

(a) (i) all Tax Returns required to be filed with any taxing authority by, or with respect to, the Company and its Subsidiaries have been filed in accordance with all applicable laws and (ii) the Company and its Subsidiaries have timely paid all Taxes whether or not shown as due and payable on the Tax Returns that have been so filed, and, as of the time of filing, such Tax Returns were true, correct and complete in all respects;

(b) (i) the charges, accruals and reserves for Taxes with respect to the Company and its Subsidiaries reflected on the Company Balance Sheet are adequate under GAAP to cover the Tax liabilities accruing through the date thereof and (ii) since the Company Balance Sheet Date, none of the Company or any of its Subsidiaries has incurred any liability for Taxes outside the ordinary course of business or otherwise inconsistent with past practice;

(c) there is no action, suit, proceeding, audit, investigation, examination, deficiency or claim (each, a “Tax Proceeding”) now proposed in writing or pending or assessed against or with respect to the Company or any of its Subsidiaries in respect of any Tax or Tax Return;

(d) neither the Company nor any of its Subsidiaries is liable for any Tax imposed on any other Person, except as the result of the application of Treasury Regulations section 1.1502-6 (and any comparable provision of the Tax laws of any state, local or foreign jurisdiction) to the affiliated group of which the Company or any of its Subsidiaries is or was the common parent;

(e) neither the Company nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying or intended to qualify for tax-free treatment, in whole or in part, under Section 355 or Section 361(a) of the Code in the two years prior to the date of this Agreement;

(f) neither the Company nor any of its Subsidiaries has granted any currently effective requests, agreements, consents or waivers to extend the statutory period of limitations applicable to the assessment or collection of any Taxes with respect to any Tax Returns of the Company or any of its Subsidiaries, other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business;

(g) neither the Company nor any of its Subsidiaries is a party to any closing agreement described in Section 7121 of the Code or any predecessor provision thereof or any similar agreement under the Tax laws of any state, local or foreign jurisdiction;

(h) neither the Company nor any of its Subsidiaries is a party to, is bound by or has any obligation under any Tax sharing, allocation or indemnity agreement or any similar agreement or arrangement, except for any such agreement or arrangement solely between or among any of the Company and its Subsidiaries, or pursuant to any contract entered into in the ordinary course of business, the primary purpose of which is not related to Taxes;

(i) neither the Company nor any of its Subsidiaries has participated in any “listed transaction,” within the meaning of Treas. Reg. section 1.6011-4(b)(2);

(j) there are no Liens for Taxes other than Taxes not yet due or being contested in good faith (and for which adequate accruals or reserves have been established on the Company Balance Sheet) upon any of the assets of the Company or any of its Subsidiaries;

(k) no written claim has been made in the last three years by an authority in a jurisdiction in which the Company or any of its Subsidiaries does not file Tax Returns that the Company or any of its Subsidiaries is or may be subject to taxation in that jurisdiction that has not been resolved;

(l) all Taxes that the Company or any of its Subsidiaries are or were required by law to withhold or collect have been duly and timely withheld or collected from payments made to their respective employees, independent contractors, creditors, shareholders or other third parties, and have been timely paid to the proper taxing authority or other Person or properly set aside in accounts for this purpose;

(m) neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in, or use of improper, accounting method prior to the Closing Date or for a taxable period ending on or prior to the Closing Date, (ii) “closing agreement” described in Section 7121 of the Code (or any corresponding or similar provision of applicable law regarding Taxes) executed on or prior to the Closing Date, (iii) installment sale or open transaction disposition made on or prior to the Closing Date, (iv) prepaid amount or advance payments received or deferred revenue received or accrued on or prior to the Closing Date, (v) intercompany transaction or excess loss account, in each case, described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of applicable law regarding Taxes) or (vi) election pursuant to Section 965(h) of the Code;

(n) Section 3.14(n) of the Company Disclosure Schedules sets forth the U.S. entity tax classification for each Subsidiary of the Company; and

(o) neither the Company nor any of its Subsidiaries has any outstanding escheat or unclaimed property liabilities that are due and payable.

Notwithstanding anything to the contrary in this Agreement, no representation or warranty is made in this Agreement with respect to the existence, amount, sufficiency or usability of any net operating loss, capital loss, Tax basis or other Tax attribute (including method of accounting) or with respect to any Tax period or portion thereof beginning after the Closing Date.

Section 3.15 Employee Benefit Plans; Employment.

(a) The Company has provided Parent with a list (set forth in Section 3.15(a) of the Company Disclosure Schedules) identifying (i) each material “employee benefit plan,” as defined in section 3(3) of ERISA, each (ii) material employment, consulting, severance, change in control or similar contract, plan, funding vehicle or arrangement or policy applicable to any director, former director, employee or former employee of the Company or any of its Subsidiaries, and (iii) each other material plan or arrangement (written or oral), providing for compensation, bonuses, profit-sharing, stock option or other stock-related rights or other forms of incentive or deferred compensation, vacation benefits, insurance coverage (including any self-insured arrangements), health or medical benefits, death benefits, disability benefits, workers’ compensation, supplemental unemployment benefits, severance benefits, change in control benefits and post-employment or retirement benefits (including compensation, pension, health, medical or life insurance benefits), in each case which is maintained, administered or contributed to by the Company or its Subsidiaries and covers any employee or director or former employee or director of the Company or any of its Subsidiaries, other than any such arrangements which are required by law (such as Social Security contributions). The material plans, agreements or arrangements of the Company and its Subsidiaries referred to in the first sentence of this Section 3.15(a) (excluding any such plan that is a “multiemployer plan,” as defined in section 3(37) of ERISA) are referred to collectively herein as the “Company Benefit Plans.”

(b) The Company has made available to Parent true, correct and complete copies of (i) each Company Benefit Plan (or, in the case of any unwritten Company Benefit Plan, a description thereof) and any amendments thereto, (ii) the most recent annual report on Form 5500 and Schedule B thereto (including any related actuarial valuation report) filed with the Internal Revenue Service with respect to each Company Benefit Plan (if any such report was required) and (iii) the most recent summary plan description for each Company Benefit Plan for which such summary plan description is required.

(c) Each Company Benefit Plan has been established and maintained in compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations (including, to the extent applicable, ERISA and the Code) which are applicable to such plan, except as would not, individually or in the aggregate, be reasonably likely to have a Company Material Adverse Effect.

(d) (i) Neither the Company nor any other entity which is a member of a controlled group of entities (within the meaning of Sections 414(b), (c), (m) or (o) of the Code) of which the Company is a member (each, an “ERISA Affiliate”) has incurred a material liability under Title IV of ERISA or Section 412 of the Code that has not been satisfied in full, and no reasonably foreseeable condition exists that presents a material risk to the Company or any ERISA Affiliate of incurring any such liability; (ii) to the knowledge of the Company, no Company Benefit Plan, or any trustee, administrator or other “fiduciary” (within the meaning of ERISA Section 3(21)) thereof, has engaged, as applicable, in any breach of fiduciary responsibility or any “prohibited transaction” (as such term is defined in Section 406 of ERISA or Section 4975 of the Code) to which Section 406 of ERISA or Section 4975 of the Code applies and which could subject any Company Benefit Plan or the Company or any Subsidiary thereof to any material liability with respect thereto, including a material Tax or penalty on prohibited transactions imposed by Section 4975 of the Code; and (iii) all material insurance premiums with respect to Company Benefit Plans, including premiums to the Pension Benefit Guaranty Corporation, have been paid when due.

(e) All “employee pension benefit plans” (as defined in Section 3(2) of ERISA) that are Company Benefit Plans (each, a “Company Pension Plan”) intended to be qualified under Section 401(a) of the Code have received a favorable determination letter or opinion letter, if applicable, from the Internal Revenue Service to the effect that such Company Pension Plans are qualified and exempt from federal income taxes under Sections 401(a) and 501(a), respectively, of the Code. No Company Benefit Plan is subject to the minimum funding requirements of Section 412 of the Code or Title IV of ERISA and no Company Benefit Plan is, and neither the Company nor any of its Subsidiaries maintains, contributes to or is required to contribute to (or within the past six years maintained, contributed to or was required to contribute to), or has any liability with respect to (including on account of being treated as a single employer with another entity within the meaning of Section 414(b), (c), (m) or (o) of the Code), any (i) “employee pension benefit plan” (within the meaning of Section 3(2) of ERISA) that is subject to Title IV of ERISA, Section 302 of ERISA or Section 412 of the Code including any “multiemployer plan,” as defined in Section 3(37) of ERISA, (ii) any “multiple employer welfare arrangement,” as defined in Section 3(40) of ERISA, or (iii) any “multiple employer plan,” as defined in Section 413(c) of the Code.

(f) No Company Benefit Plan provides for retiree health benefits or retiree life benefits (other than such benefits required by Section 4980B of the Code or Section 601 of ERISA or similar state law).

(g) Except as would not, individually or in the aggregate, be reasonably likely to have a Company Material Adverse Effect, with respect to each Company Benefit Plan, (i) all reports, returns, notices and other documentation that are required to have been filed with or furnished to the IRS, the U.S. Department of Labor, the Pension Benefit Guaranty Corporation, the SEC or any other Governmental Authority, as applicable, or to the participants or beneficiaries of such Company Benefit Plan, have been filed or furnished on a timely basis and (ii) since January 1, 2023, no individual who has performed services for the Company or any of its Subsidiaries has been improperly excluded from participation in any Company Benefit Plan.

(h) With respect to each Company Benefit Plan, no action or other claim, litigation or dispute (other than routine individual claims for benefits in the ordinary course of operation of the Company Benefit Plans) is pending or, to the knowledge of the Company, threatened that reasonably would be expected to result in a Company Material Adverse Effect. To the knowledge of the Company, there are no pending audits or investigations by any Governmental Authority involving any Company Benefit Plan.

(i) Each Company Benefit Plan that provides for deferred compensation is either exempt from or in documentary and operational compliance with Section 409A of the Code (or any state law equivalent) and the regulations and guidance thereunder (“Section 409A”), except as would not, individually or in the aggregate, be reasonably likely to have a Company Material Adverse Effect. There is no contract, agreement, plan or arrangement to which the Company is a party, which, individually or collectively, would reasonably be expected to give rise to any Parent or Company Tax or any employee Tax or Company reporting obligations under Section 409A, except as would not, individually or in the aggregate, be reasonably likely to have a Company Material Adverse Effect.

(j) No option or other stock right of the Company (as defined in Treasury Regulation section 1.409A-1(l)) granted to a U.S. Person (i) has an exercise price that was less than the fair market value of the underlying equity as of the date such option or stock right was granted, as determined in accordance with the terms of any applicable granting instrument, the Company’s equity plan and, to the extent applicable Sections 409A and 422 of the Code, (ii) has any feature for the deferral of compensation other than the deferral of recognition of income until the later of exercise or disposition of such option or stock rights or (iii) has been granted with respect to any class of stock of the Company that is not “service recipient stock” within the meaning of Section 409A.

(k) The consummation of the Transactions will not, either alone or in combination with another event, except as expressly provided in this Agreement, (i) entitle any current or former employee, consultant or officer of the Company or any its Subsidiaries to severance pay, unemployment compensation or any other payment, (ii) accelerate the time of payment or vesting, increase the amount of compensation (including severance or termination pay) due any such employee, consultant or officer or trigger any other material obligation pursuant to any Company Benefit Plan, (iii) require any funding (through a grantor trust or otherwise) of any compensation or benefit or (iv) result in any payment (whether in cash or property or the vesting of property) to any “disqualified individual” (within the meaning of Section 280G of the Code) that could, individually or in combination with any other such payment, constitute an “excess parachute payment” (within the meaning of Section 280G(b)(1) of the Code).

(l) There has been no (i) amendment to, written interpretation of, or announcement by the Company or its Subsidiaries relating to, (ii) change in employee participation or coverage under or (iii) adoption of any Company Benefit Plan, in each case which would reasonably be expected to increase materially the expense of maintaining such Company Benefit Plan above the level of expense incurred in respect thereof for the 12 months ended on the Company Balance Sheet Date.

(m) Except as would not, individually or in the aggregate, be reasonably likely to have a Company Material Adverse Effect, the Company and its Subsidiaries are in compliance with all Anti-Discrimination Laws. Except as would not, individually or in the aggregate, be reasonably likely to have a Company Material Adverse Effect, (i) no work stoppage, slowdown or labor strike against the Company or any of its Subsidiaries is pending or, to the Company’s knowledge, threatened, nor is the Company or any of its Subsidiaries involved in or, to the Company’s knowledge, threatened with material labor disputes, grievances or litigation relating to labor matters, including with respect to Anti-Discrimination Laws and (ii) neither the Company nor any of its Subsidiaries has any direct or indirect liability, whether actual or contingent, with respect to any misclassification of any person as an independent contractor rather than as an employee, or with respect to any employee leased from another employer.

(n) Neither the Company nor any Subsidiary is a party to or bound by any collective bargaining agreement or other agreement with any labor organization, works council, trade union, labor association or other employee representative and no such agreement is being negotiated by the Company or any of its Subsidiaries.

(o) Since January 1, 2023, to the knowledge of the Company, (i) no material written allegations of sexual harassment or other sexual misconduct have been made against any employee of the Company or its Subsidiaries with the title of director, vice president or above through the Company’s anonymous employee hotline or any formal human resources communication channels at the Company, (ii) there are no actions, suits, investigations or proceedings pending or, to the Company’s knowledge, threatened related to any allegations of sexual harassment or other sexual misconduct by any employee of the Company or its Subsidiaries with the title of director, vice president or above and (iii) neither the Company nor any of its Subsidiaries has entered into any settlement agreements related to allegations of sexual harassment or other sexual misconduct by any employee of the Company with the title of director, vice president or above.

(p) No Company Benefit Plan provides a gross-up for any Taxes which may be imposed (i) for failure to comply with the requirements of Section 409A of the Code or (ii) under Section 4999 of the Code.

Section 3.16 Compliance with Laws. To the Company’s knowledge, neither the Company nor any of its Subsidiaries is in violation of, or has since January 1, 2023 violated, any applicable provisions of any laws, statutes, ordinances or regulations except for any violations that, individually or in the aggregate, have not had, and would not be reasonably likely to have, a Company Material Adverse Effect.

Section 3.17 Regulatory Matters.

(a) During the past five years, (i) none of the Company, any of its Subsidiaries nor any Company or Subsidiary director, officer, employee, nor, to the knowledge of the Company, any representative, agent or any other person acting on behalf of the Company or any of its Subsidiaries, has violated any Anti-Corruption Law and (ii) none of the Company, any of its Subsidiaries nor any Company or Subsidiary director, officer, employee, nor, to the knowledge of the Company, any representative, agent or any other person acting on behalf of the Company or any of its Subsidiaries, has offered, paid, given, promised or authorized the payment of, anything of value (including money, checks, wire transfers, tangible and intangible gifts, favors, services, employment and entertainment and travel) directly or indirectly to any Government Official (A) for the purpose of (1) influencing any act or decision of a Government Official or any other person in his or her official capacity, (2) inducing a Government Official or any other person to do or omit to do any act in violation of his or her lawful duties, (3) securing any improper advantage, (4) inducing a Government Official or any other person to influence or affect any act or decision of any Governmental Authority or (5) assisting the Company, any Subsidiary of the Company or any Company or Subsidiary director, officer, employee, agent, representative or any other person acting on behalf of the Company or any of its Subsidiaries in obtaining or retaining business or (B) in a manner which would constitute or have the purpose or effect of public or commercial bribery or corruption, acceptance of or acquiescence in extortion, kickbacks or other unlawful or improper means of obtaining or retaining business or any improper advantage, in each case, except as would not, individually or in the aggregate, be reasonably likely to have a Company Material Adverse Effect.

(b) The Company, each of its Subsidiaries and their respective directors, officers, employees and, to the knowledge of the Company, agents, representatives and other persons acting for or on behalf of any of the foregoing persons, are, and at all times since April 24, 2019 (and, with respect to Money Laundering Laws, during the past five years), have not been a Sanctions Target and otherwise have been in compliance with all applicable Economic Sanctions/Trade Laws and all applicable Money Laundering Laws and neither the Company nor any of its Subsidiaries carries on, or has carried on since April 24, 2019 (and, solely with respect to Syria, for the period ending July 1, 2025), any business, directly or knowingly indirectly, involving Cuba, Iran, Syria, North Korea, the Crimea region or the so-called Donetsk or Luhansk People’s Republics or any Sanctions Target, except, in each case, for noncompliance as would not, individually or in the aggregate, be reasonably likely to be material to the Company and its Subsidiaries, taken as a whole.

(c) Since April 24, 2019, (i) neither the Company nor any of its Subsidiaries has conducted or initiated any internal investigation, review or audit, or made a voluntary, directed or involuntary disclosure to any Governmental Authority or third party with respect to any alleged or suspected act or omission arising under or relating to any potential noncompliance with any applicable Anti-Corruption Law, Economic Sanctions/Trade Law or Money Laundering Law, (ii) neither the Company nor any of its Subsidiaries, nor any of their respective directors, officers, employees, nor, to the knowledge of the Company, any agents, representatives or any other person acting on behalf of the Company or any of its Subsidiaries has received any written notice, request or citation for any actual or potential noncompliance with any applicable Anti-Corruption Law, Economic Sanctions/Trade Law or Money Laundering Law, (iii) the Company and its Subsidiaries have implemented and have at all times maintained internal controls, policies and procedures designed to detect, prevent and deter violations of Anti-Corruption Laws, Economic Sanctions/Trade Laws and Money Laundering Laws and (iv) the Company and each of its Subsidiaries have at all times made and maintained accurate books and records in material compliance with all applicable Anti-Corruption Laws, Economic Sanctions/Trade Laws or Money Laundering Laws, except, in each case, as would not, individually or in the aggregate, be reasonably likely to be material to the Company and its Subsidiaries, taken as a whole.

Section 3.18 Environmental Matters.

(a) Except in each case as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and its Subsidiaries are, and since January 1, 2023, have been, in compliance with all applicable Environmental Laws, which compliance includes obtaining, maintaining and complying with all applicable Environmental Permits; (ii) all such Environmental Permits are in full force and effect, and neither the Company nor any of its Subsidiaries has received any notice, report, demand or other information that such Environmental Permits will not be renewed in the ordinary course; and (iii) no Person has initiated or, to the knowledge of the Company, threatened to initiate any action, suit, investigation or other proceeding to terminate, cancel, revoke or materially modify any Environmental Permit.

(b) Neither the Company nor any of its Subsidiaries has received since January 1, 2023 (or earlier if unresolved), any notice, report, demand or other information from any Person regarding, and there are no pending or, to the knowledge of the Company, threatened, actions, citations, claims, complaints, decrees, injunctions, investigations, judgments, litigations, orders, suits or other proceedings, in each case alleging that the Company or any of its Subsidiaries has been or is in violation of, or has any liability under, any Environmental Laws to an extent that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) Neither the Company nor any of its Subsidiaries is currently operating or required to be operating under any compliance or consent order, decree or other agreement that imposes any liabilities, obligations, responsibilities or requirements under Environmental Laws to an extent that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d) Neither the Company nor any of its Subsidiaries has treated, stored, disposed of, arranged for or permitted disposal of, transported, handled, released, manufactured, sold, distributed, marketed, or exposed any Person to Hazardous Substances or owned or operated any real property contaminated by any Hazardous Substances, in each case in a manner that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect under Environmental Laws.

(e) Neither the Company nor any of its Subsidiaries has assumed, undertaken or provided an indemnity with respect to or otherwise become subject to any liability of any Person arising under any Environmental Law to an extent that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(f) The Company and each of its Subsidiaries have made available to Parent all material environmental or health and safety (with respect to exposure to Hazardous Substances) reports, investigations, studies, audits, tests, records, data, reviews, analyses, Environmental Permits and other similar documents in relation to any current or prior businesses, operations or assets of the Company, its Subsidiaries and their affiliates or predecessors that are within the Company’s or its Subsidiaries’ possession or under their reasonable control.

Section 3.19 Title to Properties. Except in each case as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each of the Company and its Subsidiaries has good and marketable title to, or valid leasehold or other ownership interests or rights in, all its material properties and assets, including the Owned Real Property and Leased Real Property, except: (i) for such interest or rights as are no longer used or useful in the conduct of its businesses or as have been disposed of in the ordinary course of business consistent with past practice and (ii) for defects in title, easements, restrictive covenants and similar encumbrances or impediments that, in the aggregate, do not and will not interfere with its ability to conduct its business as currently conducted. As of the date of this Agreement, none of the properties and assets of the Company or any of its Subsidiaries, including the Owned Real Property and Leased Real Property, are subject to any Liens that, individually or in the aggregate, interfere with the ability of the Company and the Company’s Subsidiaries to conduct business as currently conducted to an extent that have had or would reasonably be expected to have a Company Material Adverse Effect.

Section 3.20 Material Contracts.

(a) Except for this Agreement, as of the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to or bound by any Contract that:

(i) would be required to be filed by the Company as a “material contract” (as such term is defined in item 601(b)(10) of Regulation S-K of the SEC);

(ii) includes any contingent payment obligations or similar payment obligations (including any “earn-out” obligations) that would require payments to any Person (other than the Company, a wholly-owned Subsidiary of the Company, Parent or any Subsidiary of Parent) arising in connection with the acquisition or disposition by the Company or any of its Subsidiaries of any business which payment obligations would reasonably be expected to result in future payments by the Company or its Subsidiaries that exceed, individually or in the aggregate, $1,000,000;

(iii) (A) limits in any material respect either the type of business in which the Company or its affiliates (or in which Parent or any of its Subsidiaries after the Closing) may engage or the manner or locations in which any of them may so engage in any business (including through “non-competition” or “exclusivity” provisions), (B) would require the disposition of any material assets or line of business of the Company or its affiliates or, after the Closing, Parent or any of its Subsidiaries or (C) grants “most favored nation” status with respect to any material obligations that, after the Closing, would apply to Parent or any of its Subsidiaries, including the Company and its affiliates, and would run in the favor of any Person (other than the Company, a wholly-owned Subsidiary of the Company, Parent or any Subsidiary of Parent);

(iv) (A) is an indenture, loan or credit Contract, loan note, mortgage Contract, repurchase agreement or other Contract representing, or any guarantee of, indebtedness for borrowed money of the Company or any Subsidiary of the Company in excess of, individually or in the aggregate, $1,000,000 or (B) is a guarantee by the Company or any of its Subsidiaries of such indebtedness of any person other than the Company or a wholly-owned Subsidiary of the Company in excess of, individually or in the aggregate, $1,000,000;

(v) grants (A) rights of first refusal, rights of first negotiation or similar rights, or (B) puts, calls or similar rights, to any person (other than the Company, a wholly-owned Subsidiary of the Company) with respect to any asset that is material to the Company;

(vi) provides for, relates to or constitutes the settlement or other resolution of any action, demand letter, suit, claim, cause of action, charge, complaint, litigation, investigation, audit, review, proceeding, arbitration, mediation or other similar dispute that (A) materially restricts or imposes any material obligation on the Company or any of its Subsidiaries or materially disrupts the business of the Company or any of its Subsidiaries or (B) requires the Company or any of its Subsidiaries to pay consideration valued at more than $250,000 in the aggregate after the date of this Agreement;

(vii) limits or restricts the ability of the Company or any of its Subsidiaries (or, after the Closing, Parent or any of its Subsidiaries) to declare or pay dividends or make distributions in respect of their capital stock, partner interests, membership interests or other equity interests;

(viii) is a partnership, limited liability company, joint venture or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any partnership, limited liability company or joint venture (other than any such agreement solely between or among the Company and any wholly-owned Subsidiary of the Company);

(ix) relates to the acquisition or disposition of any (A) interest in any Person or other business enterprise or (B) assets pursuant to which the Company or any of its Subsidiaries has any liability in excess of $5,000,000 in any transaction or series of related transactions;

(x) is set forth or required to be set forth in Section 3.21(a)(ii) and Section 3.21(a)(iii) of the Company Disclosure Schedules;

(xi) is with any Top Customer (excluding ordinary course purchase orders that do not contain or modify in an adverse manner any material term or condition that is not contemplated by or contained in a Contract set forth on Section 3.20(a)(xi) of the Company Disclosure Schedules);

(xii) is with any Top Supplier;

(xiii) provides for or constitutes capital expenditures and requires future payments to or from the Company of any of its Subsidiaries in excess of $250,000 individually or $1,000,000 in the aggregate;

(xiv) contemplates or provides for, relates to or constitutes: the payment or delivery of cash or other consideration by the Company or any of its Subsidiaries to the counterparty in an amount or having a value in excess of $10,000,000 in the aggregate in any one calendar year; or

(xv) is a Lease Agreement.

(b) Each such Contract described in clauses (a)(i) through (a)(xiv) above is referred to herein as a “Material Contract.” Each Material Contract is a valid and legally binding obligation of the Company and its Subsidiaries as applicable and, to the knowledge of the Company, each other party thereto, and is in full force and effect and enforceable by the Company or the applicable Subsidiary, in each case, subject to Creditors’ Rights, except as would not, individually or in the aggregate, be reasonably likely to have a Company Material Adverse Effect, and neither the Company nor any of its Subsidiaries, nor, to the knowledge of the Company, any other party to a Material Contract is in breach or violation of any provision of, or in default under, any Material Contract, and no event has occurred that, with or without notice, lapse of time or both, would constitute such a breach, violation or default, except for breaches, violations or defaults that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. A copy of each Material Contract has previously been made available to Parent.

Section 3.21 Intellectual Property and Data Privacy.

(a) Disclosures.

(i) Section 3.21(a)(i) of the Company Disclosure Schedules sets forth, as of the date of this Agreement, a true, correct and complete list of: (A) each item of Registered IP owned or purported to be owned by the Company or any of its Subsidiaries (“Registered Company IP”); (B) the record owner and, if different, the legal owner and beneficial owner, of such item of Registered Company IP; (C) the jurisdiction in which such item of Registered Company IP has been registered or filed; (D) the applicable application, registration or serial number; (E) the applicable application or filing dates and issuance or registration dates; (F) the status of such item of Registered Company IP; and (G) for each domain name registration, the applicable domain name registrar, the expiration date for the registration and name of the registrant.

(ii) Section 3.21(a)(ii) of the Company Disclosure Schedules sets forth, as of the date of this Agreement, a true, correct and complete list of each Inbound License, other than: (A) Contracts entered into on Standard Form IP Contracts without material modification; (B) non-exclusive licenses to generally commercially available software in unmodified, executable code form (including licenses to such software so made available on a SaaS basis) available on standard, commercially reasonable terms; (C) licenses to Open Source Software; and (D) Contracts in which the grants in, to or under Intellectual Property Rights are non-exclusive and incidental to performance under the Contract (including Contracts by which customers solely grant non-exclusive, incidental licenses to Intellectual Property Rights used by the Company or its Subsidiaries for purposes of manufacturing for or providing services to such customers).

(iii) Section 3.21(a)(iii) of the Company Disclosure Schedules sets forth, as of the date of this Agreement, a true, correct and complete list of each Outbound License, other than: (A) Contracts entered into on Standard Form IP Contracts without material modification; (B) Contracts where the only rights with respect to Intellectual Property Rights granted are non-exclusive licenses to customers of the Company or any of its Subsidiaries to use Company Products purchased from the Company or any of its Subsidiaries on substantially similar terms to the applicable Standard Form IP Contracts; and (C) Contracts where the only rights granted are non-exclusive licenses to suppliers of the Company or any of its Subsidiaries that are incidental to the transaction contemplated in such Contract solely to enable the applicable supplier to perform its obligations under such Contract for the benefit of the Company or any of its Subsidiaries.

(b) Standard Form IP Contracts. The Company has made available a true, correct and complete copy of each Standard Form IP Contract.

(c) Ownership Free and Clear. Except as would not, individually or in the aggregate, be reasonably likely to have a Company Material Adverse Effect, the Company and its Subsidiaries (x) solely and exclusively own all right, title and interest to and in all Company IP owned or purported to be owned by the Company or its Subsidiaries free and clear of all Liens and (y) possess a valid and enforceable written license to use all other Technology and Intellectual Property Rights used by the business of the Company and its Subsidiaries. Without limiting the generality of the foregoing:

(i) Except as would not, individually or in the aggregate, be reasonably likely to have a Company Material Adverse Effect, (A) each current or former employee of the Company or any of its Subsidiaries that has been involved in the authorship, invention, creation, conception or other development of any material Company Product or material Intellectual Property Rights or material Technology for or on behalf of the Company or any of its Subsidiaries has entered into an enforceable written non-disclosure and invention assignment Contract with the Company that effectively and validly assigns to the Company, to the fullest extent permitted by applicable law, all Intellectual Property Rights and Technology authored, invented, created, conceived or otherwise developed (“Developed”) by such employee in the scope of his, her or its employment or engagement with or otherwise for or on behalf of the Company (an “Employee Invention Assignment Agreement”) to the extent not automatically owned by the Company or any of its Subsidiaries by operation of law and (B) each consultant and independent contractor of the Company or any of its Subsidiaries that has been involved in the Development of any material Company Product or material Intellectual Property Rights or material Technology for or on behalf of the Company or any of its Subsidiaries has entered into a valid and enforceable written non-disclosure and invention assignment Contract with the Company that effectively and validly assigns to the Company, to the fullest extent permitted by applicable law, all Intellectual Property Rights and Technology Developed by such consultant or independent contractor in the scope of his, her or its engagement with or otherwise for or on behalf of the Company (“Consultant Invention Assignment Agreement” and, together with the Employee Invention Assignment Agreement, “Invention Assignment Agreements”). The Company and its Subsidiaries have fulfilled all of their known remuneration obligations concerning employee, consultant or independent contractor inventions and designs with respect to such Intellectual Property Rights and Technology.

(ii) Except as would not, individually or in the aggregate, be reasonably likely to have a Company Material Adverse Effect, no funding, facilities, personnel or resources of any Governmental Authority, university, college or other educational institution or research organization was used in the creation, conception, development, reduction to practice, marketing, distribution, sale, or commercialization of any material Company IP. The Company and its Subsidiaries have complied with any and all election of title, invention notification and domestic manufacturing and any other obligations under the laws of any jurisdiction, including with respect to any patents that are part of the Company IP except as would not, individually or in the aggregate, be reasonably likely to have a Company Material Adverse Effect. Except as would not, individually or in the aggregate, be reasonably likely to have a Company Material Adverse Effect, no current or former employee, consultant or independent contractor of the Company or its Subsidiaries who was involved in, or who contributed to, the creation or development of any material element of any Company IP or Company Product has performed services for any third party, including any Governmental Authority, university, college or other educational institution or research organization, during a period of time during which such employee, consultant or independent contractor was also performing services for the Company or its Subsidiaries. No third party, including any Governmental Authority, university, college or other educational institution or research institution, has any rights to any material Company IP, or owns or has any claim to any ownership interest or other right, title or interest in or to any material Company IP and there is no prohibition or restriction by any Governmental Authority, university, college or other educational institution or research institution on the use or exploitation of any material Company IP. Except as would not, individually or in the aggregate, be reasonably likely to have a Company Material Adverse Effect, no Company IP was either conceived or first reduced to practice in performance of any Contract funded by a Governmental Authority and no Company IP is a subject invention (as defined in the Bayh-Dole Act or other applicable law). Except as would not, individually or in the aggregate, be reasonably likely to have a Company Material Adverse Effect, within the last six years, the Company has complied with any applicable obligations to timely disclose to the applicable Governmental Authority, timely file applications and timely elect to retain title to all subject inventions (as defined in FAR 52.227-11), and the Company has complied with any applicable obligations in any Government Contract or any applicable law to file reports for such subject inventions.

(iii) Except as would not, individually or in the aggregate, be reasonably likely to have a Company Material Adverse Effect, throughout the past six years, the Company and its Subsidiaries have marked all Government Bid documents and all documents containing or reflecting Company IP submitted to a Governmental Authority with notices and proprietary markings, prior to or at the time of, submission.

(iv) In the last six years, all Intellectual Property Rights in Company IP delivered by the Company or its Subsidiaries in performance of any Government Contract (other than third-party computer software) has included the proper restrictive legends as defined in and authorized by the applicable contract clause(s) in such Government Contract. The Company and its Subsidiaries are not using any Intellectual Property Rights in the performance of any Current Government Contract without having obtained the necessary licenses or permissions from the owner of such Intellectual Property Rights, except as would not, individually or in the aggregate, be reasonably likely to have a Company Material Adverse Effect.

(v) Throughout the past six years, the Company and its Subsidiaries have maintained business systems capable of tracking and segregating the development efforts and associated costs of (A) development of Intellectual Property Rights with funding received directly or indirectly from any Governmental Authority under a Government Contract, (B) development of Intellectual Property Rights exclusively at private expense and (C) development of Intellectual Property Rights with mixed funding.

(vi) During the past six years, the Company and its Subsidiaries have not received from a Governmental Authority any written requests for information regarding, challenges to or claims pertaining to the Company’s or its Subsidiaries’ asserted restrictions on the use or disclosure of any Company IP, except for challenges and claims that would not, individually or in the aggregate, be reasonably likely to have a Company Material Adverse Effect. The Company and its Subsidiaries maintain records sufficient to justify the validity of any restrictions that the Company and its Subsidiaries have asserted in connection with any Government Contract or Government Bid on the rights of any Governmental Authority to use, modify, duplicate, reproduce, release, or disclose Software or technical data, as defined in DFARS 252.227-7013, delivered, required to be delivered, or otherwise provided to a Governmental Authority under a Government Contract except as would not, individually or in the aggregate, be reasonably likely to have a Company Material Adverse Effect.

(vii) Except as would not, individually or in the aggregate, be reasonably likely to have a Company Material Adverse Effect, the Company and its Subsidiaries have taken commercially reasonable steps designed to maintain the confidentiality of all proprietary information held, or purported to be held, as a trade secret by the Company or its Subsidiaries, including any proprietary Source Code of the Company or its Subsidiaries that is held as confidential information or trade secrets provided to the Company or its Subsidiaries by any Person under an obligation of confidentiality, and no such proprietary information has been authorized to be disclosed or has actually been disclosed to any Person other than pursuant to a written confidentiality Contract restricting the disclosure and use of such proprietary information. The Company and its Subsidiaries have and enforce a policy requiring each employee, consultant and independent contractor that has access to any confidential information of the Company or its Subsidiaries to execute, as applicable, the Company’s confidentiality or nondisclosure agreement (copies of which have been made available to Parent), and, except as would not, individually or in the aggregate, be reasonably likely to have a Company Material Adverse Effect, all such employees, consultants and independent contractors have executed such or substantially similar agreements.

(viii) Except as would not, individually or in the aggregate, be reasonably likely to have a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries has made any written or oral commitments, promise, submission, suggestions, statements or declarations, including any membership commitments, to any standards-setting bodies, industry groups or other similar organizations (“Standards Organizations”) that require or obligate the Company or any of its Subsidiaries to grant or offer to any other Person any license or right to any Company IP or otherwise impair or limit the Company’s control of any Company IP, and no patent or patent application included in the Company IP has been identified by the Company or, to the knowledge of the Company, any other Person as essential to any Standards Organization or any standard promulgated by any Standards Organization.

(ix) Except as would not, individually or in the aggregate, be reasonably likely to have a Company Material Adverse Effect, all Company IP will be fully transferable and alienable by the Company or any of its Subsidiaries at the Closing without consent of, or any payment of any kind to, any Person.

(d) Valid and Enforceable. There is no pending and, in the six years prior to the date of this Agreement, there has not been, any action, suit, investigation or proceeding as to which the Company or any of its Subsidiaries received notice, challenging the use, ownership, validity, enforceability or registrability of any Company IP, excluding office actions received in the ordinary course of prosecution. Except as would not, individually or in the aggregate, be reasonably likely to have a Company Material Adverse Effect, all of the Registered Company IP is subsisting (other than pending applications thereof), and there are no facts, circumstances or information that would, or would reasonably be expected to, render any of the Registered Company IP invalid or unenforceable, other than as a consequence of the expiration of the statutory protection period.

(e) Effects of the Transactions; Sufficiency. Except as would not, individually or in the aggregate, be reasonably likely to have a Company Material Adverse Effect, all Intellectual Property Rights used in or necessary for the conduct of the business of the Company and its Subsidiaries as currently conducted, and as currently contemplated to be conducted, are either included in the Company Intellectual Property Rights or are used or held for use by the Company and its Subsidiaries pursuant to a valid license Contract or other valid and enforceable right. Except as would not, individually or in the aggregate, be reasonably likely to have a Company Material Adverse Effect, neither the execution, delivery or performance of this Agreement nor the consummation of the Transactions will, with or without notice or the lapse of time, result in or give any other Person the right or option to cause or declare, under any Contract by which the Company or any of its Subsidiaries is bound: (i) a loss of, or Lien on, any Company IP; (ii) the release, disclosure or delivery of any Source Code that is Company IP by or to any escrow agent or other Person; (iii) the grant, assignment or transfer to any other Person of any license or other right or interest under, to or in any of the Company IP or any Intellectual Property Rights owned by, or licensed to, Parent or any of Parent’s Subsidiaries; (iv) payment of any royalties or other license fees with respect to Intellectual Property Rights of any other Person in excess of those payable by the Company or any of its Subsidiaries in the absence of this Agreement or the Transactions; or (v) any non-compete or other material restriction or limitation on the operation of the business of the Company, any of its Subsidiaries, Parent or any of its Subsidiaries.

(f) No Third Party Infringement of Company IP. To the knowledge of the Company, no Person has in the six years prior to the date of this Agreement infringed, misappropriated or otherwise violated, and no Person is currently infringing, misappropriating or otherwise violating, any Company IP. In the six years prior to the date of this Agreement, neither the Company, nor any of its Subsidiaries nor any of their representatives has sent or received any notices or other communications relating to any actual, alleged or suspected infringement, misappropriation or violation of any Company IP. In the six years prior to the date of this Agreement, neither the Company nor any of its Subsidiaries has brought any action, suit, investigation or proceeding against any Person with respect to any Company IP.

(g) No Infringement of Third Party IP Rights.

(i) Except as would not, individually or in the aggregate, be reasonably likely to have a Company Material Adverse Effect, the operation of the business of the Company and its Subsidiaries (including the design, development, use, import, branding, advertising, promotion, marketing, manufacture, distribution, hosting, provision, delivery, sale and licensing of any Company Product or Company IP), as previously conducted and currently conducted has not in the six years prior to the date of this Agreement infringed, misappropriated or otherwise violated, and does not infringe, misappropriate or otherwise violate any Intellectual Property Right of any other Person; provided, that the Company makes no representation or warranty with respect to infringement of Intellectual Property Rights caused by compliance by the Company or its Subsidiaries with specifications or designs furnished by a customer for the supply of products or services to such customer where the customer indemnifies the Company for such claims relating to such compliance.

(ii) Except as would not, individually or in the aggregate, be reasonably likely to have a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries have in the six years prior to the date of this Agreement received any notice from any Person (A) alleging any infringement, misappropriation, misuse, dilution, violation or unauthorized use or disclosure of any Intellectual Property Rights or Technology or unfair competition or (B) inviting the Company or any of its Subsidiaries to take a license under any Intellectual Property Rights or consider the applicability of any Intellectual Property Rights to any Company IP, Company Products or the conduct of the business of the Company and its Subsidiaries.

(h) Unauthorized Access of IT Systems. Except as would not, individually or in the aggregate, be reasonably likely to have a Company Material Adverse Effect, the Company and its Subsidiaries have not, since January 1, 2023, experienced any unauthorized or unlawful access, acquisition, use, loss, destruction, modification or other breach of security with respect to any IT Systems.

(i) Compliance with Privacy Requirements. Except as would not, individually or in the aggregate, be reasonably likely to have a Company Material Adverse Effect, the Company and its Subsidiaries, and to the knowledge of the Company, all third parties Processing Personal Data on behalf of the Company and its Subsidiaries, comply and have complied with applicable Privacy and Data Processing Requirements.

(j) Cybersecurity. Except as would not, individually or in the aggregate, be reasonably likely to have a Company Material Adverse Effect, the Company and its Subsidiaries have not, since January 1, 2023, had any (i) unauthorized or unlawful access, acquisition, use, loss, destruction, modification, processing or disclosure of Personal Data in the possession, custody, or control of the Company or any of its Subsidiaries or by third parties having authorized access to such information; (ii) successful cyber, phishing or social engineering attack resulting in wire fraud, distributed denial-of-service or ransomware; or (iii) any other event that compromises the security of Personal Data, including any such event that required the Company or any of its Subsidiaries to notify any Governmental Authority or any other Person. The Company and its Subsidiaries have implemented and maintain commercially reasonable administrative, technical and organizational measures consistent with industry-standard practices to protect the availability, integrity and confidentiality of any Personal Data stored in or processed by their respective IT Systems from unlawful use or access by any third party or any other access or use that would violate applicable Privacy and Data Processing Requirements.

(k) Rights to Use Personal Data. Except as would not, individually or in the aggregate, be reasonably likely to have a Company Material Adverse Effect, the Company and each of its Subsidiaries have sufficient rights to use the Personal Data held by or on behalf of them for the purposes such information is currently used, all of which rights will survive unchanged upon the Mergers, and the Mergers as contemplated under this Agreement will not (i) require any notice to, or consent from, any Person relating to Personal Data or (ii) violate any Privacy and Data Processing Requirements.

(l) Contaminants; Vulnerabilities; Spyware or Malware. Except as would not, individually or in the aggregate, be reasonably likely to have a Company Material Adverse Effect, none of the Company Products or IT Systems contains any Contaminants that would reasonably be expected to adversely affect their availability, performance, security or integrity. The Company and its Subsidiaries use industry-standard measures designed to prevent the introduction of Contaminants into the Company Products or IT Systems in the Company’s or its Subsidiaries’ possession, use or control.

(m) Use of Open Source Software. Except as would not, individually or in the aggregate, be reasonably likely to have a Company Material Adverse Effect, no Open Source Software is or has been embedded in, linked to or combined with any Company Product or any proprietary Software of the Company, in each case, in a manner that (i) requires any Company IP to be licensed under a Copyleft License, (ii) requires the license or other provision of any Company IP on a royalty-free basis, (iii) requires the grant of any patent license, non-assertion covenant, or other rights under any material Company IP or rights to modify, make derivative works based on, decompile, disassemble, or reverse engineer any Company IP or (iv) requires the disclosure of the Source Code for any Company IP. Except as would not, individually or in the aggregate, be reasonably likely to have a Company Material Adverse Effect, the Company and its Subsidiaries have complied with all of the terms and conditions of each applicable license for Open Source Software, including all requirements pertaining to attribution and copyright notices.

(n) Source Code. Except as would not, individually or in the aggregate, be reasonably likely to have a Company Material Adverse Effect, (i) no Source Code for any Company Product has been delivered, licensed or made available, including under any license for Open Source Software, (ii) neither the Company nor any of its Subsidiaries has any duty or obligation (whether present, contingent or otherwise) to deliver, license or make available the Source Code for any Company IP and (iii) no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) will, or could reasonably be expected to, result in the delivery, license or disclosure of any material Source Code for any Company Product, in each case (i) through (iii) to any escrow agent or other Person (other than to any employee of the Company or any of its Subsidiaries bound by written confidentiality obligations to the Company or an applicable Subsidiary to use for the sole benefit of the Company and its Subsidiaries).

(o) Sufficiency of IT Systems. Except as would not, individually or in the aggregate, be reasonably likely to have a Company Material Adverse Effect, the IT Systems operate and perform as is necessary for the operation of the business of the Company and its Subsidiaries as currently conducted and as currently contemplated to be conducted. Except as would not, individually or in the aggregate, be reasonably likely to have a Company Material Adverse Effect, since January 1, 2023, there has been no failure of IT Systems which has not been fully resolved. Except as would not, individually or in the aggregate, be reasonably likely to have a Company Material Adverse Effect, the IT Systems will be owned, licensed to or available for use by the Surviving Company and its Subsidiaries as of immediately following the Closing on terms and conditions identical in all material respects to those under which the Company and its Subsidiaries owned, licensed or used the IT Systems immediately prior to the Closing and as of the date hereof without the payment of any additional amounts or consideration.

(p) Artificial Intelligence. Except as would not, individually or in the aggregate, be reasonably likely to have a Company Material Adverse Effect, the Company and its Subsidiaries: (i) have obtained all licenses, consents and permissions, provided all notices and disclosures and otherwise have all rights, in each case as required under applicable law, to collect and use all AI Inputs used in the conduct of their business as currently conducted and as proposed to be conducted; (ii) have complied with all use restrictions and other requirements of any license, consent, permission or other Contract and any website terms of use, terms of service or other terms governing the Company’s and its Subsidiaries’ collection and use of AI Inputs, including the extraction of AI Inputs using web scraping, web harvesting or similar Software; (iii) have not included any trade secrets (including source code) or other confidential or proprietary information in any prompts or inputs into any AI Technology owned or controlled by any other Person, except when AI Inputs are protected by Contract with such Person; and (iv) have not used any AI Technology in a manner that does not comply with the applicable license or other Contract terms. The Company and its Subsidiaries have established, maintain and enforce reasonable policies and procedures for the use of AI Technology by the Company’s and its Subsidiaries’ employees, consultants and independent contractors, including policies and procedures designed to ensure the ongoing ethical, transparent and responsible design, development and deployment of AI Technology as required under applicable law. The Company and its Subsidiaries have not used, nor are they currently using, AI Technology (x) for significant or consequential decisions concerning a Person or profiling of a Person or (y) to develop any Company Products or Intellectual Property Rights in a manner that would materially affect the Company’s and its Subsidiaries’ ownership or rights therein. Except as would not, individually or in the aggregate, be reasonably likely to have a Company Material Adverse Effect, all AI Technology used by the Company and its Subsidiaries operates as intended, in compliance with all applicable laws.

(q) Policies. All Privacy and Data Processing Policies currently in effect have been made available to Parent. Except as would not, individually or in the aggregate, be reasonably likely to have a Company Material Adverse Effect, no Privacy and Data Processing Policy is in violation of any Privacy Laws.

(r) No Unsatisfied Requests. Except as would not, individually or in the aggregate, be reasonably likely to have a Company Material Adverse Effect, as of the date of this Agreement, there are no requests to the Company or any of its Subsidiaries seeking to exercise any right under any Privacy and Data Processing Requirement that the Company or any of its Subsidiaries has failed to respond to or otherwise comply within the time period required by such Privacy and Data Processing Requirement.

(s) No Action. Except as would not, individually or in the aggregate, be reasonably likely to have a Company Material Adverse Effect, as of the date of this Agreement there is no, and since January 1, 2023, there has been no action, notice, claim, suit, investigation or proceeding from any Governmental Authority or any Person against or to the Company or any of its Subsidiaries relating to (i) the Processing of Personal Data, privacy, data protection or security, (ii) the confidentiality, availability or integrity of IT Systems or Company Data or (iii) any alleged violation of any Privacy and Data Processing Requirement. To the knowledge of the Company, there are no facts or circumstances that could reasonably form the basis of any of the same. Neither the Company nor any of its Subsidiaries has entered into or is subject to any judgment, injunction, order or decree relating to the Processing of Personal Data, or compliance with any Privacy and Data Processing Requirement.

Section 3.22 Government Contracts.

(a) Lists of Government Contracts. Section 3.22(a)(i) of the Company Disclosure Schedules lists each Current Government Contract (excluding ordinary course purchase orders) with a total value over $1,000,000 and (x) an active period of performance or (y) for which final payment has not yet been received, including for each the contract number, the award/effective date, and all parties to the contract. Section 3.22(a)(ii) of the Company Disclosure Schedules lists each Current Government Bid, including the solicitation number, customer name and program name, if applicable. Section 3.22(a)(iii) of the Company Disclosure Schedules lists each outstanding Teaming Agreement relating to a Top Customer. The Company has made available to Parent true, correct and complete copies of all Current Government Contracts, Current Government Bids and outstanding Teaming Agreements identified in Section 3.22(a)(i) of the Company Disclosure Schedules. All Current Government Contracts and outstanding Teaming Agreements were entered into, and all such Current Government Bids were submitted, in the Company’s ordinary course of business.

(b) Effectiveness of Government Contracts. Except as would not, individually or in the aggregate, be reasonably likely to have a Company Material Adverse Effect, all Current Government Contracts were legally awarded, are valid and binding on the parties thereto, are in full force and effect and are enforceable in accordance with their terms. No Current Government Contract (or, if applicable, prime contract under which a Current Government Contract was awarded) or Current Government Bid is currently the subject of a bid protest proceeding (or subject to a corrective action where the underlying bid protest proceeding has been dismissed in consideration of the corrective action). Each Current Government Contract was entered into without the commission of any act alone or, to the Company’s knowledge, in concert with any other Person, and without any consideration having been paid or promised, that is in violation of any applicable law. To the Company’s knowledge, the Company has not been provided written notice that any Current Government Contract will not remain in effect after the Closing in accordance with its terms. No Governmental Authority, prime contractor or higher-tier contractor has notified the Company in writing or, to the Company’s knowledge, orally of the intention to cancel or materially reduce the value of any Current Government Contract, to seek the Company’s agreement to materially lower rates under any Current Government Contract or Current Government Bid, or to refrain from exercising any options under any Current Government Contract, except as would not, individually or in the aggregate, be reasonably likely to have a Company Material Adverse Effect.

(c) Non-Contravention of Government Contracts. Assuming each of Parent and the Merger Subsidiaries are not under Foreign Ownership, Control, or Influence, as defined in 32 C.F.R. § 117.11(a)(1) and the factors set out in 32 C.F.R. § 117.11(b), the execution, delivery or performance of this Agreement and the consummation of the Transactions will not require a termination of any Current Government Contract, render unacceptable any Current Government Bid due to loss of or change to size status or other preferential status or result in a material violation, breach or default of any term or provision of any Current Government Contract or Current Government Bid.

(d) Compliance with Terms of Government Contracts. Except as would not, individually or in the aggregate, be reasonably likely to have a Company Material Adverse Effect, throughout the past six years, the Company and each of its Subsidiaries has complied with (i) all terms and conditions of each Government Contract and each Government Bid, including clauses, provisions and requirements incorporated expressly by reference or by operation of any applicable laws or regulations, (ii) each obligation required to be performed under each Government Contract and (iii) the requirements of all applicable laws pertaining to each Government Contract and each Government Bid, including the FAR.

(e) Representations in Government Contracts. Except as would not, individually or in the aggregate, be reasonably likely to have a Company Material Adverse Effect, during the past six years, all representations and certifications executed, acknowledged or submitted by or on behalf of the Company or any of its Subsidiaries with respect to any Government Contract or Government Bid were current, accurate and complete as of their effective date (the dates on which they were made or deemed made), and the Company and any applicable Subsidiary has complied in all material respects with all such representations and certifications.

(f) Violations of Government Contracts. Except as would not, individually or in the aggregate, be reasonably likely to have a Company Material Adverse Effect, during the past six years, (i) no Governmental Authority, prime contractor or higher-tier contractor under any Government Contract, nor any other Person, has notified the Company or any of its Subsidiaries in writing or, to the Company’s knowledge, orally of any actual or alleged violation or breach of any applicable law, representation, certification, contract term, requirement or specification or administrative order pertaining to any Government Contract or Government Bid; (ii) neither the Company nor any of its Subsidiaries has received any written or, to the Company’s knowledge, oral notice of termination for default or cause, notice of termination for convenience (in whole or in part), cure notice or show cause notice, default or deficiency notice, or letter of concern (collectively, “Notice or Order”) relating to any Government Contract; (iii) no Notice or Order has been threatened in writing or, to the Company’s knowledge, orally with respect to any Current Government Contract; (iv) no event, condition or omission has occurred or exists that would constitute grounds for the termination for default or cause of a Current Government Contract; and (v) no Government Contract has been terminated for default or cause.

(g) Small Business etc. Contracts. There is no Current Government Contract for which the Company or any applicable Subsidiary represented itself at the time of submission of its Government Bid or at the time of award as a small business concern as defined in FAR 2.101 or other applicable law or that was awarded to the Company or one of its Subsidiaries pursuant to a procurement that was restricted to offerors qualified as a small business concern, veteran-owned small business concern, service-disabled veteran-owned small business concern, HUBZone small business concern, small disadvantaged business concern or women-owned small business concern as defined in FAR 2.101 or other applicable law. The Company and its Subsidiaries have during the past six years complied, and are in compliance, with all applicable laws that require the Company or any Subsidiary to provide notice or acknowledgement of any change in size status or preferential status, and all applicable laws concerning the establishment and performance of small business mentor-protégé agreements and joint ventures and requirements for performance of Government Contracts awarded to any such joint venture entity. In the past six years, the Company and its Subsidiaries have not been the subject of an SBA certificate of competency, size determination, size protest, size appeal or a review of eligibility of any status under the administration of the SBA.

(h) Disputes in Relation to Government Contracts. During the last six years, (i) there has been no written request for equitable adjustment, claim or dispute related to any Government Contract that has been asserted or threatened by the Company or any of its Subsidiaries, any Governmental Authority or any counterparty to a Government Contract that would be reasonably likely to have a Company Material Adverse Effect; (ii) there have been no disputes between the Company or any of its Subsidiaries and a Governmental Authority or any counterparty to a Government Contract under or relating to any Government Contract or Government Bid that would be reasonably likely to have a Company Material Adverse Effect; (iii) the Company and its Subsidiaries have not received written notice of facts or allegations that exist and that would reasonably be expected to result in a request for equitable adjustment, claim or dispute in connection with a Government Contract or Government Bid that would be reasonably likely to have a Company Material Adverse Effect; and (iv) the Company and its Subsidiaries have not had any material interest in any pending or potential claims against a Governmental Authority or third party arising under any Government Contract or Government Bid that would be reasonably likely to have a Company Material Adverse Effect.

(i) Fraud Claims Under Government Contracts. None of the Company nor any of its Subsidiaries, nor any of their Principals, have credible evidence of the Company’s or any of its Subsidiaries’ violation of federal criminal law involving fraud, conflict of interest, bribery, or gratuity provisions found in Title 18 of the U.S. Code, a violation of the civil False Claims Act (31 U.S.C. §§ 3729-3733) or receipt of a significant overpayment (other than overpayments resulting from contract financing payments as defined in FAR 32.001) in connection with the award, performance, or closeout of any Government Contract performed within the last six years or Government Bid submitted within the last three years. The Company and its Subsidiaries are not currently a party to any litigation that would reasonably be expected to give rise to: (i) liability under the federal False Claims Act, (ii) a claim for price adjustment under the Truthful Cost or Pricing Data Act or FAR Part 31 cost principles or (iii) any other request for a reduction or cost adjustment in the price or estimated cost of any Government Contract.

(j) Facility Security Clearances. Section 3.22(j) of the Company Disclosure Schedules lists (i) all facility security clearances (“FCLs”) held by the Company or any of its Subsidiaries; and (ii) the number of all personnel security clearances held by the Company’s and its Subsidiaries’ employees to the extent such clearances are required in connection with any Current Government Contract. The Company or an applicable Subsidiary holds the FCLs necessary to conduct the business of the Company and its Subsidiaries as currently conducted and the FCLs are the only facility security clearances required to perform all Current Government Contracts and the reasonably anticipated terms of any Government Contracts that would result from any Current Government Bids. No Governmental Authority has provided the Company or any of its Subsidiaries with written or, to the Company’s knowledge, oral notice of its intent to revoke or suspend any FCL held by the Company or any of its Subsidiaries.

(k) Compliance with National Security Requirements. The Company and its Subsidiaries are in compliance in all material respects with applicable industrial security requirements relating to its FCL, including those specified in the NISPOM, and all applicable requirements under each Current Government Contract relating to the safeguarding of and access to classified information and controlled unclassified information, as defined in DFARS clause 252.204-7012 (“CUI”). In the past six years, the Company and its Subsidiaries have not been notified in writing or, to the Company’s knowledge, orally by the DCSA or any other cognizant security agency (“CSA”) of any investigations, inquiries or reviews relating to the FCLs granted by any Governmental Authority to the Company or any of its Subsidiaries and neither DCSA nor any other CSA has issued to the Company or any of its Subsidiaries any written adverse findings or determinations relating to the Company’s handling of classified information or CUI. To the Company’s knowledge, there has been no unauthorized disclosure of classified information or cyber incidents (as defined in DFARS clause 252.204-7012) involving CUI by the Company or any of its Subsidiaries.

(l) Non-Transfer of Government Contracts. The Company and its Subsidiaries have not assigned or otherwise conveyed or transferred, or agreed to assign or otherwise convey or transfer, any Current Government Contract or Current Government Bid, or any account receivable or revenue relating thereto to any Person, whether as a security interest or otherwise.

(m) Performance Evaluations Under Government Contracts. All written past performance evaluations issued by a Governmental Authority in the Contractor Performance Assessment Reporting System provided or made available to the Company or any of its Subsidiaries during the past three years have been made available to Parent. In the past four years, neither the Company nor any of its Subsidiaries has received any adverse or negative past performance evaluations, reports or ratings (including weaknesses or deficiencies noted in any Contractor Performance Assessment Reports, ratings of less than “satisfactory” and findings of default or other failure to perform) in connection with any Government Contract. No facts or circumstances exist that could reasonably be expected to result in any adverse or negative past performance evaluation, report or rating by any Governmental Authority in connection with any Current Government Contract that would be reasonably likely to have a Company Material Adverse Effect.

(n) Accuracy of Information Submitted. In the past six years, all Cost or Pricing Data (as defined in FAR 2.101) submitted by the Company or any of its Subsidiaries in support of the negotiation of any Government Contract or Government Bid, or modifications thereto, or in support of requests for equitable adjustment thereunder, were, as of the date of price agreement, current, accurate and complete in all material respects. In the past six years, the Company and its Subsidiaries have not received notice in writing or, to the Company’s knowledge, orally of any alleged overcharging, mischarging or other defective pricing in violation of the United States Truthful Cost or Pricing Data Act, the FAR cost principles or other applicable laws that would be reasonably likely to have a Company Material Adverse Effect; and all invoices and claims for payment (including requests for progress payments and provisional costs payments) submitted by the Company or any of its Subsidiaries under any Government Contract were current, accurate and complete in all material respects when submitted, except as otherwise later modified in writing.

(o) Non-Disbarment. During the past four years, neither the Company nor any of its Subsidiaries nor, to the Company’s knowledge, any of their respective Principals, is or has been (i) debarred, suspended, proposed for suspension or debarment, listed as an excluded party on the System for Award Management (“SAM”) or otherwise excluded from participation in the award or performance of any Government Contract for or with any Governmental Authority, or is or was the subject of a finding of non-responsibility or ineligibility for Government Contracts (excluding for this purpose ineligibility to bid on certain contracts due to generally applicable bidding requirements); (ii) subject to any tax delinquencies, felony convictions, civil judgments or criminal charges requiring disclosure under any applicable law or Government Contract; or (iii) under any administrative, civil or criminal investigation or review, or the subject of any information or criminal indictment, lawsuit, subpoena, civil investigative demand, discovery request or administrative proceeding, concerning any actual or alleged violation of any requirement or applicable law pertaining to a Government Contract or Government Bid, including any civil False Claims Act or other “whistleblower” or “qui tam” lawsuit. To the Company’s knowledge, no suspension, debarment or exclusion action has been commenced or threatened against the Company or any of its Subsidiaries or any of their respective Principals. During the past six years, there have been no subpoenas, search warrants or civil investigative demands addressed to or requesting information from the Company or any of its Subsidiaries with respect to any Government Contract or Government Bid.

(p) No False Claims Act Violations. During the past six years, neither the Company nor any of its Subsidiaries has made any disclosure under FAR Subpart 3.1003 or FAR 52.2013-13 or similar mandatory disclosure provisions to any Governmental Authority with respect to credible evidence of a violation of federal criminal law involving the fraud, conflict of interest, bribery or gratuity provisions found in Title 18 of the United States Code, a violation of the civil False Claims Act or a significant overpayment in connection with the award, performance or closeout of any Government Contract. The Company has not made a voluntary disclosure to any Governmental Authority arising under or relating to a Current Government Contract or Current Government Bid that could reasonably be expected to give rise to liability.

(q) Non-Employment of Government Officials. In the past six years, the Company and its Subsidiaries have been in material compliance with any applicable legal, administrative or contractual restriction concerning the employment of (or discussions concerning possible employment with) current or former government officials or employees or other ethical standards applicable to such officials and employees; and no payment has been made by the Company or any of its Subsidiaries, or by a Person acting on their behalf, to any Person (other than to any bona fide employee or agent of the Company or any of its Subsidiaries, as defined in subpart 3.4 of the FAR), which is or was contingent upon the award of any Government Contract in violation of any applicable law.

(r) Lack of Organizational Conflicts of Interest. The Company has disclosed all Organizational Conflicts of Interest (“OCIs”) as required in connection with any Government Contract or Government Bid. Neither the Company nor any of its Subsidiaries has been required to implement any OCI mitigation plan pursuant to FAR Subpart 9.5 or any contract clause, provision, or requirement of any Government Contract or Government Bid. To the Company’s knowledge, there is no specific pending solicitation or request for proposal with a Governmental Authority from which the Company is currently limited, prohibited, or otherwise restricted from performing or bidding, due to an OCI.

(s) Governmental Audits. Section 3.22(s) of the Company Disclosure Schedules lists each final audit report received by the Company or any of its Subsidiaries during the past six years issued by any Governmental Authority with respect to any Government Contract or Government Bid. Except as set forth on Section 3.22(s) of the Company Disclosure Schedule, in the past six years, (i) the Company has not undergone and, to the Company’s knowledge, is not currently undergoing any audit, review or investigation conducted by a Governmental Authority relating to any Government Contracts; (ii) the Company and its Subsidiaries have not received written or, to the Company’s knowledge, oral notice of any investigation conducted by a Governmental Authority relating to any Government Contract or Government Bid; (iii) the Company and its Subsidiaries have not received any official written notice that they are or were being specifically audited or investigated by any Governmental Authority; and (iv) the Company and its Subsidiaries have not received any written or, to the Company’s knowledge, oral notice that any audit, review, or investigation by a Governmental Authority has revealed any fact, occurrence or practice that would reasonably be expected to have a Company Material Adverse Effect. In the past six years, no claim for payment or reimbursement of costs incurred by the Company or any of its Subsidiaries relating to any Government Contract or cost accounting practice under the Cost Accounting Standards has been questioned, challenged or disallowed in writing by any Governmental Authority.

(t) Compliance of Accounting Systems. Throughout the past six years, the Company’s and its Subsidiaries’ cost accounting, estimating, timekeeping and billing systems have complied with the applicable requirements of its Government Contracts, except as would not, individually or in the aggregate, be reasonably likely to have a Company Material Adverse Effect. In the past six years, none of the Company’s or any of its Subsidiaries’ business systems has been subject to a final determination in writing of noncompliance or inadequacy by any Governmental Authority.

(u) Cybersecurity. Except as would not, individually or in the aggregate, be reasonably likely to have a Company Material Adverse Effect, throughout the past six years, the Company and its Subsidiaries have been in material compliance with, the applicable requirements related to data security, cybersecurity and physical security systems and procedures imposed by any Government Contract and applicable law, including those requirements set forth in the FAR; and the Company and its Subsidiaries have complied with (i) DFARS 252.204-7012, and (ii) DFARS 252.204-7020, if and to the extent applicable to their Government Contracts. In the past six years, to the Company’s knowledge, the Company and its Subsidiaries have not experienced any breach of data security or cybersecurity, whether physical or electronic, required to be reported under DFARS 252.204-7012.

(v) Except as would not, individually or in the aggregate, be reasonably likely to have a Company Material Adverse Effect, throughout the past six years, the Company and its Subsidiaries have been in material compliance with the applicable requirements related to the oversight and management of the Company’s and its Subsidiaries’ respective subcontractors imposed by any Government Contract or applicable law, and, to the Company’s knowledge, none of the Company’s and its Subsidiaries’ respective subcontractors have violated the civil False Claims Act in connection with a subcontract with the Company or any of its Subsidiaries.

(w) Cost Overruns. Neither the Company nor any of its Subsidiaries have incurred material cost overruns or a net loss (total revenue expected to be realized from a Government Contract less total allocable costs expected to be incurred in connection with such Government Contract) on any Current Government Contract that would, individually or in the aggregate, be reasonably likely to have a Company Material Adverse Effect. No amount or payment due to the Company or any of its Subsidiaries pertaining to a Current Government Contract is being withheld or set-off in a material amount, nor is there any claim pending to withhold or set-off payment, that would, individually or in the aggregate, be reasonably likely to have a Company Material Adverse Effect and the Company and its Subsidiaries are entitled to all progress, milestone and other payments received to date with respect to any Current Government Contract. None of the Government Contracts that have terminated in the past six years are subject to material adjustment arising from differences between any negotiated or provisional rates applicable to each such Government Contract and any final rates applicable to such Government Contract that would, individually or in the aggregate, be reasonably likely to have a Company Material Adverse Effect.

(x) Government Contract Backlogs. Section 3.22(x) of the Company Disclosure Schedules sets forth, for each Current Government Contract (excluding ordinary course purchase orders that do not contain or modify in an adverse manner any material term or condition that is not contemplated by or contained in a Government Contract set forth on Section 3.22(a) of the Company Disclosure Schedules) with a Top Customer having backlog as of December 31, 2025, the dollar amounts of Funded Backlog and Unfunded Backlog thereunder as of such date (calculated by the Company consistent with past practice and the terms of the applicable Government Contract) and the name of the customer.

Section 3.23 Customers and Suppliers.

(a) Top Customers. Section 3.23(a) of the Company Disclosure Schedules contains a true, correct and complete list of the top 20 customers, distributors, resellers or licensees of Company Products, sorted by and listing revenues generated by the Company, on a consolidated basis, in connection with such Persons for fiscal year 2025 (each such Person, a “Top Customer”). As of the date of this Agreement, neither the Company nor any of its Subsidiaries has received written or, to the knowledge of the Company, oral, notice, nor does the Company have knowledge, that any Top Customer (i) intends to or in fact did cancel, terminate or otherwise materially and adversely modify its relationship with the Company or its applicable Subsidiary (whether related to payment, price or otherwise) or (ii) is threatened with bankruptcy or insolvency or is, or is reasonably likely to become, otherwise unable to purchase or pay for Company Products from the Company or its applicable Subsidiary in quantities and manner consistent with past practice.

(b) Top Suppliers. Section 3.23(b) of the Company Disclosure Schedules contains a true, correct and complete list of the top ten suppliers or vendors of the Company, on a consolidated basis, whether of products, services, Intellectual Property Rights or Technology or otherwise, sorted by and listing dollar volume of sales and purchases, respectively, for calendar year 2025 (each such Person, a “Top Supplier”). As of the date of this Agreement, neither the Company nor any of its Subsidiaries has received written or, to the knowledge of the Company, oral, notice, nor does the Company have knowledge, that any Top Supplier (i) intends to or in fact did cancel, terminate or otherwise materially and adversely modify its relationship with the Company or its applicable Subsidiary (whether related to payment, price or otherwise), or (ii) is threatened with bankruptcy or insolvency or is, or is reasonably likely to become, otherwise unable to supply or support products or services to or for the Company or its applicable Subsidiary in quantities and manner consistent with past practice.

Section 3.24 Real Property.

(a) Owned Real Property. Section 3.24(a) of the Company Disclosure Schedules sets forth a true, correct and complete list of all real property owned by the Company or any of its Subsidiaries (the “Owned Real Property”).

(b) Leased Real Property. Section 3.24(b) of the Company Disclosure Schedules sets forth a true, correct and complete list of: (i) all real property currently leased, subleased or licensed by or from the Company or otherwise used or occupied by the Company (the “Leased Real Property”), and (ii) all leases, lease guaranties, subleases, agreements for the leasing, use or occupancy of, or otherwise granting a right in the Leased Real Property, and all amendments, terminations, guaranties, modifications and supplements related thereto, including all notices exercising any extension or expansion rights thereunder (the “Lease Agreements”).

(c) The Company has not granted any right or otherwise permitted any third party to use or occupy any portion of the Owned Real Property or Leased Real Property.

(d) The Company has neither sent nor received any notice of default or breach of any Lease Agreement that remains outstanding, and there are no material breaches of any of the Lease Agreements by the Company or, to the knowledge of the Company, any other party thereto. Except as would not, individually or in the aggregate, be reasonably likely to have a Company Material Adverse Effect, the Company has not received any written notice of any (i) outstanding actions, disputes, claims or demands between the Company or one of its Subsidiaries and any third party (including any landlord or superior landlord) in relation to any of the Leased Real Property that remains outstanding; or (ii) outstanding enforcement notice, breach of condition notice, statutory notice or informal notice issued by a government or statutory authority relating to any of the Leased Real Property that remains outstanding.

(e) No portion of the Owned Real Property or the Leased Real Property is subject to any pending or, to the knowledge of the Company, threatened condemnation, eminent domain, reassessment or similar action by any Governmental Authority. The Owned Real Property and Leased Real Property are in operating condition and repair sufficient for its current use in all material respects, and, to the Company’s knowledge, no repairs or alterations are currently required for the conduct of the Company’s current business operations except as would not, individually or in aggregate, be reasonably likely to have a Company Material Adverse Effect. The Owned Real Property and the Leased Real Property constitute all of the real property used in connection with the business of the Company.

Section 3.25 Confidentiality and Other Agreements. None of the confidentiality agreements or standstill agreements the Company or any of its Subsidiaries has entered into with any third party (or any agent thereof) that is in effect on the date of this Agreement contains any exclusivity or standstill provisions that are or will be binding on the Company, any of its Subsidiaries or, after the Effective Time, Parent or any of its Subsidiaries.

Section 3.26 Brokers; Financial Advisor. No broker, investment banker, financial advisor or other Person, other than Goldman Sachs & Co. LLC (the “Financial Advisor”) is entitled to any broker’s, finder’s, financial advisor’s or other similar based fee or commission in connection with the Mergers as a result of being engaged by the Company or any Subsidiary or affiliate of the Company. The Company has made available to Parent true, correct and complete copies of all agreements under which such fee, commission, or other like payment is payable and all indemnification and other agreements under which any such fee or commission is payable.

Section 3.27 Opinion of Financial Advisor. The Board of Directors of the Company (in such capacity) has received the opinion of the Financial Advisor, on or prior to the date of this Agreement, to the effect that, as of the date of such opinion and based on and subject to the matters set forth therein, including the various assumptions made, procedures followed, matters considered and qualifications and limitations set forth therein, the Merger Consideration to be paid to the holders (other than Parent and its affiliates) of shares of Company Common Stock pursuant to this Agreement is fair, from a financial point of view, to such holders.

Section 3.28 Takeover Statutes. The Company and the Board of Directors of the Company have taken all action necessary to render inapplicable to this Agreement, the Mergers, the Voting Agreement, the Transactions and compliance with the terms of this Agreement and the Voting Agreement, the restrictions on transactions with an “interested stockholder” of the Company within the meaning of Section 203 of the DGCL, to the extent, if any, such restrictions would otherwise be applicable to this Agreement, the Mergers, the Voting Agreement, the Transactions and compliance with the terms of this Agreement and the Voting Agreement. No other takeover or similar law, statute or regulation is applicable to this Agreement, the Voting Agreement, the Mergers, the Transactions or compliance with the terms of this Agreement and the Voting Agreement.

Section 3.29 Reorganization. Neither the Company nor any of its Subsidiaries has taken or agreed to take any action, and the Company is not aware, after reasonable diligence, of the existence of any fact or circumstance that could reasonably be expected to prevent or impede the Mergers from qualifying for the Intended Tax Treatment.

Section 3.30 No Additional Representations.

(a) Except for the representations and warranties made in this Article III (as qualified by the Company Disclosure Schedules), the Voting Agreement or any certificate delivered pursuant to this Agreement, neither the Company nor any other Person makes any express or implied representation or warranty with respect to the Company or its Subsidiaries or their respective businesses, operations, assets, liabilities or conditions (financial or otherwise) in connection with this Agreement, the Mergers or the other Transactions, and the Company hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, except as expressly provided in this Article III (as qualified by the Company Disclosure Schedules) or any certificate delivered pursuant to this Agreement, neither the Company nor any other Person makes or has made any representation or warranty to Parent or any of its affiliates or representatives with respect to (i) any financial projection, forecast, estimate, budget or prospect information relating to the Company or any of its Subsidiaries or their respective businesses; or (ii) any oral or written information presented to Parent or any of its affiliates or representatives in the course of their due diligence investigation of the Company, the negotiation of this Agreement or in the course of the Mergers or the Transactions.

(b) Notwithstanding anything contained in this Agreement to the contrary, the Company acknowledges and agrees that neither Parent nor any other Person has made or is making, and the Company expressly disclaims reliance upon, any representations, warranties or statements relating to Parent or its Subsidiaries whatsoever, express or implied, beyond those expressly given by Parent and the Merger Subsidiaries in Article IV (as qualified by the Parent Disclosure Schedules) or any certificate delivered pursuant to this Agreement, including any implied representation or warranty as to the accuracy or completeness of any information regarding Parent or any of its affiliates furnished or made available to the Company or any of its representatives. Without limiting the generality of the foregoing, the Company acknowledges that, except as expressly provided in Article IV (as qualified by the Parent Disclosure Schedules) or any certificate delivered pursuant to this Agreement, no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or prospect information that may have been made available to the Company or any of its representatives.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND THE MERGER

SUBSIDIARIES

Parent and the Merger Subsidiaries represent and warrant to the Company that, except as disclosed (i) in the Parent SEC Documents filed or furnished prior to the date of this Agreement (excluding any disclosures in such Parent SEC Documents in any risk factors section, in any section related to forward looking statements and other disclosures that are predictive or forward-looking in nature, in each case other than any description of historic facts or events included therein) or (ii) in the correspondingly numbered section of the Parent Disclosure Schedules (it being agreed that disclosure of any item in any section or subsection of the Parent Disclosure Schedules shall be deemed disclosure with respect to any other section or subsection of this Agreement to which the relevance of such item is reasonably apparent, notwithstanding the omission of a cross-reference to such other section or subsection):

Section 4.1 Corporate Existence and Power. Each of Parent and Merger Subsidiary 1 is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has all corporate powers and all governmental franchises, licenses, permits, authorizations, consents and approvals required to enable it to own, lease or otherwise hold its properties and assets and to carry on its business as now conducted, except for those the absence of which would not, individually or in the aggregate, be reasonably likely to have a Parent Material Adverse Effect. Merger Subsidiary 2 is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware and has the requisite power and authority to carry on its business as now being conducted. Parent is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction in which the character of the property owned or leased by it or the nature of its activities or the ownership or leasing of its properties make such qualification necessary, except for those jurisdictions where the failure to be so qualified would not, individually or in the aggregate, be reasonably likely to have a Parent Material Adverse Effect. Since the date of its incorporation or formation, as applicable, neither of Merger Subsidiary 1 nor Merger Subsidiary 2 has engaged in any activities other than in connection with or as contemplated by this Agreement. Parent has heretofore made available to the Company true, correct and complete copies of Parent’s and Merger Subsidiary 1’s certificates of incorporation and by-laws, and Merger Subsidiary 2’s certificate of formation and limited liability company agreement, in each case as currently in effect.

Section 4.2 Corporate Authorization.

(a) The execution, delivery and performance by Parent, Merger Subsidiary 1 and Merger Subsidiary 2 of this Agreement and the consummation by Parent, Merger Subsidiary 1 and Merger Subsidiary 2 of the Transactions are within the corporate powers, or limited liability company powers (as applicable), of Parent and the Merger Subsidiaries and have been duly authorized by all necessary corporate action or limited liability company action, as applicable. Assuming due authorization, execution and delivery of this Agreement by the Company, this Agreement constitutes a valid and binding agreement of each of Parent and the Merger Subsidiaries, enforceable against such party in accordance with its terms, subject to Creditors’ Rights. The shares of Parent Common Stock issued pursuant to the Mergers, when issued in accordance with the terms hereof, will be duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights.

(b) The Board of Directors of Parent, on or prior to the date of this Agreement, has (i) determined that this Agreement and the issuance of Parent Common Stock pursuant to this Agreement and the other Transactions are fair to, and in the best interests of, Parent and Parent’s stockholders and (ii) approved and declared advisable this Agreement and the Transactions.

(c) (i) The Board of Directors of Merger Subsidiary 1 has (A) determined that this Agreement and the Transactions are fair to, and in the best interests of, Merger Subsidiary 1’s sole stockholder, (B) approved and declared advisable this Agreement and the Transactions and (C) submitted this Agreement to Parent, as sole stockholder of Merger Subsidiary 1, for adoption thereby and recommended that Parent, acting in its capacity as the sole stockholder of Merger Subsidiary 1, approve and adopt this Agreement and the Transactions and (ii) Parent, as the sole member of Merger Subsidiary 2, has adopted resolutions approving this Agreement and the Transactions.

Section 4.3 Governmental Authorization. The execution, delivery and performance by Parent and the Merger Subsidiaries of this Agreement and the consummation by Parent and the Merger Subsidiaries of the Transactions require no action by or in respect of, or filing with, a Governmental Authority other than (a) the filing of the Certificates of Merger in accordance with the DGCL and the DLLCA, (b) compliance with any applicable requirements of the HSR Act, (c) compliance with any applicable requirements of the Exchange Act, (d) compliance with any applicable requirements of the Securities Act, (e) the appropriate filings and approvals under the rules of the NYSE or Nasdaq and (f) other actions or filings the absence or omission of which would not, individually or in the aggregate, be reasonably likely to have a Parent Material Adverse Effect.

Section 4.4 Non-Contravention. The execution, delivery and performance by Parent and the Merger Subsidiaries of this Agreement and the consummation by Parent and the Merger Subsidiaries of the Transactions do not and will not, assuming compliance with the matters referred to in Sections 4.2 and 4.3, (a) contravene or conflict with the certificate of incorporation, by-laws or similar governing documents of Parent or the Merger Subsidiaries, (b) contravene or conflict with or constitute a violation of any provision of any law, regulation, judgment, injunction, order or decree binding upon or applicable to Parent or any of its Subsidiaries, (c) constitute a default (or an event which with notice or the passage of time would become a default) under, or give rise to any right of termination, cancellation or acceleration of any right or obligation of Parent or any of its Subsidiaries or to a loss of any benefit to which Parent or any of its Subsidiaries is entitled under any provision of, any agreement, contract or other instrument binding upon Parent or any of its Subsidiaries or any license, franchise, permit or other similar authorization held by Parent or any of its Subsidiaries or (d) result in the creation or imposition of any Lien on any asset of Parent or any of its Subsidiaries, except for such contraventions, conflicts or violations referred to in clause (b) or defaults, rights of termination, cancellation or acceleration, losses or Liens referred to in clause (c) or (d) that would not, individually or in the aggregate, be reasonably likely to have a Parent Material Adverse Effect. The approval of the stockholders of Parent is not required by applicable law or the rules of the NYSE or Nasdaq to effect the transactions contemplated by this Agreement. To Parent’s knowledge as of the date of this Agreement, there is no Effect that would reasonably be expected to prevent, materially impede or materially interfere with the consummation by Parent or the Merger Subsidiaries of the Merger and the Transactions.

Section 4.5 Capitalization. The authorized capital stock of Parent consists of 1,000,000,000 shares of Parent Common Stock, and 20,000,000 shares of preferred stock, par value $0.0001 per share (“Parent Preferred Stock”).

Section 4.6 SEC Filings.

(a) As of its filing date, each Parent SEC Document complied as to form in all material respects with the applicable requirements of the Exchange Act, the Securities Act and the Sarbanes-Oxley Act and the rules and regulations thereunder. For purposes of this Agreement, “Parent SEC Documents” means Parent’s (i) Annual Reports on Form 10-K for its fiscal years ended December 31, 2023 and 2024, (ii) proxy or information statements relating to meetings of, or actions taken without a meeting by, the stockholders of Parent held since December 31, 2023 and (iii) other reports, statements, schedules and registration statements filed with the SEC since December 31, 2023. Parent’s Annual Report on Form 10-K for its fiscal year ended December 31, 2024, is referred to herein as the “Parent 10-K.” Parent’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2025 is referred to herein as the “Parent 10-Q.”

(b) As of its filing date, each Parent SEC Document filed pursuant to the Exchange Act did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(c) Each registration statement, as amended or supplemented, if applicable, filed by Parent since January 1, 2023 pursuant to the Securities Act, as of the date such statement or amendment became effective, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

(d) Parent has timely filed with or furnished to the SEC all forms, reports, schedules, registration statements, proxy statements and other documents required to be filed with or furnished to the SEC by Parent since January 1, 2023.

Section 4.7 Financial Statements. The audited consolidated financial statements of Parent (including any related notes and schedules) included in the Annual Reports on Form 10-K referred to in Section 4.6(a)(i) present fairly, in all material respects, the consolidated financial position of Parent and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and their cash flows for the periods then ended, in each case, in conformity with GAAP applied on a consistent basis (except as may be indicated in the notes thereto).

Section 4.8 Disclosure Documents.

(a) Neither the Form S-4 nor any amendment or supplement thereto, will, at the time it becomes effective under the Securities Act or at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Form S-4, including all amendments or supplements thereto, will, when filed, comply as to form in all material respects with the requirements of the Securities Act.

(b) None of the information supplied or to be supplied by Parent for inclusion or incorporation by reference in the Company Proxy Statement or any amendment or supplement thereto will, at the date the Company Proxy Statement or any such amendment or supplement thereto is first mailed to stockholders of the Company or at the time such stockholders vote on the adoption and approval of this Agreement and the transactions contemplated hereby, as the case may be, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(c) Notwithstanding the foregoing, no representation or warranty is made by Parent, Merger Subsidiary 1 or Merger Subsidiary 2 in this Section 4.8 with respect to statements made or incorporated by reference therein to the extent based on information supplied by the Company for inclusion or incorporation by reference in the Form S-4 or the Company Proxy Statement.

Section 4.9 Controls and Procedures.

(a) Each of the principal executive officer and the principal financial officer of Parent (or each former principal executive officer and former principal financial officer of Parent, as applicable) has made all certifications required under Sections 302 and 906 of the Sarbanes-Oxley Act with respect to Parent SEC Documents. For purposes of the preceding sentence, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act.

(b) Parent has (i) designed and maintained disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) to ensure that material information required to be disclosed by Parent in the reports it files or furnishes under the Exchange Act is communicated to its management by others within those entities as appropriate to allow timely decisions regarding required disclosure, (ii) disclosed, based on its most recent evaluation, to its auditors and the Audit Committee of its Board of Directors (A) any significant deficiencies or material weaknesses in the design or operation of internal controls over financial reporting which could adversely affect its ability to record, process, summarize and report financial data and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in its internal controls over financial reporting and (iii) identified for

Parent’s auditors any material weaknesses in internal controls. Parent has provided to the Company true, correct and complete copies of any of the foregoing disclosures to the auditors or Audit Committee of the Board of Directors of Parent that have been made in writing from January 1, 2023 through the date of this Agreement, and will promptly provide to the Company true, correct and complete copies of any such disclosure that is made after the date of this Agreement.

(c) Parent has designed and maintains a system of internal controls over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) sufficient to provide reasonable assurance concerning the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including reasonable assurance (i) that transactions are executed in accordance with management’s general or specific authorizations and recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability and (ii) regarding prevention or timely detection of any unauthorized acquisition, use or disposition of assets that could have a material effect on Parent’s financial statements. Parent’s management, with the participation of Parent’s principal executive and financial officers, has completed an assessment of the effectiveness of Parent’s internal controls over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the year ended December 31, 2024, and such assessment concluded that such internal controls were effective using the framework specified in the Parent 10-K.

(d) No personal loan or other extension of credit by Parent or any Subsidiary to any of its or their executive officers or directors has been made or modified in violation of Section 13 of the Exchange Act and Section 402 of the Sarbanes-Oxley Act since January 1, 2023.

(e) Since January 1, 2023, neither Parent nor any of its Subsidiaries nor, to Parent’s knowledge, any director, officer, employee, auditor, accountant or representative of Parent or any of its Subsidiaries has received any written complaint, allegation, assertion or claim that Parent or any of its Subsidiaries has engaged in improper or illegal accounting or auditing practices or maintains improper or inadequate internal accounting controls.

Section 4.10 Absence of Certain Changes. From the Parent Balance Sheet Date, there has not been any event, occurrence, change or development of a state of circumstances or facts which, individually or in the aggregate, has had, or would be reasonably likely to have, a Parent Material Adverse Effect.

Section 4.11 No Undisclosed Material Liabilities. As of the date of this Agreement, there are no liabilities of Parent or any Subsidiary of Parent of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise that are material to Parent and its Subsidiaries, taken as a whole, other than:

(a) liabilities disclosed or provided for in the Parent Balance Sheet or the notes thereto;

(b) liabilities incurred since the Parent Balance Sheet Date in the ordinary course of business consistent with past practice;

(c) liabilities which, individually or in the aggregate, would not be reasonably likely to have a Parent Material Adverse Effect;

(d) liabilities disclosed in the Parent SEC Documents filed prior to the date of this Agreement;

(e) liabilities or obligations that have been discharged or paid in full in the ordinary course of business consistent with past practice; and

(f) liabilities under this Agreement.

Section 4.12 Litigation. As of the date of this Agreement, there is no action, suit, investigation or proceeding pending against or, to the knowledge of Parent, threatened against or affecting, Parent, any of its Subsidiaries, any of their respective properties or any of their respective officers or directors before any court, arbitrator or any governmental body, agency, authority or official except as would not, individually or in the aggregate, be reasonably likely to have a Parent Material Adverse Effect.

Section 4.13 Compliance with Laws. To Parent’s knowledge, neither Parent nor any of its Subsidiaries is in violation of, nor has since January 1, 2023 violated, any applicable provisions of any laws, statutes, ordinances or regulations except for any violations that, individually or in the aggregate, have not had, and would not be reasonably likely to have, a Parent Material Adverse Effect.

Section 4.14 Capitalization of Merger Subsidiaries. The authorized capital stock of Merger Subsidiary 1 consists solely of 1,000 shares of common stock, par value $0.01 per share, all of which are validly issued and outstanding. All of the issued and outstanding capital stock of Merger Subsidiary 1 is, and at the Effective Time will be, owned by Merger Subsidiary 2. As of the date hereof, all of the limited liability company interests of Merger Subsidiary 2 have been validly issued, are fully paid and nonassessable and owned directly by Parent. The Merger Subsidiaries have not conducted any business prior to the date of this Agreement and have, and prior to the Effective Time will have, no assets, liabilities or obligations of any nature other than those incident to their formation and pursuant to this Agreement, the Mergers and the other Transactions.

Section 4.15 Reorganization. Parent has not taken any action or agreed to take any action, and is not aware, after reasonable diligence, of the existence of any fact or circumstance, that could reasonably be expected to prevent or impede the Mergers from qualifying for the Intended Tax Treatment.

Section 4.16 No Additional Representations.

(a) Except for the representations and warranties made in this Article IV (as qualified by the Parent Disclosure Schedules), the Voting Agreement or any certificate delivered pursuant to this Agreement, neither Parent nor any other Person makes any express or implied representation or warranty with respect to Parent or its Subsidiaries or their respective businesses, operations, assets, liabilities or conditions (financial or otherwise) in connection with this Agreement, the Mergers or the Transactions, and Parent hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, except as expressly provided in this Article IV (as qualified by the Parent Disclosure Schedules), the Voting Agreement or any certificate delivered pursuant to this Agreement, neither Parent nor any other Person makes or has made any representation or warranty to the Company or any of its affiliates or representatives with respect to (i) any financial projection, forecast, estimate, budget or prospect information relating to Parent or any of its Subsidiaries or their respective businesses; or (ii) any oral or written information presented to the Company or any of its affiliates or representatives in the course of their due diligence investigation of Parent, the negotiation of this Agreement or in the course of the Mergers or the Transactions.

(b) Notwithstanding anything contained in this Agreement to the contrary, each of Parent and each Merger Subsidiary acknowledges and agrees that neither the Company nor any other Person has made or is making, and each of Parent and each Merger Subsidiary expressly disclaims reliance upon, any representations, warranties or statements relating to the Company or its Subsidiaries whatsoever, express or implied, beyond those expressly given by the Company in Article III (as qualified by the Company Disclosure Schedules) or any certificate delivered pursuant to this Agreement, including any implied representation or warranty as to the accuracy or completeness of any information regarding the Company or its Subsidiaries furnished or made available to Parent or any Merger Subsidiary or any of their respective representatives. Without limiting the generality of the foregoing, each of Parent and each Merger Subsidiary acknowledges that, except as expressly provided in Article III (as qualified by the Company Disclosure Schedules) or any certificate delivered pursuant to this Agreement, no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or prospect information that may have been made available to Parent or either Merger Subsidiary or any of their respective representatives.

ARTICLE V

COVENANTS OF THE COMPANY

Section 5.1 Conduct of the Company. From the date of this Agreement until the Effective Time, except with the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed), as expressly permitted or required by this Agreement, as may be required by applicable law or as set forth in the corresponding section of Section 5.1 of the Company Disclosure Schedules, the Company shall and shall cause its Subsidiaries to conduct their respective businesses (x) in the ordinary course consistent with past practice and (y) in a manner not involving the entry by the Company or its Subsidiaries into businesses that are materially different from the businesses of the Company and its Subsidiaries on the date of this Agreement, and the Company shall use its and shall cause its Subsidiaries to use their respective reasonable best efforts to keep available the services of their respective present officers and other employees, to substantially preserve their assets and technology, their relationships with customers, suppliers, licensors, licensees, distributors and other third parties having material business dealings with them and to maintain their material franchises, rights and permits. Without limiting the foregoing, the Company and its Subsidiaries shall, in all material respects, (A) maintain and enforce policies, procedures and internal controls reasonably designed to ensure compliance with applicable Anti-Corruption Laws and Economic Sanctions/Trade Laws and (B) not initiate or expand any dealings involving any Sanctions Target or any country or territory subject to country-wide or territory-wide Economic Sanctions/Trade Laws, except as permitted by applicable law. Without limiting the generality of the foregoing, except with the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed), as expressly permitted or required by this Agreement, as may be required by applicable law or as set forth in Section 5.1 of the Company Disclosure Schedules, from the date of this Agreement until the Effective Time, the Company shall not, and shall cause its Subsidiaries not to:

(a) adopt or propose any change in its certificate of incorporation, by-laws or any other organizational document;

(b) adopt a plan or agreement of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

(c) issue, sell, transfer, pledge, dispose of or encumber any shares of, or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of capital stock of any class or series of the Company or its Subsidiaries other than issuances of Company Common Stock pursuant to the exercise or settlement (as applicable) of Company Options, Company RSU Awards or Company Director RSU Awards that are outstanding on the date of this Agreement and reflected in Section 3.5;

(d) (i) split, combine, subdivide or reclassify its outstanding shares of capital stock or (ii) declare, set aside or pay any dividend or other distribution payable in cash, stock or property with respect to its capital stock other than dividends or distributions paid by any Subsidiary of the Company to the Company or any wholly-owned Subsidiary of the Company;

(e) redeem, purchase or otherwise acquire directly or indirectly any of the Company’s or any Subsidiary’s capital stock, except for repurchases, redemptions or acquisitions (i) required by the terms of its capital stock or any securities outstanding on the date of this Agreement, (ii) required by or in connection with the respective terms, as of the date of this Agreement, of any Company Benefit Plan as in effect on the date of this Agreement in the ordinary course of the operations of such plan consistent with past practice and only to the extent consistent with Section 7.4, (iii) with respect to the exercise, vesting or settlement of Company Options, Company RSU Awards or Company Director RSU Awards outstanding as of the date of this Agreement and reflected in Section 3.5 or (iv) involving only the acquisition by the Company or one or more of its wholly owned Subsidiaries of capital stock of one or more wholly owned Subsidiaries of the Company;

(f) amend the terms (including the terms relating to accelerating the vesting or lapse of repurchase rights or obligations) of any outstanding Company Option, Company RSU Award or Company Director RSU Award;

(g) incur or commit to incur any capital expenditures, or any obligations or liabilities in connection therewith, except in amounts that are not in excess of the individual line items of the aggregate budgeted amount indicated in Section 5.1(g) of the Company Disclosure Schedules;

(h) (i) except as required by law or the terms of an applicable Company Benefit Plan existing on the date of this Agreement, increase the compensation or benefits of, including by providing any bonus, any director, consultant, officer or employee of the Company or any of its Subsidiaries, (ii) except as required by law or the terms of an applicable Company Benefit Plan existing on the date of this Agreement, (A) enter into, (B) adopt or (C) extend or renew (or waive or amend any performance or vesting criterion or accelerate funding under) any employment, retention, transition, change in control, severance, bonus, profit sharing, retirement, restricted stock, stock option, deferred compensation or other director, consultant, executive or employee benefit plan, policy, agreement or arrangement except as required by applicable law or the terms of an agreement or arrangement existing on the date of this Agreement, (iii) enter into any collective bargaining agreement or other agreement with any labor organization, works council, trade union, labor association or other employee representative, (iv) except as required by law or the terms of applicable Company Benefit Plan existing on the date of this Agreement, take any action to accelerate the vesting, payment or funding of any compensation or benefits to any current or former employee or any directors, consultants or officers, (v) implement any facility closings or employee layoffs or reductions in force that would trigger the notice requirements under the WARN Act or (vi) terminate the employment of any employee, other than a termination of employment for “cause”, or hire any employee, except employees with a title at the level of vice president or below;

(i) acquire (for cash or other assets) or agree to acquire (i) by merging or consolidating with, or by purchasing all or a substantial portion of the assets of, or by purchasing all or a substantial equity or voting interest in, or by any other manner, any business or Person or division thereof or (ii) any other assets, except in the case of this clause (ii), for assets acquired in the ordinary course of business consistent with past practice;

(j) except as expressly permitted by Section 7.1, sell, lease, license, transfer, divest, sell and leaseback, encumber (including by the grant of any option thereon), abandon, permit to lapse or otherwise dispose of any material assets or property (which shall include any sale of any capital stock of any Subsidiary of the Company), except (i) pursuant to existing Contracts or commitments, (ii) in the ordinary course of business consistent with past practice or (iii) any such disposals of immaterial equipment and property no longer used in the operation of the business for fair market value in an amount not exceeding $1,000,000 in the aggregate;

(k) incur any indebtedness for borrowed money, guarantee or assume any such indebtedness of another Person, issue or sell warrants or other rights to acquire any debt securities of the Company or any of its Subsidiaries, enter into any “keep well” or other agreement to maintain any financial condition of another Person or enter into any arrangement having the economic effect of any of the foregoing (other than any such indebtedness among the Company and its wholly-owned Subsidiaries, among the Company’s wholly-owned Subsidiaries and guarantees thereof).

(l) (i) modify, amend, terminate or waive any material rights under any Material Contract or (ii) enter into any agreement that would constitute a Material Contract if entered into as of the date of this Agreement, other than (x) as otherwise expressly contemplated by this Agreement, (y) for the purposes of clause (i), routine modifications or amendments in the ordinary course of business consistent with past practice and in a manner that is not adverse in any material respect to the Company or any of its Subsidiaries and that would not bind or purport to bind Parent or its Subsidiaries (other than the Company and its Subsidiaries) after the closing or (z) for the purposes of clause (ii), in the ordinary course of business consistent with past practice (in each case of clauses (y) and (z), except with respect to any Contract of the type set forth in Section 3.20(a)(iii) or Section 3.20(a)(v));

(m) settle or compromise any claim, demand, lawsuit or regulatory proceeding (excluding any Tax Proceeding, which shall be governed by Section 5.1(r)), whether now pending or hereafter made or brought, or waive, release or assign any rights or claims, in any such case (i) in an amount in excess of $1,000,000, individually or in the aggregate or (ii) that imposes (x) any material obligation to be performed by, (y) material restriction imposed against, the Company or any of its Subsidiaries, or, following the Closing Date, Parent; provided, however, that, notwithstanding the foregoing, the Company may not settle or propose to settle or compromise any Transaction Litigation except as expressly permitted by Section 7.9;

(n) except for any such change which is required by reason of a concurrent change in GAAP or applicable law, change any method of financial accounting or financial accounting practice used by it;

(o) (i) enter into or expand any joint venture, partnership, participation or other similar arrangement or (ii) make any loan, capital contribution or advance to or investment in any other Person (other than the Company or any wholly-owned Subsidiary of the Company in the ordinary course of business consistent with past practice) except for advances for reimbursable employee expenses in the ordinary course of business consistent with past practice;

(p) (A) sell, divest, license, grant or assign to any Person or otherwise dispose of, or enter into any Contract to sell, divest, license, grant or assign to any Person or otherwise dispose of, any rights to any Company IP (other than non-exclusive licenses entered into in the ordinary course of business consistent with past practice); (B) buy or license any Technology or Intellectual Property Right of any third party for a cost in excess of $1,000,000; (C) disclose any proprietary Source Code of the Company or its Subsidiaries, or deposit in escrow any such Source Code with, any third party other than its employees who are bound by written confidentiality obligations to the Company with respect thereto or (D) disclose any trade secret of the Company or its Subsidiaries to, or deposit in escrow any such trade secret with, any third party other than in the ordinary course of business to Persons who are bound by written confidentiality obligations to the Company with respect thereto (it being understood that nothing in this clause shall restrict the sale of Company Products in the ordinary course of business);

(q) allow any material Registered Company IP to lapse or expire, or fail to renew or make any filing or payment or otherwise take any action necessary in connection with the prosecution or maintenance of any Registered Company IP;

(r) (i) make, revoke or amend any material election relating to Taxes or change any of its Tax accounting periods, methods of Tax accounting or Tax procedures currently in effect; (ii) settle, affirmatively abandon, concede or compromise any Tax Proceeding in respect of a material amount of Taxes; (iii) file any amended Tax Return that is reasonably likely to result in an increase to a Tax liability, which increase is material to the Company and its Subsidiaries, taken as a whole; (iv) agree to an extension or waiver of the statute of limitations with respect to a material amount of Taxes (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business); (v) enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local or non-U.S. law) with respect to a material amount of Taxes or request any Tax ruling with respect to a material amount of Taxes or a material Tax issue; or (vi) affirmatively surrender any right to claim a material Tax refund;

(s) enter into any new line of business;

(t) take any action that would reasonably be expected to prevent, materially impede, interfere with or delay the consummation of the Mergers and the Transactions;

(u) (i) enter into any lease or sublease of real property (whether as a lessor, sublessor, lessee or sublessee) other than in the ordinary course of business, (ii) modify or amend in any material respect, or exercise any right to renew, any Lease Agreement real property other than in the ordinary course of business or (iii) acquire any material interest in real property;

(v) (i) enter into, renew or expand any business with any Sanctions Target or (ii) export, re-export, transfer or release (including deemed exports) any Company Products, Software or technology to any destination, end-user or end-use requiring a license under applicable Economic Sanctions/Trade Laws, in each case except in compliance with applicable Economic Sanctions/Trade Laws and, to the extent material, after consultation with Parent; and

(w) agree or commit to do any of the foregoing.

Section 5.2 No Solicitation.

(a) Upon the execution and delivery of this Agreement, the Company shall, and shall cause its Subsidiaries to (x) immediately cease and cause to be terminated and shall cause its and their officers and directors to, and shall use reasonable best efforts to cause its and their employees, investment bankers, consultants, attorneys, accountants, agents and other representatives to, immediately cease and cause to be terminated, any and all solicitation, encouragement, discussions or negotiations with any Persons (or provision of information to any Persons) with respect to any Acquisition Proposal or the possibility thereof, (y) promptly (and in any event within 24 hours) request each Person and each of such Person’s representatives that has previously executed a confidentiality agreement with the Company in connection with its consideration of any Acquisition Proposal to promptly return to the Company or destroy all non-public information heretofore furnished or made available to such Person by or on behalf of it or any of its Subsidiaries and (z) immediately terminate all physical and electronic data room access for such Person and its representatives to diligence or other information regarding the Company or any of its Subsidiaries. The Company shall enforce, and not waive, terminate or modify without Parent’s prior written consent, any confidentiality, standstill or similar provision in any confidentiality, standstill or other agreement.

(b) During the period between the date hereof and the Effective Time or the date, if any, on which this Agreement is validly terminated pursuant to Section 9.1, the Company shall not, and shall cause its and its Subsidiaries’ officers and directors not to, and shall use its reasonable best efforts to cause its and its Subsidiaries’ employees, investment bankers, consultants, attorneys, accountants, agents and other representatives not to, directly or indirectly,

(i) take any action to solicit, initiate or knowingly encourage or facilitate the making of any Acquisition Proposal (including by amending the Company Charter or granting any waiver under Section 203 of the DGCL) or any inquiry with respect thereto or engage in discussions or negotiations with any Person with respect thereto (except to notify such Person of the existence of the provisions of this Section 5.2), (ii) disclose or otherwise provide access to any nonpublic information or afford access to properties, books or records of the Company or any of its Subsidiaries to any Person relating to an Acquisition Proposal or to any Person that has made, or to the Company’s knowledge is considering making, any Acquisition Proposal, (iii) approve or recommend, propose to approve or recommend or execute or enter into any letter of intent, agreement in principle, merger agreement, option agreement, acquisition agreement or other similar agreement relating to an Acquisition Proposal or (iv) propose publicly or agree to do any of the foregoing relating to an Acquisition Proposal. Nothing contained in this Agreement shall prevent the Board of Directors of the Company from (A) complying with Rule 14e-2 under the Exchange Act with regard to an Acquisition Proposal or (B) making any disclosure if, in the case of this clause (B), in the good faith judgment of the Company’s Board of Directors, after consultation with outside counsel, the failure to make such disclosure would be reasonably likely to be inconsistent with the directors’ exercise of their fiduciary duties to the Company’s stockholders under applicable law; provided, however, that any such disclosure that relates to an Acquisition Proposal shall be deemed to be a Change in the Company Recommendation unless the Company’s Board of Directors reaffirms the Company Recommendation in such disclosure. Notwithstanding anything to the contrary in this Agreement but subject to the first sentence of Section 5.2(c), prior to (but not after) the receipt of the Company Stockholder Approval, the Company may, directly or indirectly through its advisors, agents or other intermediaries, (I) furnish information and access, but only in response to a request for information or access, to any Person making a bona fide, written Acquisition Proposal to the Board of Directors of the Company after the date of this Agreement which was not obtained in breach of Section 5.3 or this Section 5.2 and (II) participate in discussions and negotiate with such Person or its representatives concerning any such unsolicited Acquisition Proposal, if and only if, in any such case set forth in clause (I) or (II) of this sentence, (1) the Board of Directors of the Company concludes in good faith, after (x) receipt of the advice of a financial advisor of nationally recognized reputation and outside legal counsel that such Acquisition Proposal constitutes or would reasonably be expected to result in a Superior Proposal and (y) taking into account any revisions to the terms of the Mergers or this Agreement proposed by Parent after being notified pursuant to Section 5.3(b), that failure to do so would be reasonably likely to be inconsistent with its fiduciary duties to the Company’s stockholders under applicable law and (2) (x) the Company receives from the Person making such an Acquisition Proposal, prior to engaging in any of the activities described in clause (I) or (II) of this sentence, an executed confidentiality agreement the material terms of which, as they relate to confidentiality, non-use and other terms are (without regard to the terms of such Acquisition Proposal) in all material respects (i) no less favorable to the Company and (ii) no less restrictive to the Person making such Acquisition Proposal than those contained in the Confidentiality Agreement (provided, that any such confidentiality agreement need not contain a standstill) and (y) any information provided to such Person has previously been provided to Parent or is provided to Parent prior to or substantially concurrently with the time it is provided to such Person. The Board of Directors of the Company shall not take any of the actions referred to in the foregoing clauses (I) and (II) unless the Company shall have first delivered to Parent written notice advising Parent that the Company intends to take such action.

(c) If on or after the date of this Agreement the Company receives an Acquisition Proposal any proposal or offer that would reasonably be expected to lead to an Acquisition Proposal or any inquiry or request for nonpublic information relating to the Company or any Subsidiary of the Company or for access to the properties, books or records of the Company or any Subsidiary of the Company by any Person that has made, or has informed the Company it is considering making, an Acquisition Proposal or otherwise relating to an Acquisition Proposal or that would reasonably be expected to lead to an Acquisition Proposal (in each case whether in writing or orally), the Company shall (i) promptly (and in no event later than 24 hours after receipt thereof) notify (which notice shall be provided orally and in writing and shall identify the Person making such Acquisition Proposal, proposal, offer, inquiry or request and set forth the terms and conditions thereof) Parent thereof, (ii) keep Parent promptly informed of the status and terms of (including with respect to changes to the status or terms of) any such Acquisition Proposal, proposal, offer, inquiry or request, (iii) on reasonably current basis, advise and confer with Parent (or its outside counsel) regarding the process of negotiations concerning any Acquisition Proposal or request, and the details (including terms thereof) of any such Acquisition Proposal, proposal, offer, inquiry or request (including any changes, amendments or modifications to the terms and conditions thereof) and (iv) as promptly as practicable (but in no event later than 24 hours after receipt) provide to Parent complete unredacted copies of all written correspondence or communications (whether or not electronic) sent or provided to the Company or any of its Subsidiaries or its or their representatives that describes or relates to any terms or conditions thereof, including any proposed transaction agreements (along with all schedules and exhibits thereto) and written summaries of any material oral communications relating to the terms and conditions thereof.

(d) The Company shall take the necessary steps promptly to inform its Subsidiaries and its and their respective officers, directors, employees, investment bankers, consultants, attorneys, accountants, agents and other representatives of the obligations undertaken in this Section 5.2.

Section 5.3 Company Stockholder Meeting; Proxy Material.

(a) Company Recommendation. Except as permitted by Section 5.3(b), the Board of Directors of the Company shall recommend adoption of this Agreement by the Company’s stockholders, and unless permitted by Section 5.3(b), neither the Board of Directors of the Company nor any committee thereof shall (i) withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in any manner adverse to Parent, the approval of this Agreement, the Mergers or the Company Recommendation (any of the foregoing, a “Change in the Company Recommendation”) or (ii) approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal. For purposes of this Agreement, a Change in the Company Recommendation shall include (x) any approval or recommendation (or public proposal to approve or recommend) of an Acquisition Proposal by the Board of Directors of the Company or any committee thereof or (y) any failure by the Company to include the Company Recommendation in the Company Proxy Statement.

(b) Change in Company Recommendation.

(i) The Board of Directors of the Company shall be permitted at any time prior to the Company Stockholder Approval being obtained, to (A) make a Change in the Company Recommendation in response to an Intervening Event if the Board of Directors of the Company determines in good faith (after consultation with and taking into account the advice of its outside legal counsel and a financial advisor of nationally recognized reputation) that the failure to take such action would be reasonably likely to be inconsistent with the directors’ fiduciary duties to the Company’s stockholders under applicable Delaware law and (B) make a Change in the Company Recommendation if the Company has received an Acquisition Proposal (that did not arise in connection with or result from any breach of Section 5.2 or this Section 5.3) which the Board of Directors of the Company has determined in good faith (after consultation with and taking into account the advice of its outside legal counsel and a financial advisor of nationally recognized reputation) constitutes a Superior Proposal and that the failure to take such action would be reasonably likely to be inconsistent with the directors’ fiduciary duties to the Company’s stockholders under applicable Delaware law; provided, however, that the Board of Directors of the Company shall not, and shall cause the Company not to, take any action set forth the foregoing clauses (b) or (c) unless, prior to taking such action, (1) the Company has provided written notice (which notice shall not constitute a Change in the Company Recommendation) to Parent advising Parent that the Board of Directors of the Company intends to make a Change in the Company Recommendation or terminate this Agreement pursuant to Section 9.1(f) and specifying the reasons therefor, including (x) if the basis of the proposed action by the Board of Directors of the Company is due to a Superior Proposal (such notice, a “Superior Proposal Notice”), the terms and conditions of any such Superior Proposal and the identity of the Person or group making such Superior Proposal together with summaries of all oral communications, copies of any written offer or correspondence and draft term sheets or agreements received (and the Company will also promptly give Parent such a notice with respect to any subsequent change in such proposal), or (y) if the basis of the proposed action by the Board of Directors of the Company is an Intervening Event (such notice, an “Intervening Event Notice”), a detailed description of such Intervening Event, (2) a period of five Business Days has elapsed (the “Match Period”) following Parent’s receipt of the Intervening Event Notice or Superior Proposal Notice, as applicable (it being understood and agreed that the event of (x) any amendment, revision or modification to the financial or other material terms of such Superior Proposal shall require a new Superior Proposal Notice and (y) any change in fact or material development with respect to such Intervening Event (other than in respect of any revisions or proposals made by Parent) shall require a new Intervening Event Notice, and, in each case, and the Company shall be required to comply again with the requirements of this Section 5.3(b)(i) with a Match Period of three Business Days (for the avoidance of doubt, if a new Superior Proposal Notice or Intervening Event Notice with respect to any such amendment or modification, change or development (as applicable) is delivered during the initial five Business Day Match Period, the Match Period shall end on the later of (a) the expiration of the initial five Business Day Match Period and (b) the expiration of the new three Business Day Match Period after delivery of such new Superior Proposal Notice or Intervening Event Notice)), (3) during such Match Period, if requested by Parent, the Company has negotiated, and has caused its representatives to negotiate, in good faith with Parent and its representatives regarding any changes to the terms and conditions of this Agreement and any other proposals by Parent so that either the failure to make a Change in the Company Recommendation in response to such Intervening Event would no longer be inconsistent with the directors’ fiduciary duties to the Company’s stockholders under applicable Delaware law or such Acquisition Proposal would no longer constitute a Superior Proposal, as applicable, and (4) following such Match Period, and after considering in good faith any changes or proposals made by Parent, the Board of Directors of the Company shall have determined in good faith (after consultation with and taking into account the advice of its outside legal counsel and, in the case of clause (y), a financial advisor of nationally recognized reputation) that (x) the failure to make a Change in the Company Recommendation in response to such Intervening Event would be reasonably likely to be inconsistent with the directors’ fiduciary duties to the Company’s stockholders under applicable Delaware law or (y) such Acquisition Proposal continues to constitute a Superior Proposal (after taking into account any revisions to the terms of the Mergers or this Agreement proposed by Parent after being notified pursuant to this Section 5.3(b)(i)) and the failure to make a Change in the Company Recommendation or terminate this Agreement pursuant to Section 9.1(f) would be reasonably likely to be inconsistent with the directors’ fiduciary duties to the Company’s stockholders under applicable Delaware law, as applicable.

(ii) Except as permitted under Section 5.2, notwithstanding (x) any Change in the Company Recommendation or (y) the making of any Acquisition Proposal, until the termination of this Agreement (A) in no event shall the Company or any of its Subsidiaries (1) enter into, approve or recommend or, except as set forth in Section 5.3(b), propose to approve or recommend, any letter of intent, agreement in principle, merger agreement, option agreement, acquisition agreement or other agreement constituting or relating to an Acquisition Proposal, (2) except as required by applicable law or Section 7.5, make, facilitate or provide information in connection with any SEC or other regulatory filings in connection with the transactions contemplated by any Acquisition Proposal or (3) seek any third-party consents in connection with any transactions contemplated by any Acquisition Proposal and (B) the Company shall otherwise remain subject to the terms of this Agreement; provided, however, for the avoidance of doubt, that without limiting the Company’s right to terminate this Agreement in the circumstances set forth in Section 9.1, a Change in the Company Recommendation shall not limit the Company’s obligation to submit this Agreement to the stockholders of the Company for the purpose of obtaining the Company Stockholder Approval at the Company Stockholder Meeting.

(c) Parent and the Company shall use reasonable best efforts to, as promptly as practicable following the date of this Agreement, but (x) no earlier than the filing with the SEC of Parent’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, which filing shall occur no later than March 2, 2026, and (y) no later than 15 days after the filing with the SEC of the Company’s Annual Report on Form 10-K for the fiscal year ended December 28, 2025, prepare, and Parent shall file with the SEC, a Registration Statement on Form S-4 (the “Form S-4”), in which the Company Proxy Statement shall be included as a prospectus. Each of Parent and the Company shall use its reasonable best efforts to have the Form S-4 declared effective under the Securities Act, and for the Company Proxy Statement to be cleared by the SEC and its staff under the Exchange Act, in each case, as promptly as practicable after such filing. Parent shall promptly comply with all reasonable requests from the Company for information regarding Parent or the Merger Subsidiaries and required by applicable law for inclusion in the Company Proxy Statement and the Company shall promptly comply with all reasonable requests from Parent for information regarding the Company and its Subsidiaries and required by applicable law for inclusion in the Form S-4. Neither the Company (with respect to the Company Proxy Statement) nor Parent (with respect to the Form S-4) shall file such documents with the SEC without first providing the other party and its counsel a reasonable opportunity to review and comment thereon, and the filing party shall (i) include the reasonable additions, deletions or changes suggested by the other party or its counsel to the extent relating to such party or their respective affiliates and (ii) consider in good faith all other such reasonable additions, deletions or changes suggested by the other party or its counsel in connection therewith. Each of Parent and the Company shall use its reasonable best efforts to have the Company Proxy Statement and the Form S-4 cleared by the SEC and its staff as promptly as practicable after such initial filing and to keep the Form S-4 effective so long as necessary to consummate the Mergers. Without limiting any other provision herein, each of the Form S-4 and the Company Proxy Statement shall contain such information and disclosure reasonably requested by either Parent or the Company, as applicable, so that the Form S-4 conforms in form and substance to the requirements of the Securities Act and the Company Proxy Statement conforms in form and substance to the requirements of the Exchange Act. The Company shall, in consultation with Parent, (i) set a record date for the Company Stockholder Meeting, which record date shall be prior to the date the Form S-4 is declared effective (the “Form S-4 Clearance Date”) or as promptly as practicable thereafter, (ii) commence a broker search (and any additional broker searches, if necessary) pursuant to and in compliance with Rule 14a-13 under the Exchange Act as promptly as practicable but no later than 20 Business Days prior to the record date (unless Parent and the Company otherwise agree in writing) and (iii) thereafter cause the Company Proxy Statement to be mailed to holders of Company Common Stock as promptly as practicable after the Form S-4 Clearance Date in any event, within three Business Days after the Form S-4 Clearance Date.

(d) If at any time prior to the Effective Time, either the Company or Parent should discover any information relating to the Company or Parent, or any of their respective affiliates, directors or officers, that is required to be set forth in an amendment or supplement to either the Form S-4 or the Company Proxy Statement so that either such document would not include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other party and (i) with respect to the Form S-4, Parent shall promptly file an appropriate amendment or supplement describing such information with the SEC and (ii) with respect to the Company Proxy Statement, to the extent required by applicable law, the parties shall promptly cause such information to be disseminated to the stockholders of the Company.

(e) Each of the Company and Parent shall (i) promptly (and in any case no later than 24 hours after such receipt) notify the other of the receipt of any comments from the SEC or its staff or any other applicable government official and of any requests by the SEC or its staff or any other applicable government official for amendments or supplements to any of the filings with the SEC in connection with the Mergers and other Transactions or for additional information and (ii) promptly supply the other with copies of all correspondence between the Company or any of its representatives, or Parent or any of its representatives, as the case may be, on the one hand, and the SEC or its staff or any other applicable government official, on the other hand, with respect thereto. The Company and Parent shall use their respective reasonable best efforts to respond to any comments of the SEC or its staff with respect to the Form S-4 and the Company Proxy Statement as promptly as practicable. The Company and Parent shall cooperate with each other and provide to each other all information necessary in order to prepare the Form S-4 and the Company Proxy Statement as expeditiously as practicable. No amendment or supplement to the Form S-4 or the Company Proxy Statement shall be made by either party without the approval of the other party (which approval shall not be unreasonably withheld, conditioned or delayed).

(f) The Company shall, within 3 Business Days from the Form S-4 Clearance Date, duly call and give notice of a meeting of its stockholders (the “Company Stockholder Meeting”) for the purpose of obtaining the Company Stockholder Approval, and the Board of Directors of the Company shall recommend to the Company’s stockholders the adoption of this Agreement (the “Company Recommendation”) and shall include such recommendation in the Company Proxy Statement; provided, however, that the Board of Directors of the Company may fail to make such Company Recommendation or make a Change in the Company Recommendation if permitted by, and in accordance with, Section 5.3(b). Without limiting the generality of the foregoing, but subject to Section 5.3(b) and the Company’s rights to terminate this Agreement under the circumstances set forth in Section 9.1, the Company’s obligations pursuant to the first two sentences of this Section 5.3(f) or its other obligations under this Section 5.3 shall not be affected by the commencement, public proposal, public disclosure or communication to the Company or its stockholders or representatives of any Acquisition Proposal. The Company shall use its reasonable best efforts to hold the Company Stockholder Meeting as soon as practicable, and in any event within 40 days, after the Form S-4 Clearance Date and (subject to any Change in the Company Recommendation permitted by, and in accordance with, Section 5.3(b)) to obtain the Company Stockholder Approval. The Company shall not, without the prior written consent of Parent, adjourn, postpone or otherwise delay the Company Stockholder Meeting; provided, that the Company may, notwithstanding the foregoing, without the prior written consent of Parent, adjourn or postpone the Company Stockholder Meeting (i) if, after consultation with Parent, the Company believes in good faith that such adjournment or postponement is reasonably necessary to allow reasonable additional time to (A) solicit additional proxies necessary to obtain the Company Stockholder Approval or (B) distribute any supplement or amendment to the Company Proxy Statement the distribution of which the Board of Directors of the Company has determined in good faith to be necessary under applicable law after consultation with, and taking into account the advice of, outside legal counsel or (ii) for an absence of a quorum, and the Company shall use its reasonable best efforts to obtain such a quorum as promptly as practicable. Notwithstanding the foregoing, (x) the Company may not, without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed), adjourn or postpone the Company Stockholder Meeting more than a total of three times pursuant to clause (i)(A) or (ii) of the immediately preceding sentence, and no such postponement or adjournment pursuant to clause (i)(A) or (ii) of the immediately preceding sentence shall be, without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed), for a period exceeding 10 Business Days and in no event may the Company postpone the Company Stockholder Meeting without the written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed) if doing so would require the setting of a new record date, and (y) if the Company Stockholder Meeting is adjourned or postponed, the Company shall reconvene the Company Stockholder Meeting at the earliest practicable date on which the Board of Directors of the Company reasonably expects to have sufficient affirmative votes to obtain the Company Stockholder Approval. Without the prior written consent of Parent, the matters contemplated by the Company Stockholder Approval shall be the only matters (other than matters of procedure and matters required by applicable law to be voted on by the Company’s stockholders in connection therewith) that the Company shall propose to be voted on by the stockholders of the Company at the Company Stockholder Meeting. The

Company shall otherwise coordinate and cooperate with Parent with respect to the timing of the Company Stockholder Meeting and shall otherwise comply with all legal requirements applicable to the Company Stockholder Meeting. The Company shall provide updates to Parent with respect to the proxy solicitation for the Company Stockholder Meeting (including interim results) as reasonably requested by Parent.

Section 5.4 Resignation of Company Directors. In order to fulfill the requirements of Section 1.3, the Company shall (a) cause each director of the Company to deliver a written resignation to the Company effective at the Effective Time and (b) cause the vacancies resulting from such resignations to be filled by the Person or Persons who serve as director of Merger Subsidiary 1 immediately prior to the Effective Time.

Section 5.5 Other Actions. Subject to and in accordance with the provisions of Article VII, the Company and Parent shall cooperate with each other to lift any injunctions or remove any other impediment to the consummation of the Transactions.

Section 5.6 Takeover Statutes. If any anti-takeover or similar statute or regulation is or may become applicable to the Transactions, the Company and its Board of Directors shall grant such approvals and take all such actions as are legally permissible so that the Transactions may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of any such restriction, statute or regulation on the Transactions.

Section 5.7 Stock Exchange Delisting; Deregistration. Prior to the Effective Time, the Company shall cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary, proper or advisable on its part pursuant to applicable law and the rules and regulations of Nasdaq to cause (a) the delisting of the Company Common Stock from Nasdaq as promptly as practicable after the Effective Time and (b) the deregistration of the Company Common Stock pursuant to the Exchange Act as promptly as practicable after such delisting.

Section 5.8 Treatment of Company Indebtedness.

(a) The Company shall, and shall cause its Subsidiaries to, deliver to Parent at least three Business Days prior to the Closing Date a copy of a payoff letter (subject to the delivery of funds as arranged by Parent) with respect to the Amended and Restated Loan and Security Agreement, dated as of June 30, 2025, by and between the Company, Siena Lending Group LLC and certain other parties (the “Subject Indebtedness”) in customary form, which payoff letter shall (i) indicate the total amount required to be paid to fully satisfy all principal, interest, prepayment premiums, penalties, breakage costs and any other monetary obligations then due and payable under the Subject Indebtedness as of the anticipated Closing Date (and the daily accrual thereafter) (the “Payoff Amount”), (ii) state that upon receipt of the Payoff Amount under such payoff letter, the Subject Indebtedness and all related loan documents shall be terminated and (iii) provide that all Liens and guarantees in connection with the Subject Indebtedness relating to the assets and properties of the Company or any of its Subsidiaries securing the obligations under the Subject Indebtedness shall be released and terminated upon payment of the Payoff Amount on the Closing Date.

(b) Without limiting the foregoing, the Company and Parent shall cooperate with each other with respect to customary actions for transactions of this type that are reasonably requested by Parent to be taken by the Company or its Subsidiaries under the various tool financing loans the Company or its Subsidiaries have entered into with financing lenders party thereto or any of the Company’s other loan arrangements.

ARTICLE VI

COVENANTS OF PARENT

Section 6.1 Conduct of Parent. From the date of this Agreement until the Effective Time, except with the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed), as expressly permitted or required by this Agreement, as may be required by applicable law or as set forth in Section 6.1 of the Parent Disclosure Schedules, Parent shall not, nor shall Parent permit any of its Subsidiaries to:

(a) cause or permit any modifications, amendments or changes to the organizational documents of Parent in a manner that would reasonably be expected to (i) adversely affect recipients of Merger Consideration relative to any other stockholders of Parent or (ii) prevent, materially impede or delay Parent from consummating the Transactions in accordance with the terms hereof;

(b) authorize or adopt, or publicly propose, a plan or agreement of complete or partial liquidation, dissolution, restructuring or other reorganization of Parent;

(c) reclassify, combine, adjust, split or subdivide any capital stock of Parent, other than where equitable adjustments are made to the number of shares of Parent Common Stock constituting the Merger Consideration pursuant to Section 1.4(c);

(d) directly or indirectly, enter into any acquisition of, or agreement in principle to acquire (by merging or consolidating with, by purchasing all or a substantial portion of the assets of or equity in or by any other manner) any Person or portion, assets, interests, equity, properties or businesses thereof if such acquisition would reasonably be expected to (i) prevent, materially impede, materially interfere with or materially delay the consummation of the Mergers and the Transactions or (ii) materially increase the risk of any Governmental Authority seeking or entering a judgment, injunction, order or decree prohibiting, restraining or delaying the consummation of the Mergers and the Transactions; or

(e) agree or commit to do any of the foregoing.

Section 6.2 Obligations of Merger Subsidiaries. Parent shall take all actions necessary to cause each of the Merger Subsidiaries to perform its respective obligations under this Agreement and to consummate the Mergers on the terms and conditions set forth in this Agreement.

Section 6.3 Director and Officer Liability.

(a) Without limiting any other rights that any Indemnified Person may have pursuant to any employment agreement or indemnification agreement, from the Effective Time and until the six year anniversary of the Effective Time, Parent shall cause the Surviving Company and each of its Subsidiaries to indemnify, defend and hold harmless each Person who is now, or has been at any time prior to the date of this Agreement or who becomes prior to the Effective Time, a director, officer or employee of the Company or of such Subsidiary, as applicable, or who acts as a fiduciary under any Company Benefit Plan or is or was serving at the request of the Company or of such Subsidiary as a director, officer, employee or agent of another corporation, partnership, limited liability company, joint venture, employee benefit plan, trust or other enterprise (the “Indemnified Persons”) against all losses, claims, damages, costs, fines, penalties, expenses (including attorneys’ and other professionals’ fees and expenses), liabilities or judgments or amounts that are paid in settlement of or incurred in connection with any threatened or actual claim (including a claim of a violation of applicable law), action, audit, demand, suit, proceeding, investigation or other proceeding at law or in equity or order or ruling, in each case whether civil, criminal, administrative, investigative or otherwise and whether or not such claim, action, audit, demand, suit, proceeding, investigation or other proceeding or order or ruling results in a formal civil or criminal litigation or regulatory action (“Proceeding”) to which such Indemnified Person is a party or is otherwise involved (including as a witness) based, in whole or in part, on or arising, in whole or in part, out of the fact that such Person is or was a director, officer or employee of the Company or of such Subsidiary, a fiduciary under any Company Benefit Plan or is or was serving at the request of the Company or of such Subsidiary as a director, officer, employee or agent of another corporation, partnership, limited liability company, joint venture, employee benefit plan, trust or other enterprise or by reason of anything done or not done by such Person in any such capacity, whether pertaining to any act or omission occurring or existing prior to, at or after the Effective Time and whether asserted or claimed prior to, at or after the Effective Time (“Indemnified Liabilities”), including all Indemnified Liabilities based in whole or in part on, or arising in whole or in part out of or pertaining to this Agreement or the Transactions, in each case to the fullest extent permitted under applicable law (and Parent shall cause the Surviving Company or such Subsidiary to pay expenses incurred in advance of the final disposition of any such Proceeding to each Indemnified Person to the fullest extent permitted under applicable law). Any Indemnified Person wishing to claim indemnification or advancement of expenses under this Section 6.3(a), upon learning of any such Proceeding, shall notify the Surviving Company (but the failure so to notify shall not relieve a party from any obligations that it may have under this Section 6.3(a) except to the extent such failure materially prejudices such party’s position with respect to such claims). Parent shall have the right, upon written notice to any applicable Indemnified Person, to assume the defense of any Proceeding in respect of which indemnification is or would be sought hereunder employing counsel reasonably satisfactory to such Indemnified Person. Notwithstanding anything to the contrary in this Section 6.3, an Indemnified Person shall only be entitled to the rights provided in this Section 6.3 after providing a written undertaking by or on behalf of such Indemnified Person to repay such amounts if it is ultimately determined under applicable law that such Indemnified Person is not entitled to be indemnified.

(b) Parent and the Surviving Company shall not amend, repeal or otherwise modify any provision in the organizational documents of the Surviving Company or its Subsidiaries in any manner that would adversely affect the rights thereunder of any Indemnified Person to indemnification, exculpation or expense advancement, except to the extent required by applicable law. Parent shall cause the Surviving Company and its Subsidiaries to fulfill and honor any indemnification, expense advancement or exculpation agreements between the Company or any of such Subsidiaries and any of its or their directors, officers or employees existing immediately prior to the Effective Time.

(c) To the fullest extent permitted under applicable law, Parent shall cause the Surviving Company and each of its Subsidiaries to indemnify any Indemnified Person against all reasonable costs and expenses (including reasonable attorneys’ fees and expenses), such amounts to be payable in advance upon request as provided in this Section 6.3, relating to the enforcement of such Indemnified Person’s rights under this Section 6.3; provided, that, any such Indemnified Person shall only be entitled to the rights of advancement provided in this Section 6.3(c) after providing a written undertaking by or on behalf of such Indemnified Person to repay such amounts if it is ultimately determined under applicable law that such Indemnified Person is not entitled to be indemnified.

(d) Parent shall cause the Surviving Company to put in place, and Parent shall fully prepay no later than immediately prior to the Closing, “tail” insurance policies with a claims reporting or discovery period of at least six years from the Effective Time placed with insurance companies having the same or better AM Best Financial rating as the Company’s current directors’ and officers’ liability insurance companies with terms and conditions providing retentions, limits and other material terms no less favorable than the current directors’ and officers’ liability insurance policies maintained by the Company with respect to matters, acts or omissions existing or occurring at or prior to the Effective Time; provided, however, that Parent may elect in its sole discretion, but shall not be required, to spend more than the amount set forth on Section 6.3 of the Company Disclosure Schedules (the “Cap Amount”) for the six years of coverage under such “tail” policy; provided, further, that if the cost of such insurance exceeds the Cap Amount, and Parent elects not to spend more than the Cap Amount for such purpose, then Parent shall purchase as much coverage as is reasonably available for the Cap Amount.

(e) If Parent or the Surviving Company (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, in each such case, proper provisions shall be made so that the successors and assigns of the Surviving Company, as the case may be, shall assume the obligations set forth in this Section 6.3. Parent and the Surviving Company shall not sell, transfer, distribute or otherwise dispose of any of their assets or the assets of any Subsidiary in a manner that would reasonably be expected to render Parent or Surviving Company unable to satisfy their obligations under this Section 6.3. The provisions of this Section 6.3 are intended to be for the benefit of, and shall be enforceable by, the parties and any Indemnified Persons, and their heirs and representatives.

Section 6.4 Stock Exchange Listing. Parent shall take all necessary action to cause the shares of Parent Common Stock to be issued in connection with the Mergers to be listed on the NYSE, subject to official notice of issuance.

Section 6.5 Employee Benefits.

(a) From and after the Effective Time, Parent shall cause the Surviving Company to honor in accordance with their terms all benefits and obligations under the Company Benefit Plans, each as in effect on the date of this Agreement (or as amended to the extent permitted by Section 5.1), to the extent that entitlements or rights, actual or contingent (whether such entitlements or rights are vested as of the Effective Time or become vested or payable only upon the occurrence of a further event) exist in respect thereof as of the Effective Time. The consummation of the Mergers shall constitute a “Change in Control” for purpose of any employee arrangement and all other Company Benefit Plans, pursuant to the terms of such plans in effect on the date of this Agreement. No provision of this Section 6.5(a) shall be construed as a limitation on the right of Parent to amend or terminate any Company Benefit Plans which the Company would otherwise have under the terms of such Company Benefit Plan, and no provision of this Section 6.5(a) shall be construed to create a right in any employee or beneficiary of such employee under a Company Benefit Plan that such employee or beneficiary would not otherwise have under the terms of such plan.

(b) For a period of one year following the Effective Time, Parent shall continue to provide to each individual who is employed by the Surviving Company or its Subsidiaries as of the Closing Date and who remains employed with Parent or any Subsidiary of Parent (“Affected Employees”), for so long as such Affected Employee remains employed by Parent or any Subsidiary of Parent, (i) an annual base salary or base wage rate that is no less than the annual base salary or base wage rate provided to the Affected Employee immediately prior to the Closing Date, (ii) cash incentive opportunities that are substantially comparable in the aggregate to those provided to such Affected Employee immediately prior to the Closing Date, and (iii) employee benefits that are substantially comparable in the aggregate to those provided to such Affected Employee immediately prior to the Closing Date. Notwithstanding Section 6.5(a), Parent shall, or shall cause the Surviving Company or another its Subsidiaries to, (i) honor the terms of the annual cash bonus program for 2026 as in effect at the Closing Date (the “2026 Bonus Program”) and (ii) determine the amount payable under the 2026 Bonus Program in a manner consistent with the Company’s past practices, except that, in each case, any bonus payable under the 2026 Bonus Program shall be prorated based on a fraction, the numerator of which is the number of days between January 1, 2026 and the Closing Date (including the Closing Date) and the denominator of which is 365.

(c) Parent shall, or shall cause the Surviving Company or another of its Subsidiaries to, give each Affected Employee full credit for purposes of eligibility, vesting and benefit accrual (other than benefit accruals under any defined benefit pension or post-employment or retiree health or welfare plan that, in each case, is not a Company Benefit Plan) under any employee benefit plans or arrangements maintained by Parent or any Subsidiary of Parent for such Affected Employees’ service with the Company or any Subsidiary to the same extent recognized by the Company or its applicable Subsidiary immediately prior to the Effective Time, except to the extent that such credit would result in a duplication of benefits or compensation for the same period of service.

(d) Parent shall, or shall cause the Surviving Company to, (i) waive all limitations as to preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the Affected Employees under any welfare benefit plans in which such employees may be eligible to participate after the Effective Time (the “Successor Welfare Plans”), other than limitations or waiting periods that are already in effect with respect to such employees and that have not, as of the date the Affected Employees become eligible for the Successor Welfare Plans, been satisfied under any welfare plan maintained for the Affected Employees immediately prior to the date of such eligibility, and (ii) for the year in which a Successor Welfare Plan that is a group health plan replaces any Company Benefit Plan that is a group health plan, provide each Affected Employee with credit under such Successor Welfare Plan for any co-payments and deductibles paid by the Affected Employee under the similar Company Benefit Plan prior to the date the Affected Employee becomes covered by such Successor Welfare Plan in satisfying any applicable deductible or out-of-pocket requirements under the Successor Welfare Plan.

(e) If requested by the Parent in writing delivered to the Company not less than ten Business Days prior to the Closing Date, the Company and each of its Subsidiaries shall adopt resolutions and take all such corporate action as is necessary to terminate each benefit plan intended to qualify pursuant to Section 401(k) of the Code that is maintained, sponsored or contributed to by the Company or any of its Subsidiaries (collectively, the “Company 401(k) Plans”), in each case, effective as of the day immediately prior to the Closing Date, and the Company shall provide Parent with evidence that such Company 401(k) Plans have been properly terminated, with the form of such termination documents subject to the reasonable approval of Parent. If any Company 401(k) Plan is terminated pursuant to Parent’s request, the applicable Affected Employees shall be eligible to participate in a benefit plan intended to qualify pursuant to Section 401(k) of the Code that is maintained by Parent or one of its Subsidiaries as soon as reasonably practicable following the Closing Date, and such Affected Employees shall be entitled to effect a direct rollover of any eligible rollover distributions (as defined in Section 402(c)(4) of the Code), including any outstanding loans, to such plan maintained by Parent or its Subsidiaries.

(f) Nothing contained in this Section 6.5, express or implied, shall (i) be construed to establish, amend or modify any benefit or compensation plan, program, agreement, contract, policy or arrangement, (ii) limit the ability of Parent, the Company or any of their respective Subsidiaries or affiliates to amend, modify or terminate any benefit or compensation plan, program, agreement, contract, policy or arrangement at any time assumed, established, sponsored or maintained by any of them, except as permitted by the terms of such plan, program, agreement, contract, policy or arrangement, (iii) create any third-party beneficiary rights or obligations in any person (including any employee) or any right to employment or service or continued employment or service or to a particular term or condition of employment or service with Parent or the Company or any of their respective Subsidiaries or affiliates or (iv) limit the right of Parent or the Company (or any of their respective Subsidiaries or affiliates) to terminate the employment or service of any employee or other service provider following the Closing at any time and for any or no reason.

(g) Upon Parent’s reasonable request from time to time, the Company shall, within a reasonable period of time following receipt of such request (but in no event more than five Business Days following receipt of such request), provide Parent with the then-most recent calculations and reasonable back-up information relating to Sections 280G and 4999 of the Code relating to the Transactions, including any non-compete valuations.

(h) Following the date of this Agreement, to the extent applicable, the Company shall provide Parent with a list of employees who would be affected by any facility closings or employee layoffs or reductions in force that would trigger the notice requirements under the WARN Act and that would occur between the date of this Agreement and the Closing Date.

ARTICLE VII

COVENANTS OF PARENT AND THE COMPANY

Section 7.1 Reasonable Best Efforts.

(a) Subject to Section 5.2 and Section 7.1(b), the Company and Parent shall each cooperate with the other and use (and shall cause their respective Subsidiaries and affiliates to use) their respective reasonable best efforts to promptly (i) take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable under this Agreement and applicable laws to consummate and make effective the Mergers and the other Transactions as soon as practicable, including preparing and filing promptly and fully all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents (including, for the avoidance of doubt, any filings, notifications, submissions or authorizations relating to export control and economic sanctions matters and any post-Closing notification to the U.S. Department of State under the ITAR in respect of changes to the Company’s ITAR registration) and (ii) obtain as soon as practicable all approvals, consents, registrations, permits, authorizations and other confirmations required to be obtained from any third party or Governmental Authority which are necessary, proper or advisable to consummate the Mergers and the other Transactions. The Company and Parent shall submit, or cause to be submitted, the notifications required under the HSR Act relating to the Mergers within 20 Business Days of the date of this Agreement. Prior to Closing, and subject to applicable laws relating to the exchange of information, the Company and Parent shall each keep the other reasonably apprised of the status of matters relating to the completion of the Mergers and work cooperatively in connection with obtaining all required approvals or consents of any Governmental Authority in connection with the Mergers. The Company and Parent shall have the right to review in advance, and each shall consult the other to provide any necessary information with respect to all filings made with, or written materials submitted to, any third party and/or any Governmental Authority in connection with the Mergers and the other Transactions (other than the notifications required under the HSR Act), and each shall consider in good faith all reasonable comments suggested by the other party or its counsel in connection therewith. The Company and Parent shall each promptly inform the other party, and if in writing, furnish the other party with copies (or, in the case of oral communications, advise the other party), of any material substantive communication received from any Governmental Authority regarding the Mergers and, subject to applicable laws, provide the other party and its counsel with the opportunity to participate in any meeting with any Governmental Authority in respect of any filing, investigation or other inquiry in connection with the transactions contemplated hereby; provided, that notwithstanding anything to the contrary in this Section 7.1, and subject to Parent’s obligations to consult with the Company, work collaboratively with the Company and consider the Company’s comments in good faith, Parent shall control the strategy for obtaining any necessary clearance, consents, approvals or waiting period expirations or terminations pursuant to any antitrust, competition or trade regulation law that may be asserted by any Governmental Authority with respect to the Mergers (collectively, “Antitrust Laws”) and shall lead and direct all submissions to and meetings, negotiations and communications with any Governmental Authority or other party in connection with matters with respect to any Antitrust Law, and shall do so in a manner reasonably designed to obtain any such clearance, consents, approvals or waiting period expirations or terminations as promptly as reasonably practicable and, in any event, prior to the End Date or the Extended End Date, as applicable. No party shall agree to “pull-and-refile” any filing made under the HSR Act or otherwise consent or agree to any timing agreement, extension or tolling of any waiting period or any other voluntary delay of the Merger or transactions contemplated hereby without the prior written consent of the other parties, which consent shall not be unreasonably withheld. If either Parent or the Company, or any of their respective affiliates, receives a request for additional information or documentary material from any Governmental Authority with respect to the Mergers, then such party shall use its reasonable best efforts to make, or cause to be made, promptly and after consultation with the other party, an appropriate response in substantial compliance with such request. Subject to applicable laws or any request made by any applicable Governmental Authority (including the staff thereof), the Company and Parent shall each furnish to each other copies of all material substantive correspondence, filings (other than the notifications required under the HSR Act) and written communications between it and any such Governmental Authority with respect to this Agreement and the Mergers, and furnish the other party with such necessary information and reasonable assistance as the other party may reasonably request in connection with its preparation of filings or submissions of information to any such Governmental Authority; provided, that materials provided pursuant to this Section 7.1(a) may be redacted (x) to remove references concerning the valuation of the Company, (y) as necessary to comply with applicable law or contractual obligations and (z) as necessary to address reasonable privilege or confidentiality concerns.

(b) Without limiting Section 7.1(a), Parent and the Company shall, as applicable: (i) each use its reasonable best efforts to avoid the entry of, or to have vacated or terminated, any judgment, injunction, order or decree that would prohibit, enjoin, restrain, prevent or delay the Closing, on or before the End Date or the Extended End Date, as applicable, including without limitation defending through litigation on the merits (including appeal) any claim asserted in any court by any Person; and (ii) each use its reasonable best efforts to avoid or eliminate each and every impediment that may arise or be asserted under any Antitrust Laws or any other applicable law so as to enable the Closing to occur on or before the End Date or the Extended End Date, as applicable, including by (x) proposing, negotiating, committing to and effecting, by consent decree, hold separate order, or otherwise, the sale, divestiture or disposition of such businesses, product lines or assets of the Company and its Subsidiaries (collectively, “Divestiture Remedies”) and (y) proposing, negotiating, committing to and effecting conduct or behavioral commitments or otherwise taking or committing to take actions that after the Closing Date would limit Parent or its Subsidiaries’ freedom of action or inaction with respect to product lines or assets of the Company and its Subsidiaries (“Behavioral Remedies”), in either case as may be required in order to avoid the entry of, or to effect the dissolution or termination of, any injunction, temporary restraining order, or other judgment, order or decree that would otherwise have the effect of preventing or materially delaying the Closing. Parent and, if requested by Parent, the Company shall agree to any such Divestiture Remedies or Behavioral Remedies; provided, however, that notwithstanding anything to the contrary in this Agreement, neither Parent nor the Company shall be required to (and the Company and the Company’s Subsidiaries shall not, without the prior written consent of Parent) take, commit or agree to (A) any Behavioral Remedy or Divestiture Remedy that is not expressly conditioned on the Closing, (B) any Behavioral Remedy or Divestiture Remedy that relates to the operations, activities or businesses of Parent or its Subsidiaries prior to the Closing or (C) any Divestiture Remedy that would reasonably be expected to have a material adverse effect on the Company and its Subsidiaries (measured as a whole). The Company shall not negotiate, commit to or effectuate any Divestiture Remedy, any Behavioral Remedy or any other sale, divestiture or disposal of businesses, product lines or assets of the Company or the Company’s Subsidiaries or any exclusive license of material Company IP, without Parent’s prior written consent; provided, that the foregoing shall not relieve any party of its obligations under this Agreement. For avoidance of doubt, no undertakings or actions pursuant to this Section 7.1(b) shall constitute a Company Material Adverse Effect or Parent Material Adverse Effect or entitle Parent to any reduction or offset to the Merger Consideration.

Section 7.2 Certain Filings. The Company and Parent shall cooperate with one another (a) in determining whether any action by or in respect of, or filing with, any Governmental Authority is required, or any actions, consents, approvals or waivers are required to be obtained from parties to any Material Contracts, in connection with the consummation of the Transactions and (b) in seeking any such actions, consents, approvals or waivers or making any such filings, furnishing information required in connection therewith or with the Company Proxy Statement or the Form S-4 and seeking timely to obtain any such actions, consents, approvals or waivers. Subject to Section 7.1(b), in no event shall Parent, the Merger Subsidiaries, the Company or any Subsidiary of the Company or Parent be required to pay, make or commit to pay or make (and without the prior written consent of Parent, none of the Company or any Subsidiary of the Company shall pay, make or commit to pay or make), any fee (other than required filing fees), penalty or other consideration or any other accommodation to any third party to obtain any consent, approval or waiver in connection with the Transactions under any Contract with such third party.

Section 7.3 Access to Information. From the date of this Agreement until the Effective Time, to the extent permitted by applicable law, the Company shall, during normal business hours and upon reasonable request, (a) give Parent and its employees, counsel, financial advisors, auditors and other authorized representatives reasonable access to the offices, properties, books and records of the Company and its Subsidiaries, (b) furnish to Parent and its employees, counsel, financial advisors, auditors and other authorized representatives such financial and operating data and other information as such Persons may reasonably request and (c) instruct its employees, counsel and financial advisors to reasonably cooperate with Parent in its investigation of the business of the Company, as the case may be; provided, that (i) such investigation shall not unreasonably disrupt the Company’s operations and (ii) Parent and its representatives shall not perform, or cause to be performed, any invasive or subsurface investigation of the properties and facilities of the Company or any of its Subsidiaries. Notwithstanding the foregoing, the Company shall not be required to provide any information which it reasonably believes (based on advice of outside legal counsel) it may not provide to Parent by reason of any applicable law or Contract or which constitutes information protected by attorney/client privilege. Each party shall use reasonable efforts to make reasonable and appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply. All information obtained by Parent pursuant to this Section 7.3 shall be kept confidential in accordance with, and shall otherwise be subject to the terms of the Confidentiality Agreement.

Section 7.4 Tax Matters.

(a) Neither Parent nor the Company shall, nor shall they permit their respective Subsidiaries to, take any action that would prevent or impede, or could reasonably be expected to prevent or impede, the Mergers from qualifying for the Intended Tax Treatment. After the Exchange Ratio is finally determined pursuant to the terms of this Agreement, the Parent and the Company shall reasonably cooperate to promptly determine whether the Threshold Percentage is at least 40% for U.S. federal income tax purposes and whether the Mergers constitute a reorganization pursuant to the Intended Tax Treatment. If the Threshold Percentage is at least 40%, each of Parent and the Company intend and agree to report the Mergers and other transactions contemplated by this Agreement for U.S. federal income tax purposes as qualifying for the Intended Tax Treatment unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code. Notwithstanding anything to the contrary in this Agreement, the parties hereto acknowledge that Parent shall not be required to make any payments in Parent Common Stock under this Agreement other than those payments specified in Section 1.4 and Section 1.5, and in the event that the Threshold Percentage is less than 40%, then none of the parties hereto shall be required to file any Tax Returns or take any position in accordance with the Intended Tax Treatment. Each of Parent and the Company further agree to notify the other party as promptly as practicable of any challenge to the Intended Tax Treatment by any Governmental Authority.

(b) The parties hereto each acknowledge and agree that for purposes of determining the value of the Parent Common Stock to be received by the Company’s stockholders pursuant to the Mergers for purposes of measuring continuity of interest under Treasury Regulations section 1.368-1(e)(2)(i) and Revenue Procedure 2018-12, 2018-6 IRB 349 (“Rev. Proc. 2018-12”): (i) the “Safe Harbor Valuation Method” shall be the “Average of the Daily Volume Weighted Average Prices” as described in Section 4.01(1) of Rev. Proc. 2018-12, (ii) the “Measuring Period” (within the meaning of Section 4.02 of Rev. Proc. 2018-12) shall be each of the ten consecutive trading days ending on and including the second to last trading day prior to the Closing Date, (iii) the “specified exchange” (within the meaning of Section 3.01(4) of Rev. Proc. 2018-12) shall be the NYSE and (iv) the “authoritative reporting source” (within the meaning of Section 3.01(4) of Rev. Proc. 2018-12) shall be Bloomberg L.P.

(c) This Agreement is intended to constitute, and the parties hereto adopt this Agreement as, a “plan of reorganization” within the meaning of Treasury Regulations sections 1.368-2(g) and 1.368-3(a) and for purposes of Sections 354 and 361 of the Code.

(d) To the extent requested or required by the SEC in connection with the preparation, filing and delivery of the Form S-4 or the Company Proxy Statement, the Company shall use reasonable best efforts to obtain from its tax advisor a tax opinion to the effect that the Mergers will qualify for the Intended Tax Treatment. The tax advisor to the Company shall be Foley & Lardner LLP or another tax advisor to the Company reasonably satisfactory to Parent (which the parties hereto agree shall include Paul, Weiss, Rifkind, Wharton & Garrison LLP). Each of Parent and the Company shall reasonably cooperate with the other and with their respective tax advisors (including by providing drafts and a reasonable opportunity to review and comment on opinions and disclosures relating to the Intended Tax Treatment), and shall use its commercially reasonable efforts in connection with the preparation and issuance of the tax opinion by the Company’s tax advisor in connection with the preparation, filing and delivery of the Form S-4 or the Company Proxy Statement. The tax opinion shall be subject to customary assumptions and limitations, and in reliance on the applicable officer’s certificates and other deliverables, to the effect that the Mergers will qualify for the Intended Tax Treatment. Each of Parent and the Company hereto shall use its reasonable best efforts not to, and not permit any of its affiliates to, take or cause to be taken any action that would cause to be untrue (or fail to take or cause not to be taken any action which inaction would cause to be untrue) any of the representations and covenants made to their respective tax advisors in connection with the tax opinion. In connection therewith, each of Parent and the Company shall deliver to the relevant tax advisor: (A) a duly authorized and executed officer’s certificate, dated as of such date as may be reasonably requested by such tax advisor, containing such representations such party is able to make as shall be reasonably necessary or appropriate to enable such tax advisor to render any such opinion or other written advice, and (B) such other information as reasonably requested by such tax advisor for purposes of rendering any such opinion or other written advice.

(e) Notwithstanding anything to the contrary, each party acknowledges and agrees that its obligations to effect the Transactions are not subject to any condition or contingency with respect to the Mergers qualifying for the Intended Tax Treatment.

(f) After the date of this Agreement and prior to the Closing Date, each of Parent and the Company shall reasonably cooperate with the other in good faith, and the Company and its Subsidiaries shall provide all information reasonably requested by Parent, in each case with respect to Tax matters relevant to integrating Parent and the Company’s respective Subsidiaries and operations.

Section 7.5 Public Announcements. Parent and the Company shall consult with each other before issuing any press release or making any public statement with respect to this Agreement or the Transactions and shall not issue any such press release or make any such public statement without the prior written consent of the other party, which consent shall not be unreasonably withheld. Notwithstanding the foregoing, (a) any press release or public statement as may be required by applicable law or any listing agreement with any national securities exchange may be issued prior to such consultation, if the party making the release or statement has used its reasonable best efforts to consult with the other party in relation thereto, (b) a party may, without such consultation, issue a press release or make a public statement that is consistent with prior press releases issued or public statements made in compliance with this Section 7.5 or any communication plan or strategy previously agreed to by Parent and the Company and (c) Parent may, without such consultation, make any truthful public statement in response to questions from the press, analysts, investors or those attending industry conferences. For the avoidance of doubt, nothing in this Section 7.5 shall prevent Parent or the Company from issuing any press release or making any public statement in the ordinary course that does not relate specifically to this Agreement or the Transactions.

Section 7.6 Further Assurances. At and after the Effective Time, the officers and directors of the Surviving Company shall be authorized to execute and deliver, in the name and on behalf of the Company or the Merger Subsidiaries, any deeds, bills of sale, assignments or assurances and to take any other actions and do any other things, in the name and on behalf of the Company or the Merger Subsidiaries, as may be reasonably necessary to vest, perfect or confirm of record or otherwise in the Surviving Company any and all right, title and interest in, to and under any of the rights, properties or assets of the Company acquired or to be acquired by the Surviving Company as a result of, or in connection with, the Mergers.

Section 7.7 Notices of Certain Events.

(a) Each of the Company and Parent shall promptly notify the other party of:

(i) any written notice or other written communication received from any Person alleging that the consent of such Person is or may be required in connection with the Transactions;

(ii) any notice or other material substantive communication received from any Governmental Authority in connection with the Transactions; and

(iii) any actions, suits, claims, investigations or proceedings (A) commenced or (B) to the best of its knowledge, threatened against, relating to or involving or otherwise affecting such party or any of its Subsidiaries which relate to the consummation of the Transactions;

provided, however, that no such notification (and no other notification required to be given under any other Section of this Agreement) shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement.

Section 7.8 Section 16(b). Each of Parent and the Company shall take all such steps as may be reasonably necessary to cause the Transactions and any other dispositions of equity securities of the Company (including derivative securities) or acquisitions of equity securities of Parent (including derivative securities) in connection with this Agreement by each individual who (a) is a director or officer of the Company or (b) at the Effective Time will become a director or officer of Parent, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 7.9 Transaction Litigation. The Company shall promptly notify Parent of any stockholder demands, litigations, arbitrations or other similar actions (including derivative claims) commenced against their respective directors or officers relating to this Agreement or any of the Transactions (collectively, the “Transaction Litigation”) and shall keep Parent reasonably informed regarding any developments in any Transaction Litigation. The Company shall cooperate with Parent in the defense or settlement of any Transaction Litigation and shall in good faith consult with Parent on a regular basis regarding the defense or settlement of such Transaction Litigation and the Company shall give Parent’s advice with respect to such Transaction Litigation reasonable consideration. None of the Company, or any of its respective Subsidiaries shall settle or offer to settle any Transaction Litigation without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed).

ARTICLE VIII

CONDITIONS TO THE MERGER

Section 8.1 Conditions to the Obligations of Each Party. The obligations of each of the Company, Parent and the Merger Subsidiaries to consummate the Mergers are subject to the satisfaction (or, to the extent permitted by law, waiver) of the following conditions:

(a) this Agreement shall have been adopted by the stockholders of the Company in accordance with the DGCL;

(b) any applicable waiting period (and any extensions thereof, including any agreements or commitments with any Governmental Authority regarding the timing of consummating the Mergers) under the HSR Act relating to the Mergers shall have expired or been terminated;

(c) no provision of any applicable law or regulation enacted or deemed applicable to the Mergers by a Governmental Authority shall make consummation of the Mergers illegal and no judgment, injunction, order or decree shall prohibit or enjoin the consummation of the Mergers;

(d) the Form S-4 shall have been declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall be in effect and no proceedings for such purpose shall be pending before or threatened by the SEC; and

(e) the shares of Parent Common Stock to be issued in the Mergers shall have been approved for listing on the NYSE, subject to official notice of issuance.

Section 8.2 Additional Conditions to the Obligations of Parent and the Merger Subsidiaries. The obligations of Parent and the Merger Subsidiaries to consummate the Mergers are subject to the satisfaction (or, to the extent permitted by law, waiver) of the following further conditions:

(a)

(i) The Company shall have performed in all material respects all of its obligations hereunder required to be performed by it as of or prior to the Closing Date, and

(ii) (A) the representations and warranties of the Company set forth in Section 3.11(b) shall be true and correct in all respects at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date, (B) the representations and warranties of the Company set forth in Sections 3.1, 3.2, 3.5(a), and 3.26 shall be true and correct at and as of the Closing Date as though made at and as of the Closing Date except for De Minimis Inaccuracies and (C) the representations and warranties of the Company set forth in this Agreement (other than those described in the preceding clauses (A)-(B)) shall be true and correct at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date, except for where the failure to be so true and correct

(disregarding all qualifications or limitations as to “material”, “materiality” or “Company Material Adverse Effect”) would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect; provided, however, that, with respect to clauses (A), (B) and (C) above, representations and warranties that are made as of a particular date or period shall be true and correct (in the manner set forth in clause (A), (B) or (C) as applicable) only as of such date or period.

(b) Since the date of this Agreement, there shall not have occurred and be continuing a Company Material Adverse Effect.

(c) Parent shall have received a certificate of the Company, executed on its behalf by an authorized officer of the Company, dated the Closing Date, certifying that the conditions set forth in Section 8.2(a)(i) and Section 8.2(a)(ii) have been satisfied.

Section 8.3 Additional Conditions to the Obligations of the Company. The obligation of the Company to consummate the Mergers is subject to the satisfaction (or, to the extent permitted by law, waiver) of the following further conditions:

(a)

(i) Parent shall have performed in all material respects all of its obligations hereunder required to be performed by it as of or prior to the Closing Date and

(ii) (A) the representations and warranties of Parent and the Merger Subsidiaries set forth in Section 4.10 shall be true and correct in all material respects at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date, and (B) the representations and warranties of Parent and the Merger Subsidiaries set forth in this Agreement (other than those described in the preceding clause (A)) shall be true and correct at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date, except for where the failure to be so true and correct (disregarding all qualifications or limitations as to “material”, “materiality” or “Parent Material Adverse Effect”) would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect; provided, however, that, with respect to clauses (A) and (B) above, representations and warranties that are made as of a particular date or period shall be true and correct (in the manner set forth in clause (A) or (B) as applicable) only as of such date or period.

(b) Since the date of this Agreement, there shall not have occurred and be continuing a Parent Material Adverse Effect.

(c) The Company shall have received a certificate of Parent, executed on its behalf by an authorized officer of Parent, dated the Closing Date, certifying that the conditions set forth in Section 8.3(a)(i) and Section 8.3(a)(ii) have been satisfied.

Section 8.4 Frustration of Closing Conditions. None of the parties may rely, either as a basis for not consummating the Mergers or for terminating this Agreement, on the failure of any condition set forth in Section 8.1, 8.2 or 8.3, as the case may be, to be satisfied if such failure was caused by such party’s breach in any material respect of any provision of this Agreement.

ARTICLE IX

TERMINATION

Section 9.1 Termination. This Agreement may be terminated and the Mergers may be abandoned at any time prior to the Effective Time (notwithstanding the obtaining of the Company Stockholder Approval):

(a) by mutual written consent of the Company and Parent;

(b) by either the Company or Parent:

(i) if the Mergers have not been consummated by the twelve-month anniversary of the date of this Agreement (the “End Date”); provided, that (A) if on such date, the conditions to the Closing set forth in Section 8.1(b) or Section 8.1(c) (where the failure of such condition set forth in Section 8.1(c) to be satisfied is a result of any law, regulation, judgment, injunction, order or decree arising under any Antitrust Law) shall not have been satisfied, but all other conditions to the Closing set forth in Article VIII shall have been satisfied or validly waived (except for those conditions that by their terms must be satisfied at the Closing; provided, that such conditions are capable of being satisfied at the Closing), then the End Date shall be automatically extended for a period of 90 days and (B) if on such date as extended pursuant to the foregoing clause (A), the conditions to the Closing set forth in Section 8.1(b) or Section 8.1(c) (where the failure of such condition set forth in Section 8.1(c) to be satisfied is a result of any law, regulation, judgment, injunction, order or decree arising under any Antitrust Law) shall not have been satisfied, but all other conditions to the Closing set forth in Article VIII shall have been satisfied or validly waived (except for those conditions that by their terms must be satisfied at the Closing; provided, that such conditions are capable of being satisfied at the Closing), then the End Date shall be automatically extended for an additional period of 90 days (the End Date, as it may be extended under this Section 9.1(b)(i), the “Extended End Date”); provided, however, that the right to terminate this Agreement under this Section 9.1(b)(i) shall not be available to any party whose failure to fulfill any obligation under this Agreement has principally caused or resulted in the failure of the Effective Time to occur on or before the End Date or the Extended End Date, as applicable; or

(ii) if the Company Stockholder Approval shall not have been obtained by reason of the failure to obtain the required vote at a duly held meeting of stockholders or any adjournment thereof;

(c) by either the Company or Parent, if there shall be any law or regulation that makes consummation of the Mergers illegal or otherwise prohibited which is enacted or enforced by a Governmental Authority or if any judgment, injunction, order or decree enjoining or otherwise prohibiting Parent or the Company from consummating the Mergers is entered by a Governmental Authority and such judgment, injunction, order or decree shall become final and nonappealable; provided, that the right to terminate this Agreement under this Section 9.1(c) shall not be available to any party whose failure to fulfill any obligation under Section 7.1 has principally caused or resulted in the imposition of such legal restraint or the failure of such legal restraint to be resisted, resolved or lifted;

(d) by Parent, prior to receipt of the Company Stockholder Approval, if there shall have been a Change in the Company Recommendation, whether or not permitted by the terms hereof (or the Board of Directors of the Company or any committee thereof shall resolve to effect a Change in the Company Recommendation);

(e) by either Parent or the Company, if there shall have been a breach by the other of any of its representations, warranties, covenants or agreements contained in this Agreement, which breach would result in the failure to satisfy one or more of the conditions set forth in Section 8.2(a) (in the case of a breach by the Company) or Section 8.3(a) (in the case of a breach by Parent), and in any such case such breach shall be incapable of being cured or, if capable of being cured, shall not have been cured within 30 days after written notice thereof shall have been received by the party alleged to be in breach; or

(f) by the Company, at any time prior to receipt of the Company Stockholder Approval in order to enter into a definitive written agreement providing for a Superior Proposal; provided, that (i) the Company has received a Superior Proposal after the date of this Agreement that did not result from a breach of Section 5.2 or Section 5.3, (ii) the Company has complied with Section 5.3(b)(i) with respect to such Superior Proposal, (iii) concurrently with, and as a condition to, any such termination the Company pays or causes to be paid to Parent (or its designee) the Termination Fee pursuant to Section 10.5 and (iv) the Board of Directors of the Company has authorized the Company to enter into, and the Company concurrently enters into, a definitive written agreement providing for such Superior Proposal (it being agreed that the Company may enter into such definitive written agreement concurrently with any such termination).

The party desiring to terminate this Agreement pursuant to clause (b), (c), (d), (e) or (f) of this Section 9.1 shall give written notice of such termination to the other party in accordance with Section 10.1, specifying the provision hereof pursuant to which such termination is effected.

Section 9.2 Effect of Termination. If this Agreement is terminated pursuant to Section 9.1, this Agreement shall become void and of no effect with no liability on the part of any party hereto, except that (a) the agreements contained in this Section 9.2, in Section 10.4, Section 10.5 and Section 10.6, and in the Confidentiality Agreement shall survive the termination hereof and (b) no such termination shall relieve any party of any liability or damages resulting from any material and intentional breach by that party of this Agreement.

ARTICLE X

MISCELLANEOUS

Section 10.1 Notices. All notices or other communications required or permitted to be given hereunder shall be in writing and shall be delivered by hand or sent by email or sent, postage prepaid, by registered, certified or express mail or reputable overnight courier service and shall be deemed given when so delivered by hand or, if mailed, three days after mailing (one Business Day in the case of express mail or overnight courier service) or, if emailed, on the date transmitted (provided, that no “bounce back” or similar message of non-delivery is received with respect thereto), as follows (or at such other address for a party as shall be specified by notice given in accordance with this Section 10.1):

if to Parent or the Merger Subsidiaries, to:

IonQ, Inc.

4505 Campus Drive, Inc.

College Park, MD 20740

Attention: Paul T. Dacier

Email: [***]

with a copy to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, NY 10019

Attention: Rob Kindler; Chelsea N. Darnell

Email: [***]; [***]

if to the Company, to:

SkyWater Technology, Inc.

2401 East 86th Street

Bloomington, MN 55425

Attention: Chris Hilberg

Email: [***]

with a copy to:

Foley & Lardner LLP

777 East Wisconsin Avenue

Milwaukee, WI 53202

Attention: John K. Wilson; Mark T. Plichta

Email: [***]; [***]

Section 10.2 Non-Survival of Representations and Warranties. The representations and warranties contained herein and in any certificate or other writing delivered pursuant hereto shall not survive the Effective Time or any termination of this Agreement.

Section 10.3 Amendments; No Waivers.

(a) Any provision of this Agreement (including the Exhibits and Schedules hereto) may be amended or waived prior to the Effective Time if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the Company, Parent and the Merger Subsidiaries, or in the case of a waiver, by the party against whom the waiver is to be effective; provided, that after the adoption of this Agreement by the stockholders of the Company, there shall be no amendment or waiver of this Agreement which would by law require further approval by the stockholders of the Company without such approval of such stockholders.

(b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

Section 10.4 Expenses. Except as otherwise specified in Section 10.5 or as otherwise agreed to in writing by the parties, all costs and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such cost or expense, except that those expenses incurred in connection with printing, mailing and filing the Form S-4, all filing fees paid in respect of the filings under the HSR Act or other Antitrust Laws in connection with the Transactions and all reasonable and documented fees, costs and expenses incurred in connection with any cooperation provided or action taken pursuant to Section 5.8 or in connection with any financing to be obtained by Parent relating to the repayment or refinancing of any outstanding indebtedness of the Company shall in each case be borne by Parent.

Section 10.5 Company Termination Fee. Notwithstanding any provision in this Agreement to the contrary, if:

(a) Parent shall terminate this Agreement pursuant to Section 9.1(d);

(b) (i) this Agreement is terminated by the Company or Parent pursuant to Section 9.1(b)(ii), (ii) this Agreement is terminated by the Company or Parent pursuant to Section 9.1(b)(i) and the Company Stockholder Approval shall not theretofore have been obtained or (iii) this Agreement is terminated by Parent pursuant to Section 9.1(e) and the Company Stockholder Approval shall not theretofore have been obtained, and in each case of clauses (i), (ii) and (iii), after the date of this Agreement but on or before the date of any such termination an Acquisition Proposal shall have been made and become publicly known, whether or not publicly withdrawn, (x) prior to the Company Stockholder Meeting (in the case of a termination contemplated by clause (b)(i)) or (y) prior to the date of such termination (in the case of a termination contemplated by clause (b)(ii) or (b)(iii)); or

(c) the Company shall terminate this Agreement pursuant to Section 9.1(f);

then in any case as described in clause (a), (b) or (c) the Company shall pay (or cause to be paid) to Parent (by wire transfer of immediately available funds), (x) in the cases described in clause (a) and (c), $51,573,958.07 (the “Termination Fee”) not later than the date of termination of this Agreement and (y) in the case described in clause (b), the Company shall pay (or cause to be paid) an amount equal to the Termination Fee not later than the earlier of the date an Acquisition Proposal is consummated or a definitive agreement is entered into by the Company providing for any Acquisition Proposal, as long as, in either case, such Acquisition Proposal is consummated or such definitive agreement is executed within 12 months after the date of termination of this

Agreement; provided, however, that for the purpose of this clause (y), all references in the definition of Acquisition Proposal to 20% shall instead refer to 50%. The agreements contained in this Section 10.5 are an integral part of the Transactions, without which Parent would not enter into this Agreement. Accordingly, if the Company fails to pay timely any amount due pursuant to this Section 10.5 and, in order to obtain such payment, Parent commences a suit which results in a judgment against the Company for the amount payable to Parent pursuant to this Section 10.5, the Company shall pay to Parent its reasonable costs and expenses (including attorneys’ fees and expenses) in connection with such suit, together with interest on the amount so payable at the rate on six-month United States Treasury obligations (as of the date such payment was required to be made pursuant to this Agreement) plus three percent.

Section 10.6 Equity Investment.

(a) No later than 10 Business Days following an Antitrust Termination, Parent (or a Subsidiary of Parent) will purchase from the Company, and the Company will issue and sell to Parent (or such Subsidiary), the Investment Shares free and clear of all Liens (other than restrictions under applicable securities laws) for an aggregate purchase price of $100,000,000 payable by wire transfer of immediately available funds to an account specified in writing by the Company no later than two Business Days following such Antitrust Termination (the “Equity Investment”), and the Company shall deliver evidence satisfactory to Parent of such issuance.

(b) From and after any Antitrust Termination, the Company’s right to cause Parent or any of its affiliates to consummate the Equity Investment shall be the sole and exclusive remedy of the Company against Parent, the Merger Subsidiaries, their respective Subsidiaries, and their respective directors, officers, employees and affiliates for any losses or damages suffered as a result of the failure of the Closing to occur due to the failure of the conditions in Section 8.1(b) and Section 8.1(c) (to the extent arising under Antitrust Laws) to be satisfied on or before the End Date (as it may be extended), and in no event shall Parent, the Merger Subsidiaries or any of their affiliates have any liability to the Company or any of its affiliates following the consummation of the Equity Investment.

(c) With respect to the Investment Shares, the Company shall:

(i) use its reasonable best efforts to promptly cause the Investment Shares to be approved for listing on Nasdaq, subject to official notice of issuance.

(ii) with a view to making available to Parent the benefits of Rule 144 and any other rules or regulations of the SEC that may permit resale without registration, use its reasonable best efforts to: (a) file in a timely manner all reports and other documents required to be filed by it under the Securities Act, the Exchange Act and the rules and regulations thereunder; (b) if it is not required to file such reports, make available at all times the information necessary to permit Parent to rely on Rule 144; and (c) take such further action as Parent may reasonably request, all to the extent required from time to time to enable Parent to sell Investment Shares without registration under the Securities Act within the limitations of the exemptions provided by Rule 144 or any other applicable SEC rules or regulations, each as may be amended from time to time.

(iii) to the extent any Investment Share held by Parent bears a restricted legend, in connection with any sale of Investment Shares pursuant to Rule 144, cause a customary opinion of counsel to be delivered to the transfer agent with respect to the removal of such restricted legend within three (3) Business Days of request and, beginning six (6) months after the Equity Investment Closing, use commercially reasonable efforts to cause its transfer agent to remove the restricted legend from all Investment Shares held by Parent.

(iv) bear all reasonable costs and expenses incurred in connection with the removal of restrictive legends on the Investment Shares (including any transfer agent fees and the costs of any issuer counsel opinions), provided that Parent shall be responsible for any selling expenses (including commissions, discounts, brokerage, underwriting, dealer-manager or similar fees), stock transfer taxes, and the fees and disbursements of Parent’s legal counsel, financial advisors, accountants or other professional advisors.

(d) Following the consummation of the Equity Investment until the earlier of (1) the second anniversary of the consummation of the Equity Investment and (2) such time as Parent no longer owns any Investment Shares (the “Standstill Period”), neither Parent nor its controlled affiliates or representatives acting on Parent’s behalf, nor any other person acting on behalf of or in concert with Parent or any of its controlled affiliates, shall, in any manner, directly or indirectly:

(i) effect or seek, offer or propose (whether publicly or otherwise) to effect, or participate in or knowingly facilitate or encourage any other Person to effect or seek, offer or propose (whether publicly or otherwise) to effect or participate in: (A) any acquisition of any securities (or beneficial ownership thereof as defined in Rule 13d-3 under the Exchange Act), or rights or options to acquire any securities (or beneficial ownership thereof) of the Company or its Subsidiaries, or assets constituting a significant portion of the consolidated assets of the Company or its Subsidiaries, or any indebtedness or businesses of the Company or its Subsidiaries; (B) any tender offer or exchange offer, merger or other business combination involving the Company or any of its Subsidiaries or assets of the Company or any of its Subsidiaries constituting a significant portion of the consolidated assets of the Company or any of its Subsidiaries; (C) any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to the Company or any of its Subsidiaries; or (D) any “solicitation” of “proxies” (as such terms are used in the proxy rules of the Securities and Exchange Commission) to vote any voting securities of the Company or any of its Subsidiaries;

(ii) form, join or in any way communicate or associate with any securityholders or participate in a “group” (as defined under the Exchange Act) with respect to the Company or any of its Subsidiaries or any voting securities of the Company or any of its Subsidiaries;

(iii) otherwise act, alone or in concert with others, (x) to seek representation on or to control, change, advise or influence the management, board of directors or policies of the Company or any of its Subsidiaries, (y) to obtain representation on the board of directors of the Company or any of its Subsidiaries or (z) to propose any matter to be voted upon by the security holders of the Company or any of its Subsidiaries;

(iv) publicly disclose or direct any person to publicly disclose, any intention, plan or arrangement inconsistent with the foregoing; or

(v) advise, assist, direct or intentionally encourage any person to advise, assist or intentionally encourage any other persons to do or attempt to do any of the foregoing.

Notwithstanding anything in this Section 10.6 to the contrary, (x) nothing herein shall prohibit Parent from making any confidential offers or proposals to the Company (provided, that, in each case, such communications are in a manner that would not reasonably be expected to require either party to make public disclosure under applicable law or regulation); and (y) the restrictions set forth in this Section 10.6(d) shall not apply to an indirect acquisition of securities of the Company through investment in any independent mutual fund or other similar investment vehicle, or through any broad based, publicly-traded basket or index of securities, in each case, so long as such investment or acquisition is not made at Parent’s direction, or the direction of Parent’s representatives; and (z) the Standstill Period shall terminate if (i) the Company enters into a definitive agreement with respect to a transaction or series of related transactions involving all or a majority of (A) the voting securities of the Company or (B) the consolidated assets of the Company (in each case, whether by merger, consolidation, acquisition, issuance, business combination, joint venture, tender or exchange offer, recapitalization, restructuring, sale, equity issuance or otherwise) or (ii) any third party commences (or publicly announces an intention to commence) a tender offer or exchange offer for all or a majority of the Company’s outstanding voting securities and the Company or its Board of Directors either recommends or accepts such offer or fails to recommend that its stockholders reject such offer within 10 business days from the date of such commencement or announcement. For the avoidance of doubt, nothing in this Section 10.6 shall in any way restrict Parent from voting any of the Investment Shares in its sole discretion.

Section 10.7 Successors and Assigns. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns; provided, that no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of the other parties hereto except that any Merger Subsidiary may transfer or assign, in whole or from time to time in part, to one or more of its affiliates, its rights under this Agreement, but any such transfer or assignment will not relieve such Merger Subsidiary of its obligations hereunder.

Section 10.8 Governing Law. This Agreement shall be construed in accordance with and governed by the law of the State of Delaware, without regard to principles of conflicts of law.

Section 10.9 Enforcement; Jurisdiction. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, for which monetary damages would not be an adequate remedy, and accordingly, each party agrees that the other party shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which the parties are entitled at law or in equity. Any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby or thereby may only be brought in the Court of Chancery of the State of Delaware (or, only if such court declines to accept jurisdiction over a particular matter, then in the United States District Court for the District of Delaware or, if jurisdiction is not then available in the United States District Court for the District of Delaware (but only in such event), then in any court sitting of the State of Delaware in New Castle County) and any appellate court from any of such courts (in any case, the “Delaware Court”), and each of the parties hereby irrevocably consents to the exclusive jurisdiction of the applicable Delaware Court in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding which is brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of the applicable Delaware Court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 10.1 shall be deemed effective service of process on such party when deemed given pursuant to Section 10.1; provided, that nothing herein shall affect the right of any party to serve process in any other manner permitted by applicable law.

Section 10.10 Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS.

Section 10.11 Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. Electronic signatures (including those received as a .pdf attachment to electronic mail) shall be treated as original signatures for all purposes of this Agreement. This Agreement shall become effective when each party hereto shall have received counterparts hereof signed by all of the other parties hereto.

Section 10.12 Entire Agreement. This Agreement (including the Exhibits and Schedules hereto), the Voting Agreement and the Confidentiality Agreement constitute the entire agreement between the parties with respect to the subject matter of this Agreement and supersede all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter hereof and thereof. Notwithstanding the foregoing or any other provision of this Agreement to the contrary, the Company Disclosure Schedules and Parent Disclosure Schedules are “facts ascertainable” as that term is used in Section 251(b) of the DGCL, and do not form part of this Agreement but instead operate upon the terms of this Agreement as provided herein. Except for the provisions of (a) Articles II and III (including, for the avoidance of doubt, the rights of the former holders of Company Common Stock to receive the Merger Consideration), and (b) Section 6.3 (which from and after the Effective Time are intended for the benefit of, and shall be enforceable by, the Persons referred to therein and by their respective heirs and representatives), no provision of this Agreement or any other agreement contemplated hereby is intended to confer on any Person other than the parties hereto any rights or remedies.

Section 10.13 Captions. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof.

Section 10.14 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

Section 10.15 Interpretation. Unless the context otherwise requires, words describing the singular number shall include the plural and vice versa, words denoting any gender shall include all genders, and words denoting natural persons shall include corporations, limited liability companies and partnerships and vice versa. When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference shall be to an Article, Section, Exhibit or Schedule, as applicable, of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “hereto,” “hereby,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The words “the date hereof,” “the date of this Agreement” and words of similar import mean the day and year first set forth above in the preamble to this Agreement. Unless the context otherwise requires, the terms “neither,” “nor,” “any,” “either” and “or” are not exclusive. The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase does not mean simply “if.” When used in this Agreement, “knowledge” means, (a) with respect to the Company, the actual knowledge of the officers and employees of the Company set forth on Section 10.14 of the Company Disclosure Schedules, and (b) with respect to Parent, the actual knowledge of the officers and employees of Parent set forth on Section 10.14 of the Parent Disclosure Schedules. When used in this Agreement, “law” shall mean any and all domestic (federal, state or local) or foreign laws (including principles of common law), rules, statutes, directives, constitutional provision, treaties, ordinances, mandates, codes, regulations, orders, judgments, rulings or decrees or other similar legally binding requirements issued, enacted, adopted, promulgated, implemented or applied by or under the authority of any Governmental Authority. References to “days” shall mean “calendar days” unless expressly stated otherwise. With respect to any Match Period in Section 5.3, the Match Period shall end at 11:59 P.M. New York City time on the last Business Day of such Match Period. Any action required or permitted by this Agreement to be taken on or prior to a specific date shall, if such date is not a Business Day, be instead required or permitted to be taken on the next succeeding Business Day. References to “from” or “through” any date mean, unless otherwise specified, from and including or through and including such date, respectively. Any reference in this Agreement to a date or time shall be deemed to be such date or time in the City of New York, New York, U.S.A., unless otherwise specified. Except with respect to any disclosure in the Company Disclosure Schedules or Parent Disclosure Schedules, any contract, instrument or law referred to herein means such contract, instrument or law as from time to time amended, modified or supplemented. References to any statute shall be deemed to refer to such statute and any rules or regulations promulgated thereunder. References to a person are also to its permitted successors and assigns. The words “provided to”, “delivered” or “made available” and words of similar import refer to documents which were delivered in person or electronically to the other party or its representatives prior to the execution of this Agreement or, on or prior to the calendar day immediately preceding the date of this Agreement, posted to the data site maintained by the disclosing party or its representatives in connection with the transactions contemplated hereby (provided, that, in the case of delivery by such data site, the other party had access to such documents in such data site and such documents were not removed from such data site prior to the execution hereof) and, for the avoidance of doubt, includes any documents filed or furnished by the disclosing party or its Subsidiaries with the SEC and publicly available on the SEC’s Electronic Data Gathering and Retrieval system as an exhibit after December 31, 2022 and prior to the date that was three calendar days prior to the execution of this Agreement. Each of the parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

IONQ, INC.

By:	/s/ Niccolo M. De Masi
Name:	Niccolo M. De Masi
Title:	President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

IRIS MERGER SUBSIDIARY 1 INC.

By:	/s/ Tyler Rosenbaum
Name:	Tyler Rosenbaum
Title:	President

IRIS MERGER SUBSIDIARY 2 LLC

By:	/s/ Tyler Rosenbaum
Name:	Tyler Rosenbaum
Title:	President

[Signature Page to Agreement and Plan of Merger]

SKYWATER TECHNOLOGY, INC.

By:	/s/ Thomas Sonderman
Name:	Thomas Sonderman
Title:	Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

ANNEX A

CERTAIN DEFINED TERMS

“Acquisition Proposal” means any bona fide written offer or proposal for, or any bona fide written indication of interest in, any (i) direct or indirect acquisition or purchase of any business or assets of the Company or any of its Subsidiaries that, individually or in the aggregate, constitutes 20% or more of the assets, net revenues, net income or EBITDA of the Company and its Subsidiaries, taken as a whole, (ii) direct or indirect acquisition or purchase of 20% or more of any class of equity securities of the Company or any of its Subsidiaries whose business constitutes 20% or more of the assets, net revenues, net income or EBITDA of the Company and its Subsidiaries, taken as a whole, (iii) tender offer or exchange offer that, if consummated, would result in any Person beneficially owning 20% or more of any class of equity securities of the Company or any of its Subsidiaries whose business constitutes 20% or more of the assets, net revenues, net income or EBITDA of the Company and its Subsidiaries, taken as a whole, or (iv) merger, consolidation, business combination, joint venture, partnership, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its Subsidiaries whose business constitutes 20% or more of the assets, net revenue, net income or EBITDA of the Company and its Subsidiaries, taken as a whole, other than the transactions contemplated by this Agreement; and

“AI Inputs” means any and all data, content or materials of any nature (including text, numbers, images, photos, graphics, video, audio or computer code) used to train, validate, test, improve or deploy any AI Technology.

“AI Technology” means any and all machine learning, deep learning and other artificial intelligence technologies, including statistical learning algorithms, models (including large language models), neural networks and other artificial intelligence tools or methodologies, all software implementations of any of the foregoing and related hardware or equipment.

“Anti-Corruption Laws” means any applicable law for the prevention or punishment of public or commercial corruption or bribery, including the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act 2010 and any other applicable anti-corruption or anti-bribery law of any other applicable jurisdiction.

“Anti-Discrimination Laws” means all applicable foreign, federal, state and local laws, rules and regulations respecting employment, employment practices, labor, occupational safety and health, and wages and hours, including Section 8 of the National Labor Relations Act and all civil rights and anti-discrimination laws, rules and regulations.

“Antitrust Termination” means a termination of this Agreement (i) by either the Company or Parent pursuant to Section 9.1(b)(i) after the End Date (as such End Date may be extended in accordance with Section 9.1(b)(i)) at a time when the condition set forth in Section 8.1(b) or the condition set forth in Section 8.1(c) (to the extent the failure of such condition arises under Antitrust Laws) has not been satisfied, and (A) all other conditions set forth in Article VIII (other than Section 8.1(e) and other than those conditions that by their terms are to be satisfied at the Closing) have been satisfied or waived or are capable of being satisfied at the

Closing and (B) the Company is not then in material breach of this Agreement, or (ii) by either the Company or Parent pursuant to Section 9.1(c) as a result of any final, nonappealable judgment, injunction, order or decree under any Antitrust Law that prohibits the consummation of the Mergers at a time when (A) all other conditions set forth in Article VIII (other than Section 8.1(e) and other than those conditions that by their terms are to be satisfied at the Closing) have been satisfied or waived or are capable of being satisfied at the Closing and (B) the Company is not then in material breach of this Agreement and such final, nonappealable judgment, injunction, order or decree shall not have been principally caused by the Company’s failure to fulfill any obligation under Section 7.1.

“Business Day” means any day other than (i) a Saturday or a Sunday, (ii) a day on which commercial banks in New York City or the Secretary of State of the State of Delaware are authorized or required by law to be closed or (iii) any day on which the SEC’s Electronic Data Gathering and Retrieval system is not open to accept filings.

“Ceiling Price” means $60.13.

“Closing Date” means the date on which the Closing occurs.

“Code” means the Internal Revenue Code of 1986.

“Company Balance Sheet Date” means September 28, 2025.

“Company Balance Sheet” means the consolidated balance sheet of the Company, as of the Company Balance Sheet Date, set forth in the Company 10-Q.

“Company Capital Stock” means the Company Common Stock and the Company Preferred Stock.

“Company Common Stock” means the common stock, par value $0.01 per share, of the Company.

“Company Data” means all data and information, including Personal Data, Processed by or for the Company or any of its Subsidiaries.

“Company Disclosure Schedules” means the disclosure schedules delivered by the Company to Parent simultaneously with the execution of this Agreement.

“Company Intellectual Property Rights” means any and all Intellectual Property Rights that are owned by or purported to be owned by the Company or any of its Subsidiaries or exclusively licensed or purported to be exclusively licensed to the Company or any of its Subsidiaries.

“Company IP” means Company Intellectual Property Rights and Company Technology.

“Company Material Adverse Effect” means any state of facts, change, development, event, effect, condition or occurrence (each, an “Effect”) that, individually or in the aggregate, (x) has resulted or would reasonably be expected to result in a material adverse effect on the condition (financial or otherwise), business, assets or continuing results of operations of the Company and its Subsidiaries, taken as a whole, or (y) has prevented, materially impeded or materially delayed or would reasonably be expected to prevent, materially impede or materially delay the consummation by the Company of the Merger or the other Transactions; provided, however, that in no event shall any of the following Effects, alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been, or would be, a Company Material Adverse Effect, for the purposes of clause (x) only: (A) any changes in general U.S. or global economic conditions or securities, credit, financial or other capital markets conditions, (B) any changes or conditions affecting the industry in which the Company or its Subsidiaries operate, (C) any weather-related or other force majeure event (including earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters), (D) pandemics, epidemics, acts of war (whether or not declared), armed hostility (by recognized governmental forces or otherwise), sabotage, terrorism and any escalation or general worsening of any of the foregoing, (E) Effects resulting from the identity of Parent or the negotiation, execution, announcement, pendency, compliance with or performance of this Agreement, the Transaction or the terms hereof or the consummation of the Transactions, including the impact thereof on the relationships of the Company and its Subsidiaries with customers, suppliers, partners or employees; provided, that this clause (E) shall not apply to any representation or warranty set forth in Section 3.4 (or any condition to any party’s obligation to consummate the Mergers relating to such representation and warranty) to the extent the purpose of such representation and warranty is to address the consequences resulting from the execution and delivery of this Agreement or the consummation of the Mergers, (F) changes in applicable law, regulation or government policy or in GAAP or in accounting standards, or any changes in the official interpretation of any of the foregoing, or any changes in general legal, regulatory or political conditions, (G) any decline in the market price, or change in trading volume, of the Company’s capital stock, (H) any failure to meet any internal or public projections, forecasts, guidance, estimates, milestones or budgets or internal or published financial or operating predictions of revenue, earnings, cash flow or cash position or (I) any downgrade in the Company’s credit rating (it being understood that the exceptions in clauses (G), (H) and (I) shall not prevent or otherwise affect a determination that the underlying cause of any such change, decline or failure referred to therein (if not otherwise falling within any of the exceptions provided hereof) is a Company Material Adverse Effect); provided, that, in the case of clauses (A), (B), (C) and (D), to the extent the impact on the Company and its Subsidiaries, taken as a whole, is disproportionately adverse compared to the impact on similarly situated entities in the industry in which the Company and its Subsidiaries operate, the incrementally disproportionate impact or impacts shall be taken into account in determining whether there has been, or would reasonably be expected to be, a Company Material Adverse Effect. Notwithstanding anything to the contrary in this Agreement, any action taken, or refrained from being taken, by the Company or any of its Subsidiaries at the written request of Parent (including any action taken to comply with Section 7.1) shall not be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur.

“Company Preferred Stock” means the preferred stock, par value $0.01 per share, of the Company.

“Company Product” means the Company’s semiconductor wafer manufacturing and technology development services, offered or under development by the Company or any Subsidiary in the past 2 years.

“Company Technology” means any Technology authored, invented, created, conceived or otherwise developed by or for the Company or its Subsidiaries, and any Technology that embodies Company Intellectual Property Rights.

“Confidentiality Agreement” means the letter agreement dated as of December 21, 2025, between Parent and the Company, as amended.

“Contaminant” means (a) any “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus,” “corruptant,” “worm,” “malware,” “spyware,” “ransomware” or “trackware” (as such terms are commonly understood in the software industry) or any other code designed, intended to or that does have any of the following functions: (i) disrupting, disabling, harming or otherwise impeding in any material manner the operation of, or providing unauthorized access to, any computer, tablet computer, handheld device or other device, or any Company Product or IT Systems, or (ii) damaging or destroying any data or file without a user’s consent and (b) any bug, vulnerability, defect or error.

“Contract” means any agreement, lease, easement, license, contract, note, mortgage, indenture or other legally binding obligation.

“Copyleft License” means any license of Technology that provides that, as a condition to the use, modification, distribution or hosting of such licensed Technology, that such licensed Intellectual Property Rights, or any other Intellectual Property Rights that are incorporated into, derived from, based on, linked to or used or distributed with such licensed Intellectual Property Rights, be licensed, distributed or otherwise made available: (i) in a form other than binary or object code (e.g., in Source Code form); (ii) under terms that permit redistribution, reverse engineering or creation of derivative works or other modification; or (iii) without a license fee. Copyleft License includes the following licenses: the GNU General Public License, the GNU Library General Public License, the GNU Lesser General Public License, the Affero General Public License, the Mozilla Public License, the Common Development and Distribution License and the Eclipse Public License.

“Creditors’ Rights” means bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles (whether considered in a proceeding in equity or at law).

“Current Government Bid” means a Government Bid that remains within its applicable bid validity period, has not been formally withdrawn and for which a final award has not been issued.

“Current Government Contract” means a Government Contract for which the period of performance has not expired or which has not been formally terminated, or which remains subject to audit or final payment.

“DCSA” means the U.S. Defense Counterintelligence and Security Agency.

“De Minimis Inaccuracies” means any inaccuracies that individually or in the aggregate are de minimis relative to the total fully diluted equity capitalization of the Company.

“DFARS” means the Department of Defense supplement to the FAR, Chapter 2 of title 48 of the U.S. Code of Federal Regulations.

“Economic Sanctions/Trade Laws” means all applicable laws relating to anti-terrorism, the importation of goods, export controls, antiboycott and Sanctions Targets, including prohibited or restricted international trade and financial transactions and lists maintained by any Governmental Authority targeting certain countries, territories, entities or persons. For the avoidance of doubt, the applicable laws referenced in the foregoing sentence include (a) any of the Trading With the Enemy Act, the International Emergency Economic Powers Act, the United Nations Participation Act or the Syria Accountability and Lebanese Sovereignty Act, any regulations of the U.S. Treasury Department Office of Foreign Assets Controls (“OFAC”) or any export control law applicable to U.S.-origin goods, technology or Software or goods, Software or Technology that are otherwise subject to U.S. export controls, or any enabling legislation or executive order relating to any of the above, as collectively interpreted and applied by the U.S. Government at the prevailing point in time, (b) any U.S. sanctions related to or administered by the U.S. Department of State and (c) any sanctions measures or embargoes imposed by the United Nations Security Council, His Majesty’s Treasury or the European Union.

“Environmental Laws” means all laws relating to: (a) pollution or the protection, investigation or restoration of the environment or natural resources, (b) the handling, generation, processing, use, storage, disposal, transport, sale, management, manufacture, marketing, release or threatened release of, or exposure to, any Hazardous Substance or (c) human or worker health and safety (to the extent human or worker health and safety relates to exposure to Hazardous Substances).

“Environmental Permits” means all permits, licenses, certifications, variations, exemptions, orders, filings, registrations, identification numbers, franchises, authorizations and approvals of all Governmental Authorities required or issued under Environmental Laws.

“Equity Award Exchange Ratio” means the sum of (A) the Exchange Ratio and (B) the quotient, rounded to four decimal places, obtained by dividing (x) the Per Share Cash Consideration by (y) the Parent Trading Price.

“Equity Incentive Plan” means the Company 2021 Equity Incentive Plan.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Exchange Ratio” means the following (in each case rounded to four decimals): (A) if the Parent Trading Price is an amount equal to or less than the Floor Price, then the Exchange Ratio shall be 0.5265; (B) if the Parent Trading Price is an amount greater than the Floor Price but less than the Ceiling Price, then the Exchange Ratio shall be equal to the quotient obtained by dividing $20 by the Parent Trading Price; and (C) if the Parent Trading Price is an amount greater than or equal to the Ceiling Price, then the Exchange Ratio shall be 0.3326.

“FAR” means the Federal Acquisition Regulation, title 48 of the U.S. Code of Federal Regulations, including the DFARS, and all other agency supplements thereto.

“Floor Price” means $37.99.

“Funded Backlog” means the total amount of funding allotted or assigned to a Government Contract minus total amount of revenue recognized by the Company from inception through the reported month allocable to such Government Contract.

“GAAP” means United States generally accepted accounting principles.

“Government Bid” means any bid, proposal, quotation, or offer by the Company or one of its Subsidiaries that, if accepted or awarded, could result in the formation of a Government Contract.

“Government Contract” means any prime contract, subcontract, letter contract, purchase order, grant, cooperative agreement, subaward, basic ordering agreement, blanket purchase agreement, other transaction agreement, task order or delivery order or other Contract or contractual arrangement of any kind, including all amendments, modifications and options thereunder or relating thereto, between the Company or one of its Subsidiaries, on the one hand, and (a) any Governmental Authority or (b) any prime contractor or higher-tiered contractor to a Governmental Authority in its capacity as a prime contractor or higher-tiered contractor.

“Government Official” means any employee, officer or representative of, or any person otherwise acting in an official capacity for or on behalf of, a Governmental Authority, whether elected or appointed, including an officer or employee of a state-owned or state-controlled enterprise, a political party, political party official or employee, candidate for public office or an officer or employee of a public international organization (such as the World Bank, United Nations, International Monetary Fund or Organization for Economic Cooperation and Development).

“Governmental Authority” means any foreign, federal, state or local governmental instrumentality, body, agency, department, commission, official, tribunal, authority or other entity.

“Hazardous Substance” means any substance, material, chemical or waste that is defined, listed, classified, designated or regulated as “hazardous,” “toxic,” “corrosive,” “radioactive” or as a “pollutant” or “contaminant,” or words of similar meaning or import under, or for which liability or standards of conduct may be imposed pursuant to, any Environmental Laws, including petroleum products or byproducts, per- and polyfluoroalkyl substances, flammable or explosive material, radioactive material, asbestos or asbestos containing materials, lead, silica, polychlorinated biphenyls, dioxins, heavy metals, urea formaldehyde, radiation and toxic mold.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Inbound License” means any Contract pursuant to which the Company or any of its Subsidiaries has been granted any rights to access or use any Technology of another Person, or pursuant to which the Company or any of its Subsidiaries is granted a license, covenant not to sue, or other rights with respect to any Person’s Intellectual Property Rights.

“Intellectual Property Rights” means all intellectual property and proprietary rights, including all statutory, common law and other rights in, to or arising out of, Technology (whether recorded or not and regardless of form or method of recording), which exist under the laws of any jurisdiction in the world, including all rights the following types: (i) rights associated with works of authorship (including rights in Software), including copyrights, rights of attribution and integrity and other moral rights; (ii) rights in or arising out of logos, trademark, trade dress, business name, domain name, social media identifiers and trade name rights and similar rights; (iii) rights associated with confidential information, including trade secret rights; (iv) patent and industrial design property rights, and equivalent or similar rights in, or arising out of, inventions (whether or not patentable), invention disclosures, improvements, modifications, methods or processes; (v) rights in, arising out of or associated with a person’s name, voice, signature, photograph or likeness, including rights of personality, privacy and publicity; (vi) rights in, or arising out of or associated with databases; and (vii) rights in or relating to applications, registrations, renewals, extensions, combinations, divisions, re-examinations and reissues of, and right to apply for applications or the applications for, any of the rights referred to in clauses (i) through (vii).

“Intervening Event” means any event, development or change in circumstances that was not known by or reasonably foreseeable to the Company’s Board of Directors as of the date of this Agreement, which event, change or development becomes known to the Company’s Board of Directors prior to obtaining the Company Stockholder Approval; provided, that in no event shall the following events, changes or developments constitute an Intervening Event: (a) the receipt, existence or terms of an Acquisition Proposal or any matter relating thereto or consequence thereof or (b) any change in the price or trading volume of the Company Common Stock, the Parent Common Stock or any other securities of the Company, Parent or any of their respective Subsidiaries (provided, further, that the underlying causes of such changes may constitute, or be taken into account in determining whether there has been, an Intervening Event).

“Investment Shares” means 2,857,143 shares of Company Common Stock, which number is fixed and not subject to adjustment.

“IT Systems” means computers, Software, databases, hardware, systems, servers, workstations, routers, hubs, switches, circuits, networks, data communications lines and all other information technology equipment (including communications equipment, terminals and hook-ups that interface with third party software or systems) owned, licensed, leased or otherwise used or held for use by or on behalf of the Company or any of its Subsidiaries.

“ITAR” means the U.S. International Traffic in Arms Regulations.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset other than (i) any such mortgage, lien, pledge, charge, security interest or encumbrance for Taxes not yet due or being contested in good faith (and for which adequate accruals or reserves have been established on the Parent Balance Sheet or the Company Balance Sheet, as the case may be), (ii) any such mortgage, lien, pledge, charge, security interest or encumbrance which is a carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other like lien arising in the ordinary course of business not yet due or being contested in good faith, (iii) pledges or deposits arising in the ordinary course of business to secure obligations under workers’ compensation laws or similar legislation or to secure public or statutory obligations, (iv) such mortgages, liens, pledges, charges, security interests or encumbrances that have arisen in the ordinary course of business and that do not, individually or in the aggregate, materially adversely affect the value of or the present use of such property, (v) any pledge, deposit or other lien securing the performance of bids, trade contracts (other than contracts in respect of indebtedness), leases, surety and appeal bonds, performance bonds and other obligations of a similar nature, (vi) with respect to real property, such mortgages, liens, pledges, charges, security interests or encumbrances imposed on the underlying fee interest on such real property subject to such lease or (vii) with respect to real property, matters that would be disclosed by an accurate survey or inspection of the real property.

“Money Laundering Laws” means any law or regulation governing financial recordkeeping and reporting requirements, including the U.S. Currency and Foreign Transaction Reporting Act of 1970, the U.S. Money Laundering Control Act of 1986, the USA PATRIOT Act of 2001, and any applicable money laundering-related laws of other jurisdictions where the Company and its Subsidiaries conduct business, conduct financial transactions or own assets.

“Nasdaq” means the Nasdaq Stock Market.

“NISPOM” means the National Industrial Security Operating Manual, codified at 32 C.F.R. Part 117.

“NYSE” means the New York Stock Exchange.

“Open Source Software” means any software that is licensed, provided or distributed under any open source license (including any Copyleft License), including any license meeting the Open Source Definition (as promulgated by the Open Source Initiative) or the Free Software Definition (as promulgated by the Free Software Foundation), or any substantially similar license.

“Outbound License” means any Contract pursuant to which any Person has been granted any rights to access or use any Company Products, or that contains any assignment or license of, or any covenant not to assert or enforce, any Company Intellectual Property Rights.

“Parent Balance Sheet Date” means September 30, 2025.

“Parent Balance Sheet” means the consolidated balance sheet of Parent, as of the Parent Balance Sheet Date, set forth in the Parent 10-Q.

“Parent Common Stock” means the common stock, par value $0.0001 per share, of Parent.

“Parent Disclosure Schedules” means the disclosure schedules delivered by Parent to the Company simultaneously with the execution of this Agreement.

“Parent Material Adverse Effect” means any Effect that, individually or in the aggregate, (x) has resulted or would reasonably be expected to result in a material adverse effect on the condition (financial or otherwise), business, assets or continuing results of operations of Parent and its Subsidiaries, taken as a whole or (y) has prevented, materially impeded or materially delayed or would reasonably be expected to prevent, materially impede or materially delay the consummation by Parent or the Merger Subsidiaries of the Merger or the other Transactions; provided, however, that in no event shall any of the following Effects, alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been, or would be, a Parent Material Adverse Effect for the purposes of clause (x) only: (A) any changes in general U.S. or global economic conditions or securities, credit, financial or other capital markets conditions, (B) any changes or conditions affecting the industry in which Parent or its Subsidiaries operate, (C) any weather-related or other force majeure event (including earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters), (D) pandemics, epidemics, acts of war (whether or not declared), armed hostility (by recognized governmental forces or otherwise), sabotage, terrorism and any escalation or general worsening of any of the foregoing, (E) Effects resulting from the negotiation, execution, announcement, pendency, compliance with or performance of this Agreement, the Transactions or the terms hereof or the consummation of the Transactions, including the impact thereof on the relationships of Parent and its Subsidiaries with customers, suppliers, partners or employees; provided, that this clause (E) shall not apply to any representation or warranty set forth in Section 4.4 (or any condition to any party’s obligation to consummate the Mergers relating to such representation and warranty) to the extent the purpose of such representation and warranty is to address the consequences resulting from the execution and delivery of this Agreement or the consummation of the Merger, (F) changes in applicable law, regulation or government policy or in GAAP or in accounting standards, or any changes in the interpretation or enforcement of any of the foregoing, or any changes in general legal, regulatory or political conditions, (G) any decline in the market price, or change in trading volume, of Parent’s capital stock, (H) any failure to meet any internal or public projections, forecasts, guidance, estimates, milestones or budgets or internal or published financial or operating predictions of revenue, earnings, cash flow or cash position or (I) any downgrade in Parent’s credit rating (it being understood that the exceptions in clauses (G), (H), and (I) shall not prevent or otherwise affect a determination that the underlying cause of any such change, decline or failure referred to therein (if not otherwise falling within any of the exceptions provided hereof) is a Parent Material Adverse Effect); provided, that, in the case of clauses (A), (B), (C) and (D), to the extent the impact on Parent and its Subsidiaries, taken as a whole, is disproportionately adverse compared to the impact on similarly situated entities in the industries in which Parent and its Subsidiaries operate, the incrementally disproportionate impact or impacts shall be taken into account in determining whether there has been, or would reasonably be expected to be, a Parent Material Adverse Effect.

“Parent Trading Price” means the volume-weighted average price (VWAP), rounded to four decimal places, of Parent Common Stock on all exchanges as reported by Bloomberg L.P. on the VWAP function for the ticker “IonQ, Inc. US Equity” for the 20 preceding trading days prior to, but not including, the third Business Day prior to the Closing Date, calculated from market open (9:30am ET) on the first day of the measurement period to market close on the last day of the measurement period (4:00 pm ET).

“Per Share Tax Value” means the per share value of the Parent Common Stock, as determined under Section 7.4(b), equal to the product of the (i) Average of the Daily Volume Weighted Average Prices of the Parent Common Stock during the Measurement Period and (ii) the Exchange Ratio.

“Person” or “person” means an individual, a corporation, a limited liability company, a partnership, an association, a trust or any other entity or organization, including a Governmental Authority.

“Personal Data” means any information that, alone or in combination with other information, is capable of identifying an individual natural person, or that is otherwise defined as “personal data,” “personal information,” “personally identifiable information” or similar term under the Privacy and Data Processing Requirements.

“Principal” means an officer, director, owner, partner, or a Person having primary management or supervisory responsibilities within a business entity (e.g., general manager; plant manager; head of a division or business segment; and similar positions).

“Privacy and Data Processing Policy” means any published or posted statement, policy, representation or notice of the Company or any of its Subsidiaries relating to the Processing of Personal Data, privacy, data protection or security that is applicable to the Company or any of its Subsidiaries.

“Privacy and Data Processing Requirement” means any (i) law related to data protection, privacy, or security (including, as applicable, the California Consumer Privacy Act, the Colorado Privacy Act, the Data Protection Act 2018, the Privacy and Electronic Communications (EC Directive) Regulations 2003 and the Security of Network & Information Systems Regulations 2018, all as amended and/or replaced, and in force from time to time, as applicable) (“Privacy Laws”), (ii) Privacy and Data Processing Policies or (iii) other legally binding requirement of a self-regulatory organization, industry standard (including the Payment Card Industry Data Security Standard, as applicable) or Contract relating to the Processing of Personal Data, privacy, data protection or security, including, in each case, in connection with direct marketing or the initiation, transmission, monitoring, interception, recording or receipt of communications.

“Process” means, with respect to any data or set of data, any operation or set of operations performed thereon, whether or not by automated means, including adaptation, alignment, alteration, collection, combination, compilation, consultation, creation, deletion, destruction, disclosure, disposal, dissemination, erasure, interception, maintenance, making available, organization, recording, restriction, retention, and retrieval, storage, structuring, transmission and use, and security measures with respect thereto.

“Registered IP” means all Intellectual Property Rights that are registered or filed with or by, or issued under the authority of, any Governmental Authority or Internet domain name registrar, including all patents, registered copyrights, and registered trademarks, business names, social media handles and domain names and all applications for any of the foregoing.

“Sanctions Target” means: (a) any country or territory that is the target of country-wide or territory-wide Economic Sanctions/Trade Laws, including, as of the date of this Agreement, Iran, Cuba, Syria, North Korea, the Crimea region or the so-called Donetsk or Luhansk People’s Republics; (b) a person that is on the list of Specially Designated Nationals and Blocked Persons or any of the other sanctions persons lists published by OFAC, or any equivalent list of sanctioned persons issued by the U.S. Department of State; (c) a person that is located or resident in or organized under the laws of a country or territory that is identified as the subject of country-wide or territory-wide Economic Sanctions/Trade Laws; (d) the government of, or any Governmental Authority of, a Sanctions Target, or the government of Venezuela or (e) an entity owned 50% or more or controlled by a country or territory identified in clause (a) or persons in clauses (b)-(d).

“SBA” means the U.S. Small Business Administration.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Software” means computer software, firmware, programs and databases, whether in object code, Source Code, or executable form, and documentation related thereto.

“Source Code” means computer programming code in human readable form that is not suitable for machine execution without the intervening steps of interpretation or compilation.

“Standard Form IP Contract” means each of the following standard forms of Contract used by the Company: (i) Invention Assignment Agreements; (ii) confidentiality or nondisclosure agreement; and (iii) non-exclusive licenses to Company Products to customers of the Company or any of its Subsidiaries.

“Subsidiary” means, when used with respect to any Person, any other Person, whether incorporated or unincorporated, of which (i) more than 50% of the voting securities or other ownership interests is owned by such Person or one or more of its Subsidiaries, (ii) such Person or one or more of its Subsidiaries is a general partner or holds a majority of the voting interests of a partnership or (iii) securities or other interests having by their terms ordinary voting power to elect more than 50% of the board of directors or other body or entity performing similar functions with respect to such corporation or other organization, are directly owned or controlled by such Person or by any one or more of its Subsidiaries.

“Superior Proposal” means any bona fide written Acquisition Proposal for or in respect of at least 80% of the outstanding shares of Company Common Stock or the Company’s and its Subsidiaries’ consolidated assets on terms that the Board of Directors of the Company determines in its good faith judgment (after consultation with, and taking into account the advice of, a financial advisor of nationally recognized reputation and outside legal counsel, taking into account all the terms and conditions of such Acquisition Proposal, including any break-up fees, expense reimbursement provisions and conditions to consummation, as well as any revisions to the terms of the Mergers or this Agreement proposed by Parent after being notified pursuant to Section 5.3(b)) (i) is more favorable to the Company’s stockholders from a financial point of view than the Mergers and the Transactions and (ii) constitutes a transaction that is likely to be consummated on the terms so proposed on a timely basis, taking into account, in the case of each of clauses (i) and (ii), all legal, financial, regulatory, financing conditionality and other aspects of such proposal.

“Tax Returns” means any return, report, form, election, declaration or similar statement filed or required to be filed with respect to any Tax (including any attachments, schedules or amendments thereto), including any information return, claim for refund, amended return or declaration of estimated Tax.

“Taxes” means any and all taxes, charges, fees, levies, duties, tariffs, imposts or other assessments, whether disputed or not, including all net income, gross income, gross receipts, excise, stamp, real or personal property, ad valorem, withholding, social security (or similar), unemployment, occupation, use, production, service, service use, license, digital services, net worth, payroll, franchise, severance, transfer, recording, employment, premium, windfall profits, environmental, customs duties, capital stock, profits, disability, sales, registration, value added, alternative or add-on minimum, estimated or other taxes, assessments or charges in the nature of taxes imposed by any Governmental Authority and any interest, penalties or additions to tax attributable thereto;

“Teaming Agreement” means each teaming agreement related to a Government Contract or Government Bid to which the Company or one of its Subsidiaries is a party or otherwise bound or subject (i) with respect to which the applicable term has not yet expired, (ii) which has not been terminated pursuant to its terms or (iii) which has not been superseded by the award of the Government Contract for which the teaming agreement was entered into.

“Technology” means algorithms, APIs, diagrams, formulae, inventions (whether or not patentable), invention disclosures, programmer’s notes, improvements, modifications, know-how, logos, marks (including brand names, product names, logos, and slogans), methods, network configurations and architectures, processes, confidential information, proprietary information, protocols, schematics, specifications, product designs, roadmaps, marketing strategies, Software (in any form, including Source Code and executable or object code), subroutines, techniques, user interfaces, domain name registrations, URLs, web sites, social media accounts, social media identifiers, systems, tools, databases, data collections, concepts, data, coding, images, designs, documentation, books (including lab books), records, works of authorship (including written, audio and visual materials) and all other forms of technology.

“Threshold Percentage” means the quotient, expressed as a percentage, obtained by dividing (i) the Per Share Tax Value by (ii) the sum of the Per Share Tax Value plus the Per Share Cash Consideration, which for this purpose shall include any other amounts treated as consideration other than stock of Parent, as determined pursuant to Treasury Regulations Section 1.368-1(e).

“Unfunded Backlog” means the greater of awarded value or proposed value for all unfunded periods of a Government Contract, minus the sum of the Funded Backlog and the total amount of revenue recognized by the Company from inception through the reported month allocable to such Government Contract.

“WARN Act” means the Worker Adjustment and Retraining Notification Act and any similar state or local law.

TABLE OF OTHER DEFINED TERMS

Term	Section
2026 Bonus Program	6.5(b)
Affected Employees	6.5(b)
Agreement	Preamble
Antitrust Laws	7.1(a)
Appraisal Shares	1.6(a)
Behavioral Remedies	7.1(b)
Book-Entry Shares	1.4(b)
Cancelled Shares	1.4(d)
Cap Amount	6.3(d)
Certificate	1.4(b)
Certificates of Merger	1.1(b)
Change in Control	6.5(a)
Change in the Company Recommendation	5.3(a)
Closing	1.1(d)
Common Shares Trust	2.2(b)
Company	Preamble
Company 10-K	3.7(a)
Company 10-Q	3.7(a)
Company 401(k) Plans	6.5(e)
Company Benefit Plans	3.15(a)
Company By-Laws	3.1
Company Charter	3.1
Company Director RSU Award	1.5(c)
Company Option	1.5(a)
Company Pension Plan	3.15(e)
Company Proxy Statement	3.9(a)
Company Recommendation	5.3(f)
Company RSU Award	1.5(b)
Company SEC Documents	3.7(a)
Company Securities	3.5(a)
Company Stockholder Approval	3.2(a)
Company Stockholder Meeting	5.3(f)
Company Subsidiary Securities	3.6(b)
Consultant Invention Assignment Agreement	3.21(c)(i)
CSA	3.22(k)
CUI	3.22(k)

Term	Section
Delaware Court	10.9
Developed	3.21(c)(i)
DGCL	Recitals
Divestiture Remedies	7.1(b)
DLLCA	Recitals
Effective Time	1.1(b)
Employee Invention Assignment Agreement	3.21(c)(i)
End Date	9.1(b)(i)
Equity Investment	10.6(a)
ERISA Affiliate	3.15(d)
ESPP	1.5(e)
Excess Shares	2.2(a)
Exchange Agent	2.1(a)
Exchange Fund	2.1(a)
Extended End Date	9.1(b)(i)
FCLs	3.22(j)
Financial Advisor	3.26
First Certificate of Merger	1.1(b)
First Merger	Recitals
First Surviving Corporation	1.1(a)
Form S-4	5.3(c)
Form S-4 Clearance Date	5.3(c)
Indemnified Liabilities	6.3(a)
Indemnified Persons	6.3(a)
Intended Tax Treatment	Recitals
Intervening Event Notice	5.3(b)(i)
Invention Assignment Agreements	3.21(c)(i)
Lease Agreements	3.24(b)
Leased Real Property	3.24(b)
Match Period	5.3(b)(i)
Material Contract	3.20(b)
Measurement Date	3.5(a)
Merger Consideration	1.4(a)
Merger Subsidiaries	Preamble
Merger Subsidiary 1	Preamble
Merger Subsidiary 2	Preamble
Mergers	Recitals
Notice or Order	3.22(f)
OCIs	3.22(r)
Owned Real Property	3.24(a)
Parent	Preamble
Parent 10-K	4.6(a)
Parent 10-Q	4.6(a)
Parent Common Stock Issuance	Recitals
Parent Preferred Stock	4.5

Term	Section
Parent SEC Documents	4.6(a)
Payoff Amount	5.8(a)
Per Share Cash Consideration	1.4(a)
Per Share Stock Consideration	1.4(a)
Proceeding	6.3(a)
Registered Company IP	3.21(a)(i)
Rev. Proc. 2018-12	7.4(b)
SAM	3.22(o)
Sarbanes-Oxley Act	3.10(a)
Second Certificate of Merger	1.1(b)
Second Effective Time	1.1(b)
Second Merger	Recitals
Section 409A	3.15(i)
Significant Subsidiaries	3.6(a)
Specified Stockholder	Recitals
Standards Organizations	3.21(c)(viii)
Standstill Period	10.6(d)
Subject Indebtedness	5.8(a)
Successor Welfare Plans	6.5(d)
Superior Proposal Notice	5.3(b)(i)
Surviving Company	1.1(a)
Tax Proceeding	3.14(c)
Termination Fee	10.5(c)
Top Customer	3.23(a)
Top Supplier	3.23(b)
Transaction Litigation	7.9
Transactions	Recitals
Voting Agreement	Recitals

EXHIBIT 10.1

VOTING AGREEMENT

This Voting Agreement (“Agreement”), dated as of January 25, 2026, is by and among IonQ, Inc., a Delaware corporation (“Parent”), Iris Merger Subsidiary 1 Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Subsidiary 1”), Iris Merger Subsidiary 2 LLC, a Delaware limited liability company and a wholly-owned subsidiary of Parent (“Merger Subsidiary 2” and together with Merger Subsidiary 1, the “Merger Subsidiaries”), and SkyWater Technology, Inc., a Delaware corporation (the “Company”), and the persons listed on the attached Schedule A who are signatories to this Agreement (each, a “Stockholder” and collectively, the “Stockholders”).

RECITALS

WHEREAS, concurrently herewith, the Company, Parent, Merger Subsidiary 1 and Merger Subsidiary 2 are entering into an Agreement and Plan of Merger (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”);

WHEREAS, the Company has informed Parent and each Stockholder that the Company and the Board of Directors of the Company have, prior to the execution and delivery of this Agreement, taken all actions so that the restrictions on transactions with an “interested stockholder” of the Company within the meaning of (i) Section 203 of the DGCL and (ii) any other “takeover” law are, and will be, inapplicable to the execution, delivery and performance of this Agreement, the Merger Agreement and the transactions contemplated hereby and thereby (the “Takeover Approval”);

WHEREAS, as of the date of this Agreement, each Stockholder is the record or “beneficial owner” (within the meaning of Rule 13d-3 under the Exchange Act) of the number of shares of Company Common Stock (collectively, the “Shares”) set forth next to such Stockholder’s name on Schedule A hereto, being all of the Shares owned of record or beneficially by such Stockholder as of the date of this Agreement (collectively with respect to each Stockholder, the “Owned Shares” and, together with any additional Shares or other voting securities of the Company of which such Stockholder acquires record or beneficial ownership after the date of this Agreement, including by purchase, as a result of a stock dividend, stock split, recapitalization, combination, consolidation, reclassification, exchange or change of such Shares, or other similar transaction, or upon exercise or conversion of any securities (including any Company Options, RSUs, shares of Company Common Stock issued pursuant to the ESPP or any other equity awards), such Stockholder’s “Covered Shares”);

WHEREAS, as a condition and inducement to the willingness of Parent and the Merger Subsidiaries to enter into the Merger Agreement and to proceed with the transactions contemplated thereby, including the Mergers, Parent, the Merger Subsidiaries, the Company and the Stockholders are entering into this Agreement; and

WHEREAS, the Stockholders acknowledge that each of Parent and the Merger Subsidiaries is entering into the Merger Agreement in reliance on the representations, warranties, covenants and other agreements of the Stockholders set forth in this Agreement and would not enter into the Merger Agreement if the Stockholders did not enter into this Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, do hereby agree as follows:

1. Certain Definitions. All capitalized terms that are used but not defined herein have the respective meanings ascribed to them in the Merger Agreement. For all purposes of and under this Agreement, the following terms have the following respective meanings:

(a) “Constructive Disposition” means, with respect to a security, a short sale with respect to such security, entering into or acquiring a derivative contract with respect to such security, entering into or acquiring a futures or forward contract to deliver such security or entering into any other hedging or other derivative, swap, “put-call,” margin, securities lending or other transaction with respect to such security that has or reasonably would be expected to have the effect of transferring, or reallocating to a third party, or otherwise limiting, the economic benefits and risks of ownership of such security.

(b) “Voting Agreement Termination Date” means the earlier to occur of (i) the Effective Time, (ii) the termination of this Agreement by mutual written consent of Parent and the Stockholders, (iii) the public announcement by the Company that the Board of Directors of the Company has withdrawn, modified or qualified, in any matter adverse to Parent, the Company Recommendation, (iv) the termination of the Merger Agreement in accordance with its terms or (v) an Adverse Amendment.

(c) A person shall be deemed to have effected a “Transfer” of a security if such person, whether voluntarily or involuntarily, directly or indirectly (i) sells, leases, assigns, gifts, grants an option with respect to, transfers, exchanges, tenders or disposes (by merger, by operation of law or otherwise, including by way of Constructive Disposition) such security or any interest in such security, (ii) creates any pledge, lien, charge, mortgage, encumbrance, hypothecation or security interest of any kind or nature whatsoever on such security (other than, in each case, (x) those created by this Agreement and (y) those arising under applicable securities or community property laws), (iii) deposits such security into a voting trust or enters into a voting agreement or arrangement or grants any proxy, power of attorney or other authorization with respect thereto that would reasonably be expected to prevent or materially delay the performance of any of such Stockholder’s obligations hereunder, or (iv) agrees or commits (whether or not in writing) to take any of the actions referred to in the foregoing clauses (i) through (iii). For the avoidance of doubt, any direct or indirect transfer of equity or other interests in a Stockholder by its equityholders shall not constitute a “Transfer.” A “Transfer” shall not be deemed to have occurred in connection with the foreclosure of any pledge of Shares existing on the date of this Agreement.

2. Transfer Restrictions. From the date of this Agreement until the Voting Agreement Termination Date, each Stockholder agrees not to Transfer (or cause or knowingly permit the Transfer of) any of the Covered Shares; provided, however, that any Stockholder may Transfer any Covered Shares (i) to any other Stockholder; (ii) to any affiliate of such Stockholder; (iii) to any charitable foundation or organization, including donor advised funds; (iv) if such Stockholder

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is an individual, to any member of such Stockholder’s immediate family, or to a trust for the benefit of such Stockholder or any member of such Stockholder’s immediate family; (v) if such Stockholder is not an individual, to one or more persons who is an equityholder, trustee, beneficiary, partner, or member of Stockholder; (vi) in connection with the settlement, exercise, termination or vesting of Company Options or RSUs held by a Stockholder in order to (1) pay, as applicable, the exercise price of such Company Options (including on a “net settlement” basis) or (2) satisfy Taxes or Tax withholding obligations applicable thereto or to any RSUs; (vii) pursuant to, and in compliance with, a written plan that meets the requirements of Rule 10b5-1 under the Exchange Act in effect as of the date hereof; or (viii) to the extent required by any non-consensual judgment, by divorce decree or by will, intestacy or other similar applicable law; provided, further, however, that in each case of clauses (i), (ii), (iii), (iv) or (v) only if the transferee of such Covered Shares evidences in writing reasonably satisfactory to Parent such transferee’s agreement to be bound by and be subject to the terms and provisions of this Agreement to the same effect as such transferring Stockholder. Any Transfer or attempted Transfer of any Covered Shares in violation of this Section 2 shall be null and void and of no effect whatsoever.

3. Agreement to Vote.

(a) From the date of this Agreement until the Voting Agreement Termination Date, subject to the terms of this Agreement and the Takeover Approval, at every meeting of the stockholders of the Company (and at every adjournment or postponement thereof), each Stockholder shall vote, and shall cause or direct to be voted, all of such Stockholder’s Covered Shares, as applicable:

(i) in favor of the adoption of the Merger Agreement, the Mergers and each of the transactions contemplated by the Merger Agreement in respect of which a holder of the Covered Shares is entitled to vote;

(ii) in favor of the approval of any proposal to adjourn the meeting to a later date, if there are not sufficient affirmative votes (in person or by proxy) to obtain the Company Stockholder Approval on the date on which such meeting is held; and

(iii) against (A) any Acquisition Proposal or (B) approval of any proposal, transaction, agreement or action that would reasonably be expected to prevent, materially delay or materially impede the consummation of the Merger; and.

(iv) in favor of any other matter or action necessary for the consummation of the Merger.

(b) From the date of this Agreement until the Voting Agreement Termination Date, each Stockholder shall appear, in person or by proxy, at each meeting of the stockholders of the Company or adjournment or postponement thereof (or otherwise cause its Covered Shares to be counted as present thereat) for purposes of calculating a quorum.

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(c) Notwithstanding anything in this Agreement to the contrary, (i) each Stockholder shall remain free to vote (or execute proxies with respect to) the Covered Shares with respect to any matter not covered by Section 3(a) in any manner that such Stockholder deems appropriate, (ii) Section 3 shall not require any Stockholder to appear (in person or by proxy) or vote (or cause to be voted) any of its Covered Shares to amend, modify or waive any provision of the Merger Agreement without the consent of such Stockholder, in any such case, in a manner that (A) reduces the amount or changes the form of the Merger Consideration payable or (B) imposes any express material restrictions on or express additional material conditions on the payment of the Merger Consideration (each of the foregoing clauses (A) and (B), an “Adverse Amendment”) and (iii) if at any time following the date of this Agreement and prior to the Voting Agreement Termination Date, a governmental body of competent jurisdiction enters an order restraining, enjoining or otherwise prohibiting a Stockholder from taking any action pursuant to Section 3 of this Agreement, then the obligations of such Stockholder to take such action shall be of no force and effect for so long as such order is in effect and solely to the extent such order restrains, enjoins or otherwise prohibits the Stockholder from taking any such action.

4. Representations and Warranties of the Stockholders. Each Stockholder hereby represents and warrants to Parent as follows:

(a) Power; Organization; Binding Agreement; Company Board Approval. Such Stockholder has full corporate, limited liability company, limited liability partnership or similar equivalent power and authority (in the case of each Stockholder that is not a natural person) or capacity (in the case of each Stockholder that is a natural person) to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. With respect to each Stockholder that is not a natural person, (i) the execution, delivery and performance by such Stockholder of this Agreement, and the consummation by such Stockholder of the transactions contemplated hereby, have been duly authorized by all necessary corporate, limited liability company, limited liability partnership or similar equivalent action on the part of such Stockholder and (ii) such Stockholder is duly organized, validly existing and in good standing under the applicable law of its jurisdiction of formation (except, in the case of good standing, for entities organized under the laws of any jurisdiction that does not recognize such concept). This Agreement has been duly executed and delivered by such Stockholder, and, assuming due authorization, execution and delivery by Parent, the Merger Subsidiaries and the Company, this Agreement is enforceable against such Stockholder in accordance with its terms, except that such enforceability may be limited by Creditors’ Rights.

(b) No Conflicts. Except as would not reasonably be expected to prevent or materially delay the performance of any of such Stockholder’s obligations hereunder, and assuming all notifications, filings, registrations, permits, authorizations, consents or approvals to be obtained or made by the Company, Parent or the Merger Subsidiaries in connection with the Merger Agreement and the Transactions are obtained or made, none of the execution and delivery by such Stockholder of this Agreement, the performance by such Stockholder of his, her or its obligations hereunder or the consummation by such Stockholder of the transactions contemplated hereby will (i) require any consent or approval under, or result in a violation or breach of, any agreement to which such Stockholder is a party or by which such Stockholder may be bound, including any voting agreement or voting trust, (ii) result in the creation of any pledge, lien, charge, mortgage, encumbrance or security interest of any kind or nature whatsoever (other than those created by this Agreement) on any of the assets or properties of such Stockholder, (iii) violate any applicable law or order or (iv) with respect to each Stockholder that is not a natural person, violate the organizational documents of such Stockholder.

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(c) Ownership of Covered Shares. Such Stockholder is, as of the date hereof, the record or beneficial owner of such Stockholder’s Covered Shares. All of such Stockholder’s Covered Shares are free and clear of any pledges (other than pledges existing as of the date of this Agreement that would not reasonably be expected to prevent or materially delay the performance of any of such Stockholder’s obligations hereunder), liens, charges, mortgages, encumbrances or security interests of any kind or nature whatsoever (other than (x) those created by this Agreement, (y) those arising under applicable securities or community property laws or (z) as would not reasonably be expected to prevent or materially delay the performance of any of such Stockholder’s obligations hereunder). As of the date of this Agreement, other than the Owned Shares, such Stockholder does not own beneficially or of record any shares of capital stock or voting securities of the Company.

(d) Voting Power. Such Stockholder has, either on a sole basis or on a shared basis with other Stockholders, the requisite voting power, power of disposition, power to issue instructions with respect to the matters set forth herein, and power to agree to all of the matters set forth in this Agreement necessary to take all actions required under this Agreement, in each case with respect to all of such Stockholder’s Covered Shares, subject to applicable federal securities laws and those restrictions arising under the terms of this Agreement.

(e) Reliance by Parent and the Merger Subsidiaries. Such Stockholder understands and acknowledges that each of Parent, Merger Subsidiary 1 and Merger Subsidiary 2 is entering into the Merger Agreement in reliance on such Stockholder’s execution and delivery of this Agreement.

(f) Consents and Approvals. The execution and delivery of this Agreement by such Stockholder does not, and the performance by such Stockholder of its obligations under this Agreement and the consummation of the transactions contemplated hereby will not, require such Stockholder to obtain any consent, approval, authorization or permit of, or to make any filing with or notification to, any Governmental Authority, except in each case for filings with the SEC or where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings and notifications, would not, either individually or in the aggregate, reasonably be expected to prevent or materially delay the performance by such Stockholder of any of its obligations hereunder.

(g) No Inconsistent Agreements. Except as contemplated by this Agreement, such Stockholder (i) has not entered into any voting agreement or voting trust with respect to any of its Covered Shares and (ii) has not granted a proxy or power of attorney or entered into any other arrangement with respect to any of its Covered Shares, in each case, that is inconsistent with such Stockholder’s obligations pursuant to this Agreement.

(h) Absence of Litigation. As of the date hereof, there is no action, suit, investigation or proceeding pending against or, to the knowledge such Stockholder, threatened against or otherwise affecting such Stockholder, in such Stockholder’s capacity as such, or any of its, his or her properties or assets (including the Covered Shares) that would reasonably be expected to prevent, materially impair or materially delay the performance of such Stockholder’s obligations pursuant to this Agreement.

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5. Representations and Warranties of Parent and the Merger Subsidiaries. Each of Parent and each Merger Subsidiary hereby represents and warrants to the Stockholders as follows:

(a) The execution, delivery and performance by Parent and each Merger Subsidiary of this Agreement and the consummation by Parent and the Merger Subsidiaries of the transactions contemplated hereby are within the corporate powers, or company powers (as applicable), of Parent and the Merger Subsidiaries and have been duly authorized by all necessary corporate action or company action, as applicable. This Agreement constitutes a valid and binding agreement of Parent and the Merger Subsidiaries, enforceable against Parent and the Merger Subsidiaries in accordance with its terms, except as such enforceability may be limited by Creditors’ Rights.

(b) Parent and the Merger Subsidiaries acknowledge and agree that other than the representations and warranties expressly set forth in this Agreement, no Stockholder or any of his, her or its affiliates (other than, if applicable and solely to the extent considered an affiliate of such Stockholder, the Company and its Subsidiaries pursuant to the Merger Agreement) is making any representations or warranties to Parent and the Merger Subsidiaries with respect to such Stockholder or any of his, her or its affiliates, the Merger Agreement or any other matter. Parent and the Merger Subsidiaries hereby specifically disclaim reliance upon any representations or warranties of any Stockholder or any of his, her or its affiliates (other than, if applicable and solely to the extent considered an affiliate of such Stockholder, the Company and its Subsidiaries pursuant to the Merger Agreement), other than the representations expressly set forth in this Agreement.

6. Representations and Warranties of Company. The Company hereby represents and warrants to the Stockholders as follows:

(a) The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby are within the corporate powers of the Company and have been duly authorized by all necessary corporate action. This Agreement constitutes a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by Creditors’ Rights.

(b) The Company acknowledges and agrees that other than the representations and warranties expressly set forth in this Agreement, no Stockholder or any of his, her or its affiliates is making any representations or warranties to the Company with respect to such Stockholder or any of his, her or its affiliates, the Merger Agreement or any other matter. The Company hereby specifically disclaims reliance upon any representations or warranties of any Stockholder or any of his, her or its affiliates, other than the representations expressly set forth in this Agreement.

7. Certain Restrictions.

(a) No Stockholder shall, from the date of this Agreement until the Voting Agreement Termination Date, take any action that would make any of its representations or warranties contained herein untrue or incorrect in any material respect or that would reasonably be expected to prevent or materially delay the performance of any of such Stockholder’s obligations hereunder.

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(b) Each Stockholder hereby agrees not to commence or voluntarily participate in, and to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Parent, the Company, Merger Subsidiary 1, Merger Subsidiary 2 or any of their respective successors (i) challenging the validity of, or seeking to enjoin or delay the operation of, any provision of this Agreement or the Merger Agreement (including any claim seeking to enjoin or delay the consummation of the Mergers) or (ii) alleging a breach of any fiduciary duty of any member of the Board of Directors of the Company or officer of the Company in connection with the Merger Agreement, this Agreement or the transactions contemplated thereby or hereby; provided, that the foregoing shall not limit any actions taken by a Stockholder in response to any claims commenced against such Stockholder or any of his, her or its affiliates or representatives; provided, further that this Section 7(b) shall not limit or impair the rights or obligations of any party under the Merger Agreement (including the right of the Company Board to effect a Company Change in the Company recommendation to the extent expressly permitted under Section 5.2 of the Merger Agreement or the right of the Company to terminate the Merger Agreement to the extent expressly permitted under Section 9.1(f) of the Merger Agreement) or be deemed to be a waiver of any rights of a Stockholder or any of his, her or its affiliates or representatives for any breach of (A) this Agreement, (B) the Merger Agreement or (C) any other Contract by and between such Stockholder or any of his, her or its affiliates or representatives, on the one hand, and any of Parent, the Company or their respective Subsidiaries or affiliates, on the other hand.

(c) Each Stockholder shall permit Parent and the Company to publish and disclose in all documents and schedules filed with the SEC, and any press release or other disclosure document Parent or the Company determines to be necessary or desirable (it being understood that the names of individuals party to this Agreement will not be disclosed unless required by applicable law) in connection with the Merger and any transactions related thereto, such Stockholder’s identity and ownership of Covered Shares and the nature of such Stockholder’s commitments, arrangements and understandings under this Agreement.

(d) From the date hereof until the Voting Agreement Termination Date, in the event that any Stockholder acquires record or beneficial ownership of, or the power to vote or direct the voting of, any additional Shares or other voting interests with respect to the Company, such Shares or voting interests shall, without further action of the parties, be deemed Covered Shares and subject to the provisions of this Agreement, the number of Shares held by such Stockholders shall be deemed amended accordingly, and such Shares or voting interests shall automatically become subject to the terms of this Agreement. Each Stockholder shall promptly notify the Company and Parent of any such event.

8. Waiver of Appraisal Rights. Each Stockholder hereby waives any rights of appraisal or rights to dissent from the Merger that such Stockholder may have under applicable law.

9. Spousal Consent. If a Stockholder is a married individual, such Stockholder shall deliver to Parent, concurrently herewith, a duly executed consent of such Stockholder’s spouse, in the form attached hereto as Schedule B.

10. Stop Transfer Instructions. At all times commencing with the execution and delivery of this Agreement and continuing until the Voting Agreement Termination Date, in furtherance of this Agreement, each Stockholder hereby authorizes the Company or its counsel to impose stop orders to prevent the Transfer of any of the Covered Shares in violation of this Agreement.

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11. Termination. This Agreement, and all rights, obligations and liabilities of the parties hereunder, shall automatically terminate without further action and shall have no further force or effect as of the Voting Agreement Termination Date; provided, that this Section 11 and Section 12 shall survive the termination of this Agreement. Notwithstanding the foregoing, nothing set forth in this Section 11 or elsewhere in this Agreement relieves any party hereto from liability, or otherwise limits the liability of any party hereto, for any willful and material breach of this Agreement that occurred prior to such termination.

12. Miscellaneous.

(a) Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

(b) Successors and Assigns. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided, that no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of the other parties hereto except that any Merger Subsidiary may transfer or assign, in whole or from time to time in part, to one or more of its affiliates, its rights under this Agreement, but any such transfer or assignment will not relieve any Merger Subsidiary of its obligations hereunder.

(c) Amendment and Modification; Waiver. This Agreement may be amended or waived only if such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement, or, in the case of a waiver, by each party against whom the waiver is to be effective. Any failure of any of the parties to comply with any obligation, covenant, agreement or condition in this Agreement may be waived by any of the parties entitled to the benefit thereof only by a written instrument signed by each such party granting such waiver. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by applicable law or in equity.

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(d) Specific Performance. The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy would occur in the event that the parties do not perform the provisions of this Agreement in accordance with its specified terms or otherwise breach such provisions. The parties acknowledge and agree that, (i) the parties will be entitled, in addition to any other remedy to which they are entitled at law or in equity, to an injunction, specific performance and other equitable relief to prevent breaches (or threatened breaches) of this Agreement and to enforce specifically the terms and provisions hereof and (ii) the right specific enforcement is an integral part of this Agreement and the transactions contemplated hereby and without that right, none of the Stockholders, the Company, Parent or either Merger Subsidiary would have entered into this Agreement. It is explicitly agreed that Parent shall have the right to an injunction, specific performance or other equitable remedies in connection with enforcing each Stockholder’s obligations hereunder.

(e) Notices. All notices or other communications required or permitted to be given hereunder shall be in writing and shall be delivered by hand or sent by email or sent, postage prepaid, by registered, certified or express mail or reputable overnight courier service and shall be deemed given when so delivered by hand or, if mailed, three days after mailing (one Business Day in the case of express mail or overnight courier service) or, if emailed, on the date transmitted (provided, that no “bounce back” or similar message of non-delivery is received with respect thereto), as follows (or at such other address for a party as shall be specified by notice given in accordance with this Section 12(e)):

if to the Stockholders, to the address for notice set forth on Schedule A hereto, with a copy to:

Dorsey & Whitney LLP

50 S. Sixth Street; Suite 1500

Minneapolis, MN 55402

Attention:	Jonathan A. Van Horn

Email:	[***]

if to the Company, to:

SkyWater Technology, Inc.

2401 East 86th Street

Bloomington, MN 55425

Attention:	Chris Hilberg

Email:	[***]

with a copy to:

Foley & Lardner LLP

777 East Wisconsin Avenue

Milwaukee, WI 53202

Attention:	John K. Wilson; Mark T. Plichta

Email:	[***]; [***]

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if to Parent or the Merger Subsidiaries, to:

IonQ, Inc.

4505 Campus Drive, Inc.

College Park, MD 20740

Attention:	Paul T. Dacier

Email:	[***]

with a copy to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, NY 10019

Attention:	Rob Kindler; Chelsea N. Darnell

Email: [***]; [***]

Any notice, request, demand, claim or other communication delivered, given or otherwise provided under this Agreement shall, if sent by electronic mail, expressly state in the subject line thereof, “NOTICE UNDER SHIELD VOTING AGREEMENT.”

(f) No Agreement Until Executed; No Ownership Interest. Irrespective of negotiations among the parties or the exchanging of drafts of this Agreement, this Agreement shall not constitute or be deemed to evidence a contract, agreement, arrangement or understanding between the parties unless and until (i) the Board of Directors of the Company has approved, for purposes of any applicable anti-takeover laws and regulations, the Transactions and this Agreement, (ii) the Merger Agreement is executed by all parties thereto and (iii) this Agreement is executed by all parties hereto. Nothing contained in this Agreement shall be deemed to vest in Parent or any Merger Subsidiary any direct or indirect ownership or incidence of ownership of or with respect to the Covered Shares. All rights, ownership and economic benefits of and relating to the Covered Shares shall remain vested in and belong to each applicable Stockholder, and none of Parent, any Merger Subsidiary or the Company shall have any authority to exercise any power or authority to direct such Stockholder in the voting or disposition of any of the Covered Shares, except as otherwise provided herein.

(g) No Third Party Beneficiaries. This Agreement is not intended to confer upon any person other than the parties hereto (and their respective successors and permitted assigns) any rights (legal, equitable or otherwise) or remedies, whether as third-party beneficiaries or otherwise.

(h) Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

(i) Jurisdiction. Any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby or thereby may only be brought in the Court of Chancery of the State of Delaware (or, only if such court declines to accept jurisdiction over a particular matter, then in the United States District Court for the District of Delaware or, if jurisdiction is not then available in

10

the United States District Court for the District of Delaware (but only in such event), then in any court sitting of the State of Delaware in New Castle County) and any appellate court from any of such courts (in any case, the “Delaware Court”), and each of the parties hereby irrevocably consents to the exclusive jurisdiction of the Delaware Court in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding which is brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any of the Delaware Court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 12(e) shall be deemed effective service of process on such party when deemed given pursuant to Section 12(e); provided that nothing herein shall affect the right of any party to serve process in any other manner permitted by applicable law.

(j) Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

(k) Entire Agreement. This Agreement, together with any exhibit, annex and schedule hereto, constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement. For the avoidance of doubt, nothing in this Agreement shall be deemed to amend, alter or modify, in any respect, any of the provisions of the Merger Agreement or any agreement referenced therein.

(l) Interpretation. Section 10.14 of the Merger Agreement shall apply to this Agreement, mutatis mutandis.

(m) Expenses. Except as otherwise expressly provided in this Agreement, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs or expenses.

13. Action in Capacity as a Stockholder. Notwithstanding anything to the contrary in this Agreement, nothing herein shall limit or restrict any Stockholder who serves as a director of the Company from acting or refraining from acting solely in such capacity. Any such Stockholder executes this Agreement solely in such Stockholder’s capacity as a holder of Covered Shares, and nothing herein shall limit or affect any actions taken in such Stockholder’s capacity as a director of the Company, including complying with or exercising such Stockholder’s fiduciary duties as a member of the Company Board. For the avoidance of doubt, the foregoing shall not limit, restrict or excuse any obligation of any Stockholder hereunder in its capacity as a holder of Covered Shares.

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14. Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. Electronic signatures (including those received as a.pdf attachment to electronic mail) shall be treated as original signatures for all purposes of this Agreement. This Agreement shall become effective when each party hereto shall have received counterparts hereof signed by all of the other parties hereto.

[The remainder of this page is intentionally left blank.]

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

IONQ, INC.

/s/ Niccolo M. de Masi
Name: Niccolo M. de Masi
Title: President and Chief Executive Officer

[Signature Page to Voting Agreement]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

IRIS MERGER SUBSIDIARY 1 INC.

/s/ Tyler Rosenbaum
Name: Tyler Rosenbaum
Title: President

IRIS MERGER SUBSIDIARY 2 LLC

/s/ Tyler Rosenbaum
Name: Tyler Rosenbaum
Title: President

[Signature Page to Voting Agreement]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

SKYWATER TECHNOLOGY, INC.

/s/ Thomas Sonderman
Name: Thomas Sonderman
Title: Chief Executive Officer

[Signature Page to Voting Agreement]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

CMI OXBOW PARTNERS, LLC

By: Oxbow Industries, LLC, its Managing Member

/s/ Loren A. Unterseher
Name: Loren A. Unterseher
Title: President

OXBOW INDUSTRIES, LLC

/s/ Loren A. Unterseher
Name: Loren A. Unterseher
Title: President

LOREN A. UNTERSEHER

/s/ Loren A. Unterseher
Loren A. Unterseher

[Signature Page to Voting Agreement]

Schedule A

Stockholder Name	Shares of Company Common Stock Owned of Record(a)	Shares of Company Common Stock Beneficially Owned(a)
CMI Oxbow Partners, LLC	—	4,487,394
Oxbow Industries, LLC	—	4,487,397	(b)
Loren A. Unterseher	—	9,663,895	(b)(c)

Address for Stockholders (prior to or on January 31, 2026):

c/o Oxbow Industries, LLC

4450 Excelsior Boulevard, Suite 440

Minneapolis, MN 55416

Attention: Loren A. Unterseher

Email: [***]

Address for Stockholders (on or after February 1, 2026):

c/o Oxbow Industries, LLC

Golden Hills Office Center

701 Xenia Avenue South, Suite 600

Golden Valley, MN 55416

Attention: Loren A. Unterseher

Email: [***]

(a)

If any additional shares of Company Common Stock are owned by any of the Stockholders as of the date of this Agreement, such shares shall be automatically deemed to be “Owned Shares” notwithstanding the contents of this Schedule A. Amounts listed in this Schedule A do not include equity awards held by the applicable person or entity that are exercisable for or convertible into Shares at any time.

(b)	Includes 4,487,394 shares held by CMI Oxbow Partners, LLC.

(c)

Includes 3 shares held by Oxbow Industries, LLC, and excludes 11,428 shares of Company Common Stock underlying Restricted Stock Units scheduled to vest on the date immediately preceding the Company’s next annual meeting of stockholders.

Schedule B

SPOUSAL CONSENT

The undersigned represents that the undersigned is the spouse of: __________________ and that the undersigned is familiar with the terms of the Voting Agreement (the “Agreement”), entered into as of January 25, 2026, by and among IonQ, Inc., a Delaware corporation (“Parent”), Iris Merger Subsidiary 1 Inc., a Delaware corporation and a wholly-owned subsidiary of Parent, Iris Merger Subsidiary 2 LLC, a Delaware limited liability company and a wholly-owned subsidiary of Parent, and SkyWater Technology, Inc., a Delaware corporation, the undersigned’s spouse and the other persons listed on Schedule A to the Agreement who are signatories thereto. The undersigned hereby agrees that the interest of the undersigned’s spouse in all property which is the subject of the Agreement shall be irrevocably bound by the terms of the Agreement and by any amendment, modification, waiver or termination signed by the undersigned’s spouse. The undersigned further agrees that the undersigned’s community property interest in all property which is the subject of the Agreement shall be irrevocably bound by the terms of the Agreement, and that the Agreement shall be binding on the executors, administrators, heirs and assigns of the undersigned. The undersigned further authorizes the undersigned’s spouse to amend, modify or terminate the Agreement, or waive any rights thereunder, and that each such amendment, modification, waiver or termination signed by the undersigned’s spouse shall be binding on the community property interest of the undersigned in all property which is the subject of the Agreement and on the executors, administrators, heirs and assigns of the undersigned, each as fully as if the undersigned had signed such amendment, modification, waiver or termination.

Dated:
Name:

EXHIBIT 99.1

IonQ to Acquire SkyWater Technology, Creating the Only

Vertically Integrated Full-Stack Quantum Platform Company

Accelerates IonQ’s Fault-Tolerant Quantum Computing Roadmap through Embedded Access to a Trusted U.S. Foundry, Positioning IonQ as the Quantum Partner for the U.S. Government, Allies, and Partners

200,000 Qubit QPUs Enabling 8,000 Ultra-High Fidelity Logical Qubits Expected to Start Functional Testing in 2028; Accelerates 2,000,000 Qubit Chip by Up to a Year

Facilitates Secure End-to-End Design through Delivery of IonQ’s Platform of Next-Generation Quantum Computing, Quantum Networking, Quantum Security, and Quantum Sensing Technologies

SkyWater Will Continue to Serve Customers as a Pure-Play Semiconductor Foundry and Merchant Supplier

Companies to Host Joint Webcast Today at 8:30 a.m. ET

COLLEGE PARK, Md. and BLOOMINGTON, Minn. – January 26, 2026 – IonQ (NYSE: IONQ), the world’s leading quantum company, and SkyWater Technology (NASDAQ: SKYT), the largest exclusively U.S.-based, pure-play semiconductor foundry, today announced they have entered into a definitive agreement pursuant to which IonQ will acquire SkyWater for $35.00 per share in a cash-and-stock transaction, subject to a collar, implying a total equity value of approximately $1.8 billion.

“This transformational acquisition enables IonQ to materially accelerate its quantum computing roadmap and secure its fully scalable supply chain domestically. With secure, U.S.-based design, packaging and chip fabrication – IonQ will benefit from vertical integration across our increasingly interlinked quantum computing, quantum networking, quantum security, and quantum sensing applications for land, sea, air, and space,” said Niccolo de Masi, IonQ Chairman and Chief Executive Officer. “We are confident that uniting our revolutionary quantum platform with SkyWater’s leading capabilities in parallel innovation, engineering, and manufacturing, will accelerate America’s ability to deploy quantum technology for mission critical applications. This historic transaction will significantly accelerate commercialization of our fully fault-tolerant quantum computers and benefit our nation’s broader quantum industry, enhancing our national security, economic strength, and technological superiority.”

Mr. de Masi continued, “SkyWater is an unrivaled technology innovation partner, and with IonQ’s existing quantum sensing and quantum networking capabilities it will become the preeminent quantum merchant supplier under the continued leadership of Thomas Sonderman. Together, we remain committed to redefining what is possible for business, government, and society in the quantum era while unlocking long-term value for shareholders of both companies.”

“This combination marks a pivotal moment in SkyWater’s evolution,” said Thomas Sonderman, Chief Executive Officer of SkyWater Technology. “As the largest pure-play semiconductor foundry based in the U.S., SkyWater is already the partner of choice for advanced development and manufacturing services in both the public and private sectors as quantum computing and manufacturing increasingly align. Joining forces with IonQ will accelerate multiple engineering pathways for next-generation quantum chips, delivering speed, precision, and scale. Importantly, SkyWater remains fully committed to all of our semiconductor foundry customers and will continue as the quantum merchant supplier of choice with an even broader set of quantum sensing and quantum networking solutions for all of our customers and partners.”

The combination of IonQ and SkyWater will create the first of its kind, vertically integrated quantum platform company. In addition to strengthening IonQ’s position as a trusted ecosystem partner and merchant supplier in aerospace and defense, the combined company will be positioned to continue delivering innovative breakthroughs for customers across industries, including pharmaceuticals, finance, and cloud and enterprise computing, among others. IonQ’s proprietary technology and architecture, combined with SkyWater’s world-class onshore R&D and manufacturing capabilities and differentiated development services, will create a full quantum ecosystem.

Following the close of the transaction, SkyWater will operate as a wholly owned subsidiary under the SkyWater name serving a full range of customers. Mr. Sonderman will lead the subsidiary and report to Mr. de Masi, which will ensure the continued delivery of industry-leading Advanced Technology Services, Wafer Services, and Advanced Packaging Services as well as atomic clocks and quantum interconnects to all SkyWater customers.

Transaction Rationale

•

Accelerates Roadmap to Fault-Tolerant Quantum Computing: With SkyWater, IonQ strengthens its position as the only vertically integrated full-stack quantum platform company, with embedded access to a Trusted U.S. foundry. IonQ’s manufacturing timelines are expected to accelerate through reduced wafer iteration times and parallelizing wafer prototypes. As a result, the combined company is expected to pull forward functional testing of its 200,000 qubit QPUs in 2028 enabling over 8,000 ultra-high fidelity logical qubits. We believe that IonQ will be positioned as a core quantum computing, quantum networking, quantum security, and quantum sensing provider for the U.S. government, allies and partners. SkyWater will also help ensure accelerated innovation and high-quality manufacturability at scale and with industry-leading costs for IonQ’s technologies.

•

Strengthens IonQ’s Position as a Trusted Government Partner with DMEA Category 1 Trusted Accreditation: The combination will support IonQ’s recently launched IonQ Federal division, supporting the federal and defense sectors with cutting-edge quantum solutions. Upon close, IonQ will have an end-to-end quantum supply chain in the U.S., from design and prototyping through manufacturing, packaging, deployment, and ongoing service upgrades. This will allow IonQ to securely support multiple important Department of War programs, such as the Microelectronics Commons network to support warfighter applications, and address critical national security vulnerabilities.

•

Enables SkyWater to Continue Serving as a Semiconductor Foundry and Merchant Supplier: SkyWater remains committed to its current Aerospace and Defense and commercial markets and will continue as a pure-play global semiconductor foundry and merchant supplier, providing new and existing customers with the same high-quality standards they have come to expect. SkyWater will also deliver essential technology building blocks to other companies that are focused on advancing artificial intelligence, quantum computing, electrification, IoT, health diagnostics, and more. SkyWater will also be able to offer IonQ’s industry-leading quantum sensors and quantum networking solutions to SkyWater customers and partners.

•

Brings Together Highly Talented Engineering Teams to Advance Innovation and Broaden Reach: We believe that IonQ and SkyWater have some of the most talented employees in the industry. The combined company’s employees will be uniquely capable of advancing technology to solve the world’s most complex problems and help ensure America prevails in the quantum era.

•

Maintains Strong Balance Sheet to Facilitate Continued Growth: The cash and stock transaction structure allows IonQ to maintain ample runway for growth and preserve the Company’s financial flexibility to continue accelerating quantum commercialization.

Transaction Details

Under the terms of the agreement, SkyWater shareholders will receive $15.00 in cash and $20.00 in shares of IonQ common stock, subject to a collar, for each share of SkyWater common stock held at close of the transaction. The purchase price represents a 38.0% premium to the 30-day volume-weighted average price of SkyWater shares as of market close on January 23, 2026.

The stock component is subject to a collar under which SkyWater shareholders will receive IonQ stock valued at $20.00 per SkyWater share, based on the 20-day volume weighted average price of IonQ stock as of three business days before closing, unless such volume-weighted average is greater than $60.13 per share, in which case SkyWater shareholders will receive 0.3326 IonQ shares per SkyWater share, or less than $37.99 per share, in which case SkyWater shareholders will receive 0.5265 IonQ shares per SkyWater share.

SkyWater shareholders will own between 4.4% and 6.7% of the combined company under the collar. SkyWater will maintain its headquarters in Bloomington, Minnesota and its facilities in Minnesota, Florida, and Texas will serve as Regional Quantum Production Hubs.

The Boards of Directors of both companies have unanimously approved the transaction, which is expected to close in the second or third quarter of 2026, subject to approval by SkyWater shareholders, receipt of required regulatory approvals and satisfaction of other customary closing conditions.

In light of the pending transaction, SkyWater’s previously scheduled investor day will not be held in March 2026. The combined company is expected to hold an investor event in the third quarter of 2026.

IonQ 2025 Financial Outlook

IonQ expects to deliver full year 2025 revenue results at the high end or above its previously announced range of $106 million to $110 million when it reports its fourth quarter and full year 2025 earnings results next month.

Webcast Information

IonQ and SkyWater will host a joint webcast today at 8:30 a.m. ET to discuss the transaction in greater detail. To access the webcast and view presentation slides, please register at: https://event.choruscall.com/mediaframe/webcast.html?webcastid=wkNnwzkD. The live broadcast and associated presentation will also be available on the investor relations section of IonQ’s website at https://investors.ionq.com/ and SkyWater’s website at https://ir.skywatertechnology.com/.

Advisors

Cantor Fitzgerald & Co. and BofA Securities are serving as financial advisors, Paul, Weiss, Rifkind, Wharton & Garrison LLP is serving as legal advisor, and Joele Frank, Wilkinson Brimmer Katcher is serving as strategic communications advisor to IonQ.

Goldman, Sachs & Co. is serving as exclusive financial advisor, Foley & Lardner LLP is serving as legal advisor, and FGS Global is serving as strategic communications advisor to SkyWater.

About IonQ

IonQ, Inc. (NYSE: IONQ) is the world’s leading quantum platform company delivering solutions for quantum computing, networking, sensing, and security. IonQ’s newest generation of quantum computers, the forthcoming IonQ Tempo, will be the latest in a line of cutting-edge systems that have been helping customers and partners including Amazon Web Services, AstraZeneca, and NVIDIA achieve 20x performance results and accelerate innovation in drug discovery, materials science, financial modeling, logistics, cybersecurity, and defense. In 2025, the company achieved 99.99% two-qubit gate fidelity, setting a world record in quantum computing performance.

Headquartered in College Park, Maryland, IonQ has more than 1,300 employees at operations in California, Colorado, Massachusetts, Tennessee, Washington, Italy, South Korea, Sweden, Switzerland, Toronto, and the United Kingdom. Our quantum computing services are available through all major cloud providers, while we also meet the needs of networking and sensing customers across land, sea, air, and space. IonQ is making quantum platforms more accessible and impactful than ever before. Learn more at IonQ.com.

About SkyWater

SkyWater Technology (NASDAQ: SKYT) is securing America’s silicon foundation as the largest U.S.-based, pure-play semiconductor foundry. A trusted partner to both commercial customers and federal defense programs, SkyWater’s Technology as a Service model empowers innovators to bring emerging technologies like quantum computing and next-generation systems from concept to reality. With state-of-the-art facilities in Minnesota, Florida, and Texas, SkyWater specializes in foundational nodes and advanced packaging to support the nation’s critical infrastructure, strengthen supply chain resilience, and ensure long-term U.S. technology leadership. SkyWater is a DMEA-accredited Category 1A Trusted Foundry. To learn more, visit www.skywatertechnology.com.

Important Information and Where to Find It

In connection with the acquisition described in this press release (the “Transaction”), IonQ intends to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (the “Registration Statement”, which will include a prospectus with respect to the shares of IonQ common stock (the “IonQ Shares”) to be issued in the Transaction and a proxy statement for SkyWater’s stockholders (the “Proxy Statement/Prospectus”), and SkyWater intends to file with the SEC the proxy statement. The definitive proxy statement (if and when available following the effectiveness of the Registration Statement) will be mailed to stockholders of SkyWater. Each of IonQ and SkyWater may also file with or furnish to the SEC other relevant documents regarding the Transaction. This press release is not a substitute for the Registration Statement, the Proxy Statement/Prospectus or any other document that IonQ or SkyWater may file with the SEC or mail to SkyWater’s stockholders in connection with the Transaction. INVESTORS AND SECURITY HOLDERS OF IONQ AND SKYWATER ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO), BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING IONQ, SKYWATER, THE TRANSACTION AND RELATED MATTERS. The documents filed by IonQ with the SEC also may be obtained free of charge at IonQ’s website at investors.IonQ.com. The documents filed by SkyWater with the SEC also may be obtained free of charge at SkyWater’s website at ir.skywatertechnology.com.

Participants in the Solicitation

IonQ, SkyWater and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of SkyWater in connection with the Transaction under the rules of the SEC. Information about the interests of the directors and executive officers of IonQ and SkyWater and other persons who may be deemed to be participants in the solicitation of stockholders of SkyWater in connection with the Transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Proxy Statement/Prospectus, which will be filed with the SEC. Information about SkyWater’s directors and executive officers is set forth in SkyWater’s proxy statement for its 2025 Annual Meeting of Stockholders on Schedule 14A filed with the SEC on April 8, 2025, SkyWater’s Annual Report on Form 10-K for the year ended December 29, 2024 and any subsequent filings with the SEC. Information about certain of IonQ’s directors and executive officers is set forth in IonQ’s proxy statement for its 2025 Annual Meeting of Stockholders on Schedule 14A filed with the SEC on April 28, 2025 and any subsequent filings with the SEC. Additional information regarding the direct and indirect interests of those persons and other persons who may be deemed participants in the Transaction may be obtained by reading the Proxy Statement/Prospectus regarding the Transaction when it becomes available. Free copies of these documents may be obtained as described above.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute, or form a part of, an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Note to Investors Regarding Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements contained in this press release other than statements of historical fact are forward-looking statements. These forward-looking statements are based on IonQ’s and SkyWater’s current expectations, estimates and projections about the expected date of closing of the Transaction and the potential benefits thereof, their respective businesses and industries, management’s beliefs and certain assumptions made by IonQ and SkyWater, all of which are subject to change. All forward-looking statements by their nature address matters that involve risks and uncertainties, many of which are beyond our control and are not guarantees of future results, such as statements about the consummation of the Transaction and the anticipated benefits thereof. These and other forward-looking statements, including the failure to consummate the Transaction or to make or take any filing or other action required to consummate the Transaction in a timely matter or at all, are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements and caution must be exercised in relying on forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: (i) the completion of the Transaction on anticipated terms and timing, including obtaining stockholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies, expansion and growth of SkyWater’s and IonQ’s businesses and other conditions to the completion of the Transaction; (ii) failure to realize the anticipated benefits of the Transaction, including as a result of delay in completing the Transaction or integrating the businesses of IonQ and SkyWater; (iii) IonQ’s and SkyWater’s ability to implement their business strategies; (iv) potential litigation relating to the Transaction that could be instituted against IonQ, SkyWater or their respective directors; (v) the risk that disruptions from the Transaction will harm IonQ’s or SkyWater’s businesses, including current plans and operations; (vi) the ability of IonQ or SkyWater to retain and hire key personnel; (vii) potential adverse reactions or changes to business relationships resulting from the announcement, pendency or completion of the Transaction; (viii) uncertainty as to the long-term value of the IonQ Shares; (ix) legislative, regulatory and economic developments affecting IonQ’s and SkyWater’s businesses; (x) general economic and market developments and conditions; (xi) the evolving legal, regulatory and tax regimes under which IonQ and SkyWater operate; (xii) potential business uncertainty, including changes to existing business relationships, during the pendency of the Transaction that could affect IonQ’s or SkyWater’s financial performance; (xiii) restrictions during the pendency of the Transaction that may impact IonQ’s or SkyWater’s ability to pursue certain business opportunities or strategic transactions; (xiv) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as IonQ’s and SkyWater’s response to any of the aforementioned factors; and (xv) failure of the Transaction to be approved by the stockholders of SkyWater. These risks, as well as other risks associated with the Transaction, will be more fully discussed in the Proxy Statement/Prospectus. While the list of factors presented here is, and the list of factors presented in the Proxy Statement/Prospectus will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on IonQ’s or SkyWater’s consolidated financial condition, results of operations or liquidity. Neither IonQ nor SkyWater assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

IonQ Contacts

Media:

Cheryl Krauss

cheryl.krauss@ionq.co

Investors:

investors@ionq.co

SkyWater Contacts

Media:

Tammy Swanson

tammy.swanson@skywatertechnology.com

Investors:

Claire McAdams

claire@headgatepartners.com

Exhibit 99.2 The Only Vertically Integrated Full-Stack Quantum Platform Company End-to-end innovation, engineering, manufacturing, and deployment — Across quantum computing, quantum networking, quantum sensing, and quantum security +

Important Information and Where to Find It In connection with the acquisition described in this presentation (the “Transaction”), IonQ, Inc. (“IonQ”) intends to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (the “Registration Statement ) which will include a prospectus with respect to the shares of IonQ common stock (the “IonQ Shares”) to be issued in the Transaction and a proxy statement (the “Proxy Statement/Prospectus”) for stockholders of SkyWater Technology, Inc. (“SkyWater”) and SkyWater intends to file with the SEC the proxy statement. The definitive proxy statement (if and when available following the effectiveness of the Registration Statement) will be mailed to stockholders of SkyWater. Each of IonQ and SkyWater may also file with or furnish to the SEC other relevant documents regarding the Transaction. This presentation is not a substitute for the Registration Statement, the Proxy Statement/Prospectus or any other document that IonQ or SkyWater may file with the SEC or mail to SkyWater’s stockholders in connection with the Transaction. INVESTORS AND SECURITY HOLDERS OF IONQ AND SKYWATER ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO), BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING IONQ, SKYWATER, THE TRANSACTION AND RELATED MATTERS. The documents filed by IonQ with the SEC also may be obtained free of charge at IonQ’s website at investors.IonQ.com. The documents filed by SkyWater with the SEC also may be obtained free of charge at SkyWater’s website at ir.skywatertechnology.com. Participants in the Solicitation IonQ, SkyWater and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of SkyWater in connection with the Transaction under the rules of the SEC. Information about the interests of the directors and executive officers of IonQ and SkyWater and other persons who may be deemed to be participants in the solicitation of stockholders of SkyWater in connection with the Transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Proxy Statement/Prospectus, which will be filed with the SEC. Information about SkyWater’s directors and executive officers is set forth in SkyWater’s proxy statement for its 2025 Annual Meeting of Stockholders on Schedule 14A filed with the SEC on April 8, 2025, SkyWater’s Annual Report on Form 10-K for the year ended December 29, 2024 and any subsequent filings with the SEC. Information about certain of IonQ’s directors and executive officers is set forth in IonQ’s proxy statement for its 2025 Annual Meeting of Stockholders on Schedule 14A filed with the SEC on April 28, 2025 and any subsequent filings with the SEC. Additional information regarding the direct and indirect interests of those persons and other persons who may be deemed participants in the Transaction may be obtained by reading the Proxy Statement/Prospectus regarding the Transaction when it becomes available. Free copies of these documents may be obtained as described above. No Offer or Solicitation This communication is for informational purposes only and does not constitute, or form a part of, an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law. Trademarks The companies depicted in the photographs herein, or in any third-party trademarks, including names, logos and brands, referenced in this presentation, are the property of their respective owners. All references to third-party trademarks are for identification purposes only and nothing herein should be considered to be an endorsement, authorization or approval by any such company. Note to Investors Regarding Forward-Looking Statements This presentation contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements contained in this presentation other than statements of historical fact are forward-looking statements. These forward-looking statements are based on IonQ’s and SkyWater’s current expectations, estimates and projections about the expected date of closing of the Transaction and the potential benefits thereof, their respective businesses and industries, management’s beliefs and certain assumptions made by IonQ and SkyWater, all of which are subject to change. All forward-looking statements by their nature address matters that involve risks and uncertainties, many of which are beyond our control and are not guarantees of future results, such as statements about the consummation of the Transaction and the anticipated benefits thereof. These and other forward-looking statements, including the failure to consummate the Transaction or to make or take any filing or other action required to consummate the Transaction in a timely matter or at all, are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements and caution must be exercised in relying on forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: (i) the completion of the Transaction on anticipated terms and timing, including obtaining stockholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies, expansion and growth of SkyWater’s and IonQ’s businesses and other conditions to the completion of the Transaction; (ii) failure to realize the anticipated benefits of the Transaction, including as a result of delay in completing the Transaction or integrating the businesses of IonQ and SkyWater; (iii) IonQ’s and SkyWater’s ability to implement their business strategies; (iv) potential litigation relating to the Transaction that could be instituted against IonQ, SkyWater or their respective directors; (v) the risk that disruptions from the Transaction will harm IonQ’s or SkyWater’s businesses, including current plans and operations; (vi) the ability of IonQ or SkyWater to retain and hire key personnel; (vii) potential adverse reactions or changes to business relationships resulting from the announcement, pendency or completion of the Transaction; (viii) uncertainty as to the long-term value of the IonQ Shares; (ix) legislative, regulatory and economic developments affecting IonQ’s and SkyWater’s businesses; (x) general economic and market developments and conditions; (xi) the evolving legal, regulatory and tax regimes under which IonQ and SkyWater operate; (xii) potential business uncertainty, including changes to existing business relationships, during the pendency of the Transaction that could affect IonQ’s or SkyWater’s financial performance; (xiii) restrictions during the pendency of the Transaction that may impact IonQ’s or SkyWater’s ability to pursue certain business opportunities or strategic transactions; (xiv) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as IonQ’s and SkyWater’s response to any of the aforementioned factors; and (xv) failure of the Transaction to be approved by the stockholders of SkyWater. These risks, as well as other risks associated with the Transaction, will be more fully discussed in the Proxy Statement/Prospectus. While the list of factors presented here is, and the list of factors presented in the Proxy Statement/Prospectus will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward- looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on IonQ’s or SkyWater’s consolidated financial condition, results of operations or liquidity. Neither IonQ nor SkyWater assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws. 2

Niccolo de Masi
Chairman & CEO

Thomas Sonderman
CEO

IONQ + skywater

Solving the world's most complex problems for global customers

3
Copyright © 2026 IonQ, Inc. All Rights Reserved.

Niccolo de Masi Thomas Sonderman Chairman & CEO CEO + World’s leading quantum platform company delivering Largest U.S.-based, pure-play semiconductor foundry; solutions for quantum computing, quantum DMEA-accredited and Category 1A Trusted networking, quantum sensing, & quantum security Specializing in foundational nodes and advanced Solving the world’s most complex problems packaging to support the nation’s critical infrastructure for global customers and emerging quantum technologies End-to-end innovation, engineering, manufacturing, and deployment of quantum solutions 3 Copyright © 2026 IonQ, Inc. All Rights Reserved.

Transaction Overview Transaction Structure IonQ (NYSE: IONQ) to acquire 100% of SkyWater Technology (NASDAQ: SKYT) Equity Value $1.8 Billion ($35.00 per share) 1 Consideration Mix $15.00 cash / $20.00 stock SkyWater to operate as a wholly-owned subsidiary of IonQ, with CEO in place Operating Model to lead subsidiary IonQ (College Park, MD); SkyWater (Bloomington, MN) Headquarters SkyWater facilities in MN, FL, and TX to continue current operations Subject to SkyWater shareholder approval and customary closing conditions, Conditions / Closing including regulatory approval; Expected close: Q2 – Q3 2026 1. The stock component is subject to a collar under which SkyWater shareholders will receive IonQ stock valued at $20.00 per SkyWater share, based on the 20-day volume weighted average price of IonQ stock as of three business days before closing, unless such volume-weighted average is greater than $60.13 per share, in which case SkyWater shareholders will receive 0.3326 IonQ shares per SkyWater share, or less than $37.99 per share, in which case SkyWater shareholders will receive 0.5265 IonQ shares per SkyWater share. 4 Copyright © 2026 IonQ, Inc. All Rights Reserved.

IONQ | skywater

2024

- Quantum computing
- 5-year roadmap scaling to 1,000s of qubits
- Proving out the science

2025

- Quantum computing, quantum networking, quantum sensing, and quantum security
- **Semiconductor** architecture and electronic qubit control
- 5-year roadmap scaling to **millions of qubits**
- Science proven, **engineering driving scale**

2026

skywater

- **Highly specialized** technology-driven (TaaS) capacity
- **Rapid development** through flexibility, iteration, and parallelization
- **Trusted foundry** with proven track record in quantum technologies

5

Copyright © 2026 IonQ, Inc. All Rights Reserved.

Quantum is Now and Scaling Requires Rapid Iteration and Secure Onshore Fabrication Then | Quantum Computing Now | Quantum Infrastructure Critical to Nation States 2024 2025 2026 • Quantum computing • Quantum computing, quantum networking, quantum sensing, • 5-year roadmap scaling to and quantum security • Highly specialized 1,000s of qubits technology-driven (TaaS) • Semiconductor architecture capacity • Proving out the science and electronic qubit control • Rapid development through flexibility, iteration, and • 5-year roadmap scaling to parallelization millions of qubits • Trusted foundry with proven track record in quantum • Science proven, engineering technologies driving scale 5 Copyright © 2026 IonQ, Inc. All Rights Reserved.

+ The Only Vertically Integrated Full-Stack Quantum Platform Company Accelerates Fault-Tolerant Quantum Computing Roadmap through embedded secure access to Trusted 1 foundry. 200,000 qubit QPUs enabling 8,000 logical qubits expected to start functional testing in 2028 Helps ensure manufacturability at scale with industry-leading costs by bringing together the full product 2 lifecycle under one roof Creates an end-to-end quantum supply chain in the U.S. which enables us to scale to full fault tolerance 3 with the highest levels of security Enables IonQ and SkyWater to continue serving as merchant suppliers, leveraging IonQ’s full-stack 4 quantum portfolio and SkyWater’s secure accredited R&D and manufacturing capabilities Brings together two teams of world-class talent, together uniquely capable of solving the world’s most 5 complex problems 6 Copyright © 2026 IonQ, Inc. All Rights Reserved.

IONQ
skywater

Closer Engineering Alignment

Embedding IonQ system and product engineers with SkyWater process integration teams enriches each design–build–test cycle

Technology as a Service

TaaS foundry model enables massive parallelism, compounding learning and accelerating innovation across chip generations

Parallel Innovation Paths

Parallel innovation paths accelerate progress toward large-scale quantum processors

Cat1A Trusted
Foundry Accreditation

Maintains foundry service model

7

Copyright © 2026 IonQ, Inc. All Rights Reserved.

SkyWater Delivers Unique Value to IonQ via Deep Integration and Technology as a Service Model Closer Engineering Alignment Technology as a Service Parallel Innovation Paths Parallel innovation paths Embedding IonQ system and TaaS foundry model enables accelerate progress toward product engineers with massive parallelism, SkyWater process integration compounding learning and large-scale quantum teams enriches each design– accelerating innovation across processors build–test cycle chip generations Maintains foundry service model Preserves IP security, program firewalling, and a Trusted domestic supply chain for all U.S. OEMs Cat1A Trusted Foundry Accreditation 7 Copyright © 2026 IonQ, Inc. All Rights Reserved.

IONQ skywater

2-qubit unit cell → **256-qubit quantum computer** → **10,000s qubit quantum computer** → **100,000s qubit quantum computer** → **Millions qubit quantum computer**

- **2-qubit unit cell**: **99.99% fidelity** with electronic qubit control proven 2025
- **256-qubit quantum computer**: **Many 2-qubit unit cells** on a single chip
- **10,000s qubit quantum computer**: **Add multiplexing** to overcome pad limits
- **100,000s qubit quantum computer**: **Die shrink** to optimize qubit density per chip
- **Millions qubit quantum computer**: **Scale across multiple dies** with 2.5D IC packaging

All Key R&D Proven → **Semiconductor Engineering**

8

Copyright © 2026 IonQ, Inc. All Rights Reserved.

IonQ’s Roadmap Milestones are Based on Highly-Developed Semiconductor Scaling Pathways 2-qubit 256-qubit 10,000s qubit 100,000s qubit Millions qubit unit cell quantum computer quantum computer quantum computer quantum computer 99.99% fidelity Many 2-qubit unit cells Add multiplexing Die shrink to optimize Scale across multiple dies with electronic qubit on a single chip to overcome pad limits qubit density per chip with 2.5D IC packaging control proven 2025 All Key R&D Proven Semiconductor Engineering 8 Copyright © 2026 IonQ, Inc. All Rights Reserved.

IONQ
skywater

REDUCED CHIP ITERATION TIMES

Faster learning cycles accelerate engineering pace

PROTOTYPING MULTIPLE GENERATIONS IN PARALLEL

Accelerating tech development to bring in roadmap

ACCELERATES TOTAL CHIP CYCLE TIMES AND ROADMAP

256-qubit chip cycle time expected to reduce from 9 months to 2 months [1]

Standard Fab Cycle
9 Months
Embedded Access Cycle
2 Months
4.5X Acceleration

9

Copyright © 2026 IonQ, Inc. All Rights Reserved.

Accelerating the Path to Fault-Tolerant Quantum Computing via Embedded Access to Trusted Foundry ACCELERATES TOTAL REDUCED CHIP CHIP CYCLE TIMES AND ROADMAP ITERATION TIMES 256-qubit chip cycle time expected to Faster learning cycles 1 accelerate engineering reduce from 9 months to 2 months pace Standard 9 Months Fab Cycle PROTOTYPING MULTIPLE Embedded 4.5X 2 Months GENERATIONS IN PARALLEL Access Cycle Acceleration Accelerating tech development to bring First 200,000 Qubit QPUs Enabling 8,000 Logical Qubits Now in roadmap Forecast to Become Available For Functional Testing In 2028 1. Cycle time refers to the total time from design files being complete to first devices being available to test 9 Copyright © 2026 IonQ, Inc. All Rights Reserved.

CY25
CY26
CY27
CY28
CY29
CY30
1,000,000
100,000
10,000
1,000
100
100,000
10,000
1,000
100
64-100+
100-256+
10,000
800
20,000
1,600
Now ready for functional testing in 2028
200,000
8,000
2,000,000
80,000
Logical Error Rates
<1.00E-7
<1.00E-12
Physical Qubits
Logical Qubits

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Copyright © 2026 IonQ, Inc. All Rights Reserved.

Our First 200,000 Qubit QPUs and Beyond Expected to be Available Earlier, with Functional Testing Starting in 2028 CY27 CY28 CY29 CY25 CY26 CY30 2,000,000 Now ready for functional testing 100,000 1,000,000 200,000 in 2028 80,000 100,000 10,000 20,000 10,000 10,000 8,000 1,000 100-256+ 1,000 64-100+ 1,600 800 100 100 Physical Qubits Logical Error Rates <1.00E-7 <1.00E-12 Logical Qubits 10 Copyright © 2026 IonQ, Inc. All Rights Reserved.

Vertically Integrating Ensures Mass Manufacturability and Industry-Leading Costs at Scale Minimizes Unit Economics Creates Fully Integrated Quantum Product Lifecycle Best in Class Cost per Physical Qubit Model of tight innovation, engineering, and manufacturing Design and Prototype Ion Trap, ASIC, MEMs, PIC, RF, Timing Hot-Lot & Parallel Flows Manufacture and Package 200mm scale with Hi-Rel and RadHard capabilities Thermal & Photonics Deployment and Service Upgrades Compute modules, PNT devices, optical terminals In-fab redesign cycles, ASICs If Using External IonQ + SkyWater Foundry Compute Networking Sensing Cybersecurity 11 Copyright © 2026 IonQ, Inc. All Rights Reserved.

IONQ skywater

R&D and Manufacturing
Bloomington, MN
Compute Manufacturing
Bothell, WA
IonQ Headquarters
College Park, MD
End-to-End U.S. Chain of Custody
Space Manufacturing
Louisville, CO
200mm Foundry
Austin, TX
Advanced Packaging Center
Kissimmee, FL

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Copyright © 2026 IonQ, Inc. All Rights Reserved.

Powering the Next Era of U.S. and Allied Quantum Leadership Sovereign Quantum Supply Chain, with Trusted Fab for Full Fault Tolerance at Highest Security R&D and Manufacturing Bloomington, MN Compute Manufacturing Bothell, WA IonQ Headquarters College Park, MD End-to-End U.S. Chain of Custody Space Manufacturing Louisville, CO Advanced Packaging Center 200mm Foundry Kissimmee, FL Austin, TX 12 C Co op py yr riig gh ht t © © 20 2026 26 I Io on nQ Q,, I In nc c.. A Allll R Riig gh ht ts R s Re ese ser rv ved ed..

IONQ | skywater

World-Class Combined Team

Robert Cardillo
Executive Chairman of IonQ Federal
National Geospatial Intelligence Agency (NGA)

Gen. Jay Raymond
Former Chief of Space Operations
United States Air Force | United States Space Force

Katie Arrington
Chief Information Officer
Department of War | Exiger Booz Allen Hamilton

Thomas Sonderman
CEO, SkyWater
GlobalFoundries | AMD Onto Innovation

Brad Ferguson
President, SkyWater Federal
Cypress Semiconductor

Dean Acosta
Chief Corporate Affairs & Gov't Relations Officer
Lockheed Martin | NASA

Rick Muller
SVP, Federal Technical & Gov't Engagement Lead
IARPA | Sandia Ntl. Labs

Groundbreaking National Initiatives

DARPA | UKRI National Quantum Computing Centre | AFRL | U.S. Department of Energy | epb Quantum

skywater

Trusted Accredited R&D and Manufacturing

- **U.S.-based R&D** and foundry facilities specializing in advanced process technologies
- **DoW Accredited:** DMEA Category 1A Trusted Foundry accreditation
- **Broad portfolio:** ASIC design, mixed-signal ICs, advanced packaging, and rad-hard solutions
- **Quantum specialized expertise** and ability to integrate quantum networking, sensing, security, and infrastructure manufacturing

13

Copyright © 2026 IonQ, Inc. All Rights Reserved.

IonQ Will Proudly Continue to Support Critical U.S., Allied, and Partner Initiatives in the Quantum Technology Race Robert Cardillo Gen. Jay Raymond Katie Arrington Executive Chairman of Former Chief of Space Chief Information IonQ Federal Operations Officer National Geospatial United States Air Force | Department of War | Exiger Intelligence Agency (NGA) United States Space Force Booz Allen Hamilton World-Class Combined Team Thomas Sonderman Brad Ferguson Dean Acosta Rick Muller CEO, SkyWater President, Chief Corporate Affairs SVP, Federal Technical & SkyWater Federal & Gov’t Relations Officer Gov’t Engagement Lead GlobalFoundries | AMD Onto Innovation Cypress Semiconductor Lockheed Martin | NASA IARPA | Sandia Ntl. Labs Groundbreaking National Initiatives • U.S.-based R&D and foundry facilities • Broad portfolio: ASIC design, mixed-signal ICs, advanced specializing in advanced process technologies packaging, and rad-hard solutions • DoW Accredited: DMEA Category 1A Trusted • Quantum specialized expertise and ability to integrate quantum Trusted Accredited R&D Foundry accreditation networking, sensing, security, and infrastructure manufacturing and Manufacturing 13 Copyright © 2026 IonQ, Inc. All Rights Reserved.

ID Quantique
Capella & Skyloom[1]
Cybersecurity
Lightsynq
Networking
Compute
Sensing
Vector Atomic
IONQ
Oxford Ionics
skywater

14

1. Skyloom acquisition is pending close

Copyright © 2026 IonQ, Inc. All Rights Reserved.

SkyWater Acquisition Follows Deliberate Strategy to Build and Accelerate Our Full-Stack Quantum Platform 1 Capella & Skyloom ID Quantique Cybersecurity Lightsynq Vector Atomic Networking Sensing Compute Oxford Ionics Copyright © 2026 IonQ, Inc. All Rights Reserved. 14 1. Skyloom acquisition is pending close Copyright © 2026 IonQ, Inc. All Rights Reserved.

IonQ + SkyWater: The Winning Quantum Platform Our Goal Remains: serve the market as the preeminent, global, quantum platform leader Integrated Product Lifecycle: end-to-end design, manufacturing and delivery of secure quantum solutions Revenue Growth: IonQ and SkyWater jointly remain focused on growth and capturing the market Long-Term Margins: committed to capital efficiency and driving sustained margin expansion over time 15 C Co op py yr riig gh ht t © © 20 2026 26 I Io on nQ Q,, I In nc. c. A Allll R Riig gh ht ts R s Re ese ser rv ved ed..

+